    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1996



                                                      REGISTRATION NO. 333-14465

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO.1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         COLUMBIA BANKING SYSTEM, INC.
             (Exact name of registrant as specified in its charter)

                    WASHINGTON                                          91-142237
          (State or other jurisdiction of                           (I.R.S. Employer
          incorporation or organization)                         Identification Number)

          1102 BROADWAY PLAZA, TACOMA, WASHINGTON 98402 (206) 305-1900 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ARNOLD G. ESPE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         COLUMBIA BANKING SYSTEM, INC.
                              1102 BROADWAY PLAZA
                                TACOMA, WA 98402
                                 (206) 305-1900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:

             J. JAMES GALLAGHER, ESQ.                              TODD H. BAKER, ESQ.
           AND SANDRA L. GALLAGHER, ESQ.                       Gibson, Dunn & Crutcher LLP
        Gordon, Thomas, Honeywell, Malanca                  One Montgomery Street, Suite 3100
            Peterson & Daheim, P.L.L.C.                      San Francisco, California 94104
          1201 Pacific Avenue, Suite 2200                            (415) 393-8200
             Tacoma, Washington 98402
                  (206) 572-5050

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         COLUMBIA BANKING SYSTEM, INC.
                            ------------------------

                             CROSS-REFERENCE SHEET

              FORM S-2 ITEM NO. AND CAPTION            LOCATION OR HEADING IN THE PROSPECTUS
      ---------------------------------------------  ------------------------------------------
  1.  Forepart of Registration Statement and
        Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus.................................  Insider Front Cover Page; Outside Back
                                                       Cover Page
  3.  Summary Information and Risk Factors.........  Prospectus Summary; Risk Factors
  4.  Use of Proceeds..............................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price..............  Not Applicable
  6.  Dilution.....................................  Not Applicable
  7.  Selling Security Holders.....................  Not Applicable
  8.  Plan of Distribution.........................  Outside Front Cover Page; Underwriting
  9.  Description of Securities to be Registered...  Outside Front Cover Page; Description of
                                                       Capital Stock
 10.  Interests of Named Experts and Counsel.......  Legal Matters; Experts
 11.  Information with Respect to the Registrant...  Outside Front Cover Page; Prospectus
                                                       Summary; Recent Developments; Price
                                                       Range of Common Stock; Dividends;
                                                       Capitalization; Selected Consolidated
                                                       Financial Information; Management's
                                                       Discussion and Analysis of Financial
                                                       Condition and Results of Operations;
                                                       Business; Management; Security Ownership
                                                       of Certain Beneficial Owners and
                                                       Management; Certain Transactions;
                                                       Description of Capital Stock; Shares
                                                       Eligible for Future Sale; Consolidated
                                                       Financial Statements
 12.  Incorporation of Certain Documents by
        Reference..................................  Incorporation of Certain Documents by
                                                       Reference
 13.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities................................  Underwriting

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                OCTOBER 28, 1996

                                1,100,000 SHARES

                                      LOGO

                         COLUMBIA BANKING SYSTEM, INC.

                                  COMMON STOCK
                               ------------------


     All of the shares of Common Stock, no par value per share (the "Common Stock"), offered hereby are being sold by Columbia Banking System, Inc. (the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol COLB. On October 25, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $15.00 per share. See "Price Range of Common Stock."

                               ------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 9.
                               ------------------


THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE
          NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                     OR ANY OTHER GOVERNMENTAL AGENCY.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               PRICE          UNDERWRITING        PROCEEDS
                                                 TO          DISCOUNTS AND           TO
                                               PUBLIC        COMMISSIONS(1)      COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
-----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters.


(2) Before deducting expenses of the offering estimated at $275,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 165,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $       , $       and
    $       , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1996.

ALEX. BROWN & SONS                                               RAGEN MACKENZIE
       INCORPORATED                                           INCORPORATED

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                                  [INSERT MAP]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION


     The Company is subject to the reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the Commission's facilities referred to above and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. The Common Stock is included for quotation on the Nasdaq National Market, and such reports, proxy statements and other information concerning the Company are available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Company has filed with the Commission a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock to be offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. The Commission also maintains a site accessible to the public by computer on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission, including the Company.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company under the Exchange Act, are incorporated in and made a part of this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996; and (iii) the Company's Current Report on Form 8-K dated October 14, 1996.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to: Kristen Kopay, Marketing Officer, Columbia Banking System, Inc., 1102 Broadway Plaza, Tacoma, Washington 98402, (206) 305-1900.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the Company include its banking subsidiary, Columbia Bank. This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through 15 branch offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. At June 30, 1996, based on total assets of $481.6 million, the Company was the largest publicly traded bank holding company headquartered in Washington.

     The Company was reorganized and additional management was added in 1993 in order to take advantage of commercial banking business opportunities resulting from increased consolidation of banks in the Company's principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. Management believes the ongoing consolidation among financial institutions in Washington has created significant gaps in the ability of large banks operating in Washington to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The business strategy of the Company is to provide its customers with the financial sophistication and breadth of products of a regional bank while retaining the appeal and service level of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share in lending and deposits.

     Since the reorganization, the Company has experienced rapid growth and has greatly expanded its commercial lending activities. The Company has grown from four branch offices at January 1, 1993 to its present 15 branch offices and has regulatory approval to open four additional branch offices in its market area. Between January 1, 1993 and June 30, 1996, the Company increased its consolidated assets from $158.6 million to $481.6 million, its loans from $120.8 million to $401.6 million and its deposits from $118.0 million to $402.9 million. While accomplishing this expansion, the Company's asset quality has improved. At June 30, 1996, the Company's nonperforming assets constituted 0.15% of total assets, as compared to 0.89%, 1.17%, and 2.13% at December 31, 1995, 1994 and 1993, respectively. Although the Company incurred anticipated losses in the four quarters following its 1993 reorganization, the Company has been profitable in each of the last eight quarters ending June 30, 1996.

     The Company's goal is to create, over the next several years, a well-capitalized, customer focused, Pacific Northwest commercial banking institution with a significant presence in selected markets and total assets in excess of $1.0 billion. The Company intends to effect this growth strategy through a combination of growth at existing branch offices, new branch openings (usually following the hiring of an experienced branch manager and/or lending officer with strong community ties and banking relationships) and acquisitions. In particular, the Company anticipates continued expansion in Pierce County and expansion into additional parts of neighboring King County and Thurston

County (the location of the state capitol, Olympia). In order to fund its commercial and consumer lending activities and to allow for increased contact with customers, the Company is establishing a branch system catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings. The Company believes this mix of funding sources will enable it to expand its commercial lending activities rapidly while attracting a stable core deposit base.

     In order to support its strategy of growth, without compromising its personalized banking approach or its commitment to asset quality, the Company has made significant investments in experienced branch, lending and administrative personnel and has incurred significant costs related to its branch expansion. Although the Company's expense ratios have improved since 1993, management anticipates that the ratios will remain relatively high by industry standards for the foreseeable future due to the Company's aggressive growth strategy and emphasis on convenience and personal service.


     The Company utilizes the extensive banking experience of the senior executives and other key personnel of the Company to pursue its personal service-oriented approach to banking. The Company's principal executives are A.G. Espe, its Chairman, and W.W. Philip, its President. Both executives have extensive experience in managing larger and medium-sized commercial banking organizations in the Northwest and were instrumental in executing internal and acquisition-based growth strategies for Alaska Pacific Bancorporation, Inc. and Key Pacific Bancorp (in the case of Mr. Espe) and Puget Sound Bancorp (in the case of Mr. Philip). Mr. Espe has over 30 years of experience in the commercial banking business. During his tenure at Key Pacific Bancorp, Mr. Espe was responsible for numerous mergers and acquisitions in several western states, including Washington, totaling more than $4 billion in total assets. Prior to 1985, Mr. Espe founded and managed Alaska Pacific Bancorporation, Inc., a bank holding company with total assets in excess of $600 million at the time it was acquired by KeyCorp. Under the leadership of Mr. Philip, Puget Sound Bancorp had the largest deposit market share of any financial institution in Pierce County prior to its acquisition in 1993. Mr. Philip has over 40 years of experience in the commercial banking business and managed the growth of Puget Sound Bancorp from approximately $200 million in 1971 when he became President to approximately $4.9 billion prior to its acquisition in January 1993. In addition, all of the Company's senior lending officers and branch managers had significant experience with other Washington banking organizations prior to joining the Company.


     The economy of the Company's principal market area, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade as a result of the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms. The Washington economy and that of the Puget Sound region generally have experienced moderate growth and stability in recent years. Pierce County is projected to have the strongest economic performance in the Puget Sound region through 1999 according to the Puget Sound Economic Forecaster, a regional publication providing economic forecasts and commentary. According to the same publication, the greater Puget Sound economy is projected to expand at nearly twice the national rate for the years 1997 through 1999.

     The Company's principal executive offices are located at 1102 Broadway Plaza, Tacoma, Washington, 98402. Its telephone number is (206) 305-1900.

                                  THE OFFERING

Common Stock offered hereby...............  1,100,000 shares(1)
Common Stock to be outstanding after the
  offering................................  4,810,077 shares(1)(2)
Use of proceeds...........................  Approximately $10.0 million of the net proceeds will be contributed to Columbia Bank, primarily
                                            to fund additional loan growth. The remainder
                                            will be used to repay $3.0 million borrowed under
                                            a line of credit and for general corporate
                                            purposes. See "Use of Proceeds."
Nasdaq National Market Symbol.............  COLB

---------------
(1) An additional 165,000 shares may be sold pursuant to an over-allotment option granted by the Company to the Underwriters. See "Underwriting."


(2) Excludes 293,393 shares of Common Stock (333,393 shares of Common Stock, assuming shareholder approval of additional shares to be available pursuant to the Company's Employee Stock Option Plan and certain other amendments to that plan) issuable upon exercise of outstanding options as of September 30, 1996. See "Management -- Option Grants/Awards."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                        SIX MONTHS ENDED
                                            JUNE 30,                          YEAR ENDED DECEMBER 31,
                                      --------------------    --------------------------------------------------------
                                        1996        1995        1995        1994        1993        1992        1991
                                      --------    --------    --------    --------    --------    --------    --------
                                          (UNAUDITED)  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
  Net interest income..............     $9,495      $7,925     $16,561     $11,580     $ 6,424      $4,660      $3,138
  Provision for loan losses........        760         600       1,250       1,000         502         170          80
  Noninterest income...............      2,473       1,833       3,991       2,996       2,043       1,021       1,131
  Noninterest expense..............      9,368       8,111      16,547      14,036      10,656       4,488       3,810
  Provision for income taxes(1)....         --          --          --          --          --          --          14
  Net income (loss)(1).............      1,840       1,047       2,755        (614)     (2,439)      1,023         365
  Net income (loss) per
    share(1)(2)....................     $ 0.52      $ 0.30     $  0.79     $ (0.18)    $ (1.06)     $ 0.89      $ 0.44
PERFORMANCE RATIOS:
  Net interest margin(3)(4)........       4.55%       4.96%       4.78%       4.54%       3.69%       3.79%       3.25%
  Efficiency ratio(5)..............      78.30       83.10       80.50       96.30      125.90       79.00       89.20
  Return on average assets(4)......       0.82        0.61        0.74       (0.22)      (1.28)       0.74        0.36
  Return on average equity(4)......      11.36        7.29        9.25       (2.12)     (12.76)      11.16        6.48


                                            JUNE 30,                                DECEMBER 31,
                                      --------------------    --------------------------------------------------------
                                        1996        1995        1995        1994        1993        1992        1991
                                      --------    --------    --------    --------    --------    --------    --------
                                          (UNAUDITED)  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets.....................   $481,612    $383,305    $425,206    $319,072    $235,944    $158,694    $120,800
  Loans, net of unearned fees(6)...    401,554     323,447     353,093     268,996     181,016     120,797      92,383
  Deposits.........................    402,914     313,708     361,875     268,692     165,339     118,014      94,379
  Federal Home Loan Bank
    advances.......................     37,000      34,000      25,000      17,000      32,000      18,000      15,000
  Shareholders' equity.............     33,783      30,214      31,967      28,861      29,801      11,641       6,001
  Book value per share(2)..........   $   9.70    $   8.82    $   9.30    $   8.44    $   8.73    $   8.22    $   7.73
  Equity to assets ratio...........       7.01%       7.88%       7.52%       9.05%      12.63%       7.34%       4.97%
ASSET QUALITY RATIOS:
  Nonperforming loans to loans.....       0.19%       0.17%       0.13%       0.18%       0.95%       0.62%       0.91%
  Allowance for loan losses to
    loans..........................       1.10        0.98        1.06        1.01        1.10        1.25        1.54
  Allowance for loan losses to
    nonperforming loans............     592.08      592.34      807.76      546.57      115.48      202.77      168.96
  Nonperforming assets to total
    assets.........................       0.15        1.00        0.89        1.17        2.13        2.34        2.79
OTHER DATA:
  Number of banking offices........         14          10          13           9           8           4           4
  Number of full-time equivalent
    employees......................        218         181         201         161         169         109         n/a

---------------

(1) The Company continues to benefit from the utilization of its net operating loss carryforwards for federal income tax purposes. Therefore, the Company had no federal income tax provision for the periods presented except for fiscal year 1991. Had earnings been taxable for the six months ended June 30, 1996, net income would have been $1.2 million or $0.34 per share. Management anticipates that the Company will record a provision for income taxes during 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations," "Taxation" and Notes to Consolidated Financial Statements.

(2) On April 24, 1996, the Company announced a 5% stock dividend to shareholders of record on May 8, 1996, which was paid on May 22, 1996 through the issuance of 164,051 common shares to shareholders. Per share data have been adjusted retroactively for all periods presented.

(3) Net interest margin is net interest income divided by average interest-earning assets.

(4) Six-month data presented on an annualized basis.

(5) The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income excluding nonrecurring items.

(6) Excludes loans held for sale.

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." All information with respect to the Common Stock and per share amounts contained in this Prospectus have been adjusted, unless otherwise specified, to give effect to a 5% stock dividend paid on May 22, 1996.

                                  RISK FACTORS

     In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     Aggressive Growth Strategy. The Company intends to continue pursuing the aggressive growth strategy which it began in 1993, both through expanding its existing operations and through acquisitions. Its growth strategy is significantly dependent upon the continued expansion of banking offices throughout the Company's market area and the Company's ability to generate an increasing volume of loans and deposits at acceptable risk levels and upon acceptable terms. Since 1993, the Company has expanded, and continues to expand, its loan portfolio at a rapid pace, with a heavy emphasis on commercial lending. The loan-to-deposit ratio at June 30, 1996 was approximately 99.7%. Although the Company has not incurred significant credit losses in recent periods, there can be no assurance that the Company will not incur significant credit losses in the future. Moreover, there can be no assurance that the Company will be successful in expanding its asset base to a targeted size, managing the costs and implementation risks associated with its growth strategy, identifying and acquiring attractive potential acquisition candidates on terms favorable to the Company, integrating any acquired institutions or branches or preventing deposit erosion at acquired institutions or branches. Acquisitions and branching by the Company will also be subject to regulatory approvals and there can be no assurance that the Company will succeed in securing such approvals. The Company's ability to pursue its growth strategy also may be adversely affected by general economic conditions. See "Business -- General" and "-- Competition."


     Dependence on Key Personnel. The Company is dependent on the services of A.G. Espe, its current Chairman of the Board and Chief Executive Officer, and W.W. Philip, its President and Chief Operating Officer and President and Chief Executive Officer of Columbia Bank. The loss of the services of either Mr. Espe or Mr. Philip, or of certain other key branch and lending personnel, could adversely affect the Company. The Company recently amended its employment agreement with Mr. Espe to extend its term to December 31, 2001. While the Company also recently amended its employment agreement with Mr. Philip to extend its term to December 31, 1998, Mr. Philip has indicated his intention to retire at that time. See "Management -- Employment and Change of Control Agreements."


     Changing Nature of Banking Business. The banking industry generally has seen a trend toward automation of delivery of banking services, a reduction in the number of full-service branch offices and a de-emphasis on personal service. This trend appears to be the result of efforts by banks to reduce costs and increase efficiency. While the Company seeks to keep pace with industry trends and technological innovations, its strategy is based on the belief that customer demand for personal contact and strategically placed branch offices will continue for the foreseeable future. Thus, Columbia Bank is continuing to expand its branch network and the availability to customers of well-trained and highly motivated personnel at a time when many banks are consolidating their branch networks and automating customer responses. There can be no assurance that this strategy will be successful or that technological advances by its competitors will not result in the loss of customer relationships. As a result of this strategy, Columbia Bank's cost for providing banking services may generally be higher than that of many of its competitors for the foreseeable future.

     Overhead Expense. Competition in the banking industry has led many commercial banking companies to focus on expense reduction as a method of increasing shareholder returns. Due to the Company's aggressive growth strategy and emphasis on personal service, the Company's expense ratios are higher than those of most similarly sized commercial banks. At June 30, 1996, the Company's efficiency ratio was 78.3%. While the Company anticipates that its efficiency ratio will improve gradually as overhead expenses are allocated over a larger asset base, there can be no assurance that it will reach the levels of certain of the Company's more efficient commercial banking competitors, many of whom are following strategies different from those of the Company. See

"-- Changing Nature of Banking Business." Failure by the Company to improve its efficiency ratio over time could adversely affect the value of the Common Stock.


     Allowance for Loan Losses. The Company's allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses. The amount of future losses is subject to changes in economic, operating and other conditions that may be beyond the Company's control and such losses may exceed current estimates. At June 30, 1996, the Company had total nonperforming loans of $745,000 which constituted 0.19% of total loans at that date. At that same date, the Company's allowance for loan losses was $4.4 million, or 1.10% of total loans and 592.08% of total nonperforming loans. There can be no assurance, however, that such allowance will be adequate to cover actual losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


     Competition. The Company's strategy involves the significant expansion of Columbia Bank throughout the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington. During the past several years, substantial consolidation among financial institutions in Washington has occurred. Due in part to recent federal legislation concerning interstate banking, the Company anticipates a continuation of the consolidation trend in Washington. Legislation has recently been passed by the Washington legislature (effective June 1996) that allows, subject to certain conditions, mergers or other combinations, relocations of a bank's main office and branching across state lines in advance of the June 1, 1997 date established by federal law (see "Supervision and Regulation -- Other Regulatory Developments"). Many other financial institutions, most of which have greater resources than the Company, compete with the Company for banking business in the Company's market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access international money markets and allocate their investment assets to regions of highest yield and demand. The Company does not have a significant market share of the deposit-taking or lending activities in the areas in which it conducts operations. Although the Company has been able to compete effectively in its market areas to date, there can be no assurance that it will be able to continue to do so in the future. See "Business -- Competition."

     Impact of Interest Rates. The results of operations for commercial banks, including Columbia Bank, may be materially and adversely affected by changes in prevailing economic conditions, including changes in interest rates and the monetary and fiscal policies of the federal government. Although the current interest rate environment is favorable for many financial institutions, including the Company, such an environment is unlikely to continue indefinitely. The Company's profitability, like that of many financial institutions, is dependent to a large extent upon net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Conversely, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/ Liability Management."

     Geographic Concentration. Substantially all of the Company's lending activities are to customers in the Puget Sound region of Washington. Consequently, the Company's growth and profitability are dependent upon economic conditions in the region. Unfavorable changes in economic conditions affecting the region, such as in the aerospace, natural resources or software industries, or a significant decline in foreign trade or in the large military base presence in the area may have an adverse impact on operations of the Company.

     Conflicts of Interest. In addition to his position with the Company, Mr. Espe is the Chairman of the Board of Northrim Bank, a publicly traded bank based in Anchorage, Alaska, with total assets of

$202.4 million at September 30, 1996. At September 30, 1996, Mr. Espe beneficially owned 10.5% of Northrim Bank's common stock. While Mr. Espe currently devotes, and intends to continue to devote, a majority of his time to the Company's matters, there can be no assurance that this will continue to be the case. Mr. Espe's employment agreement with the Company prohibits him from competing with the Company in Washington and Oregon for a period of two years following his voluntary termination of the agreement without "good reason" (as defined in the agreement). See "Management -- Employment and Change of Control Agreements."

     Shares Eligible for Future Sale. The future sale of a substantial number of shares of Common Stock by existing shareholders, or the sale of shares of Common Stock by shareholders purchasing shares of Common Stock in this offering, could have a material adverse effect on the market price of the Common Stock. The Company, its executive officers and directors and any affiliates thereof have agreed that for a period of 120 days after the date of this Prospectus they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriters. See "Underwriting" and "Shares Eligible for Future Sale."


     Government Regulation and Recent Legislation. The Company is subject to extensive federal and Washington state legislation, regulation and supervision. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund, not shareholders of the Company. The Company is subject to regulation by the Board of Governors of the Federal Reserve System. Columbia Bank, as a state-chartered bank, is subject to supervision by the Federal Deposit Insurance Corporation (the "FDIC") and the Washington Department of Financial Institutions, Division of Banks. Recently enacted, proposed and future legislation and regulations have had, will continue to have, or may have a material effect on the business, operations and prospects of the Company. Some of the legislative and regulatory changes may increase the Company's cost of doing business and assist competitors of the Company. The Company is unable to predict the nature or extent of the effects on its business and earnings that any fiscal or monetary policies, or new federal or state legislation or regulations, may have in the future. See "Recent Developments" and "Supervision and Regulation."


     Anti-Takeover Provisions. Certain provisions contained in the Company's Articles of Incorporation (the "Articles") may deter potential acquirers from attempting a takeover of the Company. The Articles require that any Business Combination (as defined in the Articles) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than a Control Person (as defined in the Articles). This "supermajority" approval is not required if the Company's Board of Directors has approved the transaction or if certain other conditions concerning nondiscrimination among shareholders and receipt of fair value are satisfied. The Articles also include a provision that requires the Company's Board of Directors to consider certain non-monetary factors in evaluating any acquisition bid. Finally, the Articles provide, among other things, that the Company may issue up to 2,000,000 shares of preferred stock, none of which shares are currently issued and outstanding, without prior shareholder approval, in one or more series, with such relative rights and preferences as the Board of Directors may determine. The issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. These provisions, and certain provisions contained in Chapter 19 of the Washington Business Corporation Act, Revised Code of Washington Title 23B.19, which prohibit certain significant business transactions if not accomplished in accordance with the statute, collectively and individually, may discourage transactions such as mergers or tender offers on terms which certain of the Company's shareholders may consider beneficial. As a result, holders of the Common Stock may potentially be deprived of an opportunity to sell their shares at a premium over market price.

                              RECENT DEVELOPMENTS

EFFECT OF RECENT LEGISLATION


     Columbia Bank's deposits are insured by the FDIC through the Bank Insurance Fund (the "BIF") and through the Savings Association Insurance Fund (the "SAIF"). Approximately 39% of the Company's deposits are deemed to be SAIF-insured under an allocation formula that applies because certain deposits were previously acquired from a savings bank in a so-called "Oakar" transaction. See "Business -- General." The FDIC's current annual assessment rate for deposits ranges from 0.0% to 0.27% of insured deposits for the BIF and 0.23% to 0.31% of insured deposits for the SAIF. Legislation was recently enacted to resolve the difference in rates between the two funds. Pursuant to this legislation, the FDIC has proposed to lower SAIF assessment rates from their current rates to a range of 0.04% to 0.31% and then through application of an adjustment factor to further reduce SAIF assessment rates to an effective range of 0.0% to 0.27%. The FDIC has also proposed to maintain an assessment rate of between 0.0% and 0.27% of covered deposits for BIF members. These rates would become effective January 1, 1997. Further, the FDIC has proposed that such rate schedule be effective for certain institutions, such as Columbia Bank, for the period of October 1, 1996 until December 31, 1996. Any overpayment of fourth quarter assessments, estimated at 0.0575% for certain banks, such as Columbia Bank, will be refunded or credited with interest. The legislation also requires a special assessment on SAIF-insured deposits held by the institution at March 31, 1995, with a discount of 20% on the special assessment and subsequent assessments for Oakar institutions, such as Columbia Bank, which meet certain tests. The FDIC has estimated that the special assessment rate will be approximately 0.657% of covered deposits. Moreover, the legislation requires assessments on both SAIF and BIF members in order to service bonds issued in connection with the government resolution of the savings and loan crisis. The FDIC also has estimated that for the next three years beginning on January 1, 1997 through December 31, 1999, an annual assessment of approximately 0.064% of covered deposits and 0.013% of covered deposits will be assessed upon SAIF- and BIF-insured deposits, respectively, and from January 1, 2000 through December 31, 2017, the assessment rate will be 0.024% of covered deposits for all insured institutions. If the deposit insurance funds are merged on January 1, 1999 pursuant to the legislation, then the uniform assessment rate to service the bonds will apply from that date forward. Based on the FDIC estimates as to assessment rates in future periods, management anticipates that its assessment rate for deposits deemed to be SAIF-insured will be 0.0% during the fourth quarter of 1996 and 0.064% beginning in 1997. Management also anticipates that its assessment rate for BIF-insured deposits will be 0.0% during the fourth quarter of 1996 and 0.013% beginning in 1997.


     The discount of 20% on the one-time special assessment and subsequent SAIF assessments is applicable to certain commercial banking institutions, such as Columbia Bank, that had SAIF deposits of less than 50% of total domestic deposits as of June 30, 1995. At March 31, 1995, the date upon which the SAIF deposit base is calculated for the purpose of the special assessment, Columbia Bank was deemed to have SAIF deposits of $116.5 million. Management has calculated the effect of the one-time special assessment to be $612,000. That amount was charged to earnings during the third quarter of 1996, substantially reducing third quarter earnings. The current charge to earnings is expected to be recovered within approximately three years through reduced assessment rates.


     At September 30, 1996, approximately $156.0 million of Columbia Bank's deposits were deemed to be SAIF-insured under the allocation formula. The actual deposits at that date remaining from the Oakar transaction were approximately $23.0 million.


THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996

     The following table sets forth unaudited summary financial information for the Company for the three and nine months ended September 30, 1996 and 1995 and reflects the effect of the one-time special assessment by the FDIC. This information should be read in conjunction with the consoli-dated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus and with Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                      THREE MONTHS ENDED             NINE MONTHS
                                                                                                        ENDED
                                                                         SEPTEMBER 30,              SEPTEMBER 30,
                                                                      -------------------       ---------------------
                                                                       1996         1995         1996          1995
                                                                      ------       ------       -------       -------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
  Net interest income...............................................  $5,261       $4,281       $14,756       $12,206
  Provision for loan losses.........................................     330          320         1,090           920
  Noninterest income................................................   1,390        1,078         3,863         2,911
  Noninterest expense...............................................   5,226        4,267        14,594        12,378
  SAIF special assessment...........................................     612           --           612            --
  Provision for income taxes(1).....................................      --           --            --            --
  Net income(1).....................................................     483          772         2,323         1,819
  Net income (excluding SAIF special assessment)(1).................   1,095          772         2,935         1,819
  Net income per share(1)(2)........................................  $ 0.13       $ 0.22       $  0.64       $  0.52
  Net income per share (excluding SAIF special assessment)(1)(2)....  $ 0.30       $ 0.22       $  0.81       $  0.52
PERFORMANCE RATIOS:
  Net interest margin(3)(4).........................................    4.40%        4.71%         4.49%         4.87%
  Efficiency ratio(5)...............................................   78.57        80.21         78.38         82.09
  Return on average assets(4).......................................    0.38         0.78          0.66          0.67
  Return on average assets (excluding SAIF special assessment)(4)...    0.86         0.78          0.84          0.67
  Return on average equity(4).......................................    5.39        10.17          9.24          8.29
  Return on average equity (excluding SAIF special assessment)(4)...   12.22        10.17         11.67          8.29



                                                                  SEPTEMBER 30, 1996           DECEMBER 31, 1995
                                                                  ------------------           -----------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets..................................................       $530,854                    $ 425,206
  Loans, net of unearned fees(6)................................        431,772                      353,093
  Deposits......................................................        454,500                      361,875
  Federal Home Loan Bank advances...............................         32,000                       25,000
  Shareholders' equity..........................................         36,876                       31,967
  Book value per share(2).......................................       $   9.94                    $    9.30
  Equity to assets ratio........................................           6.95%                        7.52%
ASSET QUALITY RATIOS:
  Nonperforming loans to loans..................................           0.35%                        0.13%
  Allowance for loan losses to loans............................           1.01                         1.06
  Allowance for loan losses to nonperforming loans..............         284.00                       807.76
  Nonperforming assets to total assets..........................           0.29                         0.89
OTHER DATA:
  Number of banking offices.....................................             15                           13
  Number of full-time equivalent employees......................            238                          201


---------------

(1) The Company continues to benefit from the utilization of its net operating loss carryforwards for federal income tax purposes. Therefore, the Company had no federal income tax provision for the periods presented except for fiscal year 1991. Had earnings been taxable for the nine months ended September 30, 1996, net income would have been $1.5 million or $0.42 per share. Management anticipates that the Company will record a provision for income taxes during 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations," "Taxation" and Notes to Consolidated Financial Statements.

(2) On April 24, 1996, the Company announced a 5% stock dividend to shareholders of record on May 8, 1996, which was paid on May 22, 1996 through the issuance of 164,051 common shares to shareholders. Per share data have been adjusted retroactively for all periods presented.

(3) Net interest margin is net interest income divided by average interest-earning assets.

(4) Three-month and nine-month data presented on an annualized basis.

(5) The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income excluding nonrecurring items.

(6) Excludes loans held for sale.

     Net Income. Net income for the three months ended September 30, 1996 was $483,000, or $0.13 per share, compared to $772,000, or $0.22 per share, for the same period in 1995, a decrease of 37.4% and 40.9% in net income and earnings per share, respectively. The decrease was attributable to the $612,000 special assessment on SAIF-insured deposits. Net income for the nine months ended September 30, 1996 was $2.3 million, or $0.64 per share, compared to $1.8 million, or $0.52 per share, for the same period in 1995. Excluding the special SAIF assessment, net income for the three months ended September 30, 1996 increased 41.8% to $1.1 million, or $0.30 per share, compared to $772,000, or $0.22 per share, for the same period in the prior year. Net income for the nine months ended September 30, 1996, excluding the special SAIF assessment, increased 61.4% to $2.9 million, or $0.81 per share, from $1.8 million, or $0.52 per share, for the same period in 1995. The increase in net income was primarily due to increased revenue resulting from continued loan and deposit growth.



     Net Interest Income. Net interest income for the nine months ended September 30, 1996 increased 20.9% to $14.8 million from $12.2 million for the same period in 1995. The increase in net interest income for the first nine months of 1996 was due to the overall growth of the Company. Total assets increased 24.8% to $530.9 million at September 30, 1996 from $425.2 million at December 31, 1995.


     Net interest margin (net interest income divided by average interest-earning assets) for the nine months ended September 30, 1996 decreased to 4.49% from 4.87% for the same period in 1995. The decrease in net interest margin was primarily due to lower yields obtained on loans as a result of a planned change in loan mix from higher yielding commercial real estate loans to high quality, but lower yielding, commercial loans and to increased competition in the Company's market area. Also affecting net interest margin was a one-time adjustment to the amortization of deferred loan origination fees in the three months ended September 30, 1996, amounting to approximately $100,000.


     Noninterest Income. Total noninterest income for the nine months ended September 30, 1996 increased 32.7% to $3.9 million, compared to $2.9 million for the same period in 1995.



     Noninterest Expense. Excluding the special SAIF assessment, total noninterest expense for the nine months ended September 30, 1996 increased 17.9% to $14.6 million, compared to $12.4 million for the same period in 1995.


     Nonperforming Assets. Nonperforming loans increased to $1.5 million at September 30, 1996 from $464,000 at December 31, 1995 due principally to the inclusion of loans which, though nonperforming, are secured by real estate. In the fourth quarter of 1996, management anticipates charge-offs of those nonperforming loans which are unsecured or undersecured, although the amount of such charge-offs is not expected to be material. The balance of such loans are expected to be paid or to return to performing status in the near future. The allowance for loan losses at September 30, 1996 decreased to 1.01% from 1.06% of loans at December 31, 1995 (excluding loans held for sale at each date) due to a $273,000 increase in charge-offs compared with the first nine months of 1995 and a $78.7 million, or 22.3%, increase in loans compared to year-end 1995. At September 30, 1996, nonperforming loans were 0.35% of period-end loans and nonperforming assets were 0.29% of period-end assets.

                                USE OF PROCEEDS


     The net proceeds (after deducting underwriting discounts, commissions and estimated offering expenses) to the Company from the sale of the Common Stock offered hereby are estimated to be $15,193,750 ($17,514,063 if the Underwriters' over-allotment option is exercised in full) based on an assumed offering price of $15.00 per share.


     The Company plans to contribute approximately $10.0 million of the net proceeds to Columbia Bank primarily to fund additional loan growth. The remainder will be used to repay $3.0 million borrowed under a line of credit and for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol COLB. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market:


                                                                          HIGH         LOW
                                                                          ----         ----
        1994
        First quarter...................................................  $ 12         $ 10
        Second quarter..................................................  11 1/2       10 1/4
        Third quarter...................................................    11           10
        Fourth quarter..................................................    11            9
        1995
        First quarter...................................................  $ 12         $9 1/8
        Second quarter..................................................  12 1/2       9 7/8
        Third quarter...................................................  12 3/8       11 1/8
        Fourth quarter..................................................  12 3/4       11 1/4
        1996
        First quarter...................................................  $14 3/4      $11 1/2
        Second quarter..................................................  16 1/2         13
        Third quarter...................................................    14         14 1/4
        Fourth quarter (through October 25, 1996).......................  16 1/2       14 7/8



     On October 25, 1996, the last trading day prior to the date of this Prospectus, the last reported sale price for the Common Stock on the Nasdaq National Market was $15.00 per share. At September 30, 1996, there were 852 holders of record of the Common Stock.


                                   DIVIDENDS

     The Company does not currently pay cash dividends on its Common Stock and does not intend to do so for the foreseeable future. It is not presently anticipated that the Company will conduct significant operations independent of Columbia Bank and therefore the Company does not expect to have any significant source of income other than earnings on the net proceeds of the offering retained by the Company and dividends from Columbia Bank, if any. Consequently, the ability of the Company to pay dividends to its shareholders will be dependent upon such retained proceeds and the earnings thereon, and upon the ability of Columbia Bank to pay dividends to the Company.

     Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to such distributions. For the foreseeable future, it is the Company's intent to retain earnings to support the growth of its business. See "Supervision and Regulation -- The Company."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1996, and as adjusted to reflect the receipt of net proceeds from the sale of 1,100,000 shares of Common Stock pursuant to this offering at an assumed offering price of $15.00 per share:



                                                                         JUNE 30, 1996
                                                                 -----------------------------
                                                                  ACTUAL         AS ADJUSTED
                                                                 --------       --------------
                                                                        (IN THOUSANDS)
    Deposits...................................................  $402,914          $402,914
    Borrowings:
      Federal Home Loan Bank advances..........................    37,000            37,000
      Other borrowings.........................................     2,300             2,300
      Convertible subordinated notes(1)........................     2,363                --
                                                                 --------       -------------
         Total deposits and borrowings.........................  $444,577          $442,214
                                                                 --------       -------------
                                                                 --------       -------------
    Shareholders' equity:
      Preferred stock (no par value); 2,000,000 shares
         authorized; none outstanding..........................        --                --
      Common stock (no par value); 10,000,000 shares
         authorized; 3,482,268 shares issued and outstanding;
         4,806,011 shares as adjusted(1)(2)....................  $ 33,354          $ 52,217
      Retained earnings........................................       957               957
      Unrealized losses on securities available for sale.......      (528)             (528)
                                                                 --------       -------------
         Total shareholders' equity............................  $ 33,783          $ 52,646
                                                                 --------       -------------
                                                                 --------       -------------


---------------


(1) On June 3, 1996, the Company gave notice of its intent to redeem all of its issued and outstanding 7.85% Convertible Subordinated Notes on August 1, 1996. Prior to August 1, 1996, all of the Notes were converted into 223,743 shares of Common Stock. The issuance of such additional shares is reflected in the as adjusted "Shareholders' Equity."


(2) Does not include 293,393 shares issuable at prices ranging from $3.81 to $15.25 per share upon exercise of outstanding stock options. Also does not include a warrant outstanding to Dain Bosworth Incorporated, lead underwriter of a prior issue of securities by the Company, to purchase 18,716 shares at $10.14 per share. Between June 30, 1996 and September 30, 1996, 4,066 shares were issued pursuant to the exercise of stock options.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The following selected consolidated financial information for the five years ended December 31, 1995 has been derived in part from the audited consolidated financial statements of the Company. Consolidated balance sheets at December 31, 1995 and 1994 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 1995 and notes thereto appearing elsewhere in this Prospectus have been audited by Price Waterhouse, LLP, independent accountants. The summary financial data for the six months ended June 30, 1996 and 1995 is derived from unaudited consolidated financial statements and includes, in the opinion of management, all adjustments including normal recurring accruals necessary to present fairly the data for such periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1996.



                                                  SIX MONTHS
                                                    ENDED
                                                   JUNE 30,                       YEAR ENDED DECEMBER 31,
                                              ------------------    ---------------------------------------------------
                                               1996       1995       1995       1994       1993       1992       1991
                                              -------    -------    -------    -------    -------    -------    -------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
  Total interest income.....................  $18,097    $14,717    $31,720    $20,656    $13,955    $11,583    $ 9,772
  Total interest expense....................    8,602      6,792     15,159      9,076      7,531      6,923      6,634
                                              -------    -------    -------    -------    -------    -------    -------
    Net interest income.....................    9,495      7,925     16,561     11,580      6,424      4,660      3,138
  Provision for loan losses.................      760        600      1,250      1,000        502        170         80
                                              -------    -------    -------    -------    -------    -------    -------
    Net interest income after provision for
      loan losses...........................    8,735      7,325     15,311     10,580      5,922      4,490      3,058
  Service charges and other fees............    1,148        905      1,895      1,242        556        417        432
  Other noninterest income..................    1,325        928      2,096      1,754      1,487        604        699
                                              -------    -------    -------    -------    -------    -------    -------
    Total noninterest income................    2,473      1,833      3,991      2,996      2,043      1,021      1,131
    Total noninterest expense...............    9,368      8,111     16,547     14,036     10,656      4,488      3,810
                                              -------    -------    -------    -------    -------    -------    -------
  Income (loss) before income taxes.........    1,840      1,047      2,755       (460)    (2,691)     1,023        379
  Provision for income taxes(1).............       --         --         --         --         --         --         14
                                              -------    -------    -------    -------    -------    -------    -------
  Income (loss) before extraordinary item...    1,840      1,047      2,755       (460)    (2,691)     1,023        365
  Extraordinary loss on extinguishment of
    debt, net...............................       --         --         --       (154)        --         --         --
  Cumulative effect of accounting change....       --         --         --         --        252         --         --
                                              -------    -------    -------    -------    -------    -------    -------
  Net income (loss)(1)......................  $ 1,840    $ 1,047    $ 2,755    $  (614)   $(2,439)   $ 1,023    $   365
                                              -------    -------    -------    -------    -------    -------    -------
                                              -------    -------    -------    -------    -------    -------    -------
  Net income (loss) per share(1)(2).........  $  0.52    $  0.30    $  0.79    $ (0.18)   $ (1.06)   $  0.89    $  0.44
  Average common and common equivalent
    shares outstanding (in thousands)(2)....    3,566      3,484      3,496      3,481      2,301      1,155        824
PERFORMANCE RATIOS:
  Net interest margin(3)(4).................     4.55%      4.96%      4.78%      4.54%      3.69%      3.79%      3.25%
  Efficiency ratio(5).......................    78.30      83.10      80.50      96.30     125.90      79.00      89.20
  Return on average assets(4)...............     0.82       0.61       0.74      (0.22)     (1.28)      0.74       0.36
  Return on average equity(4)...............    11.36       7.29       9.25      (2.12)    (12.76)     11.16       6.48

                                                 JUNE 30,                             DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1996       1995       1995       1994       1993       1992       1991
                                            --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets............................  $481,612   $383,305   $425,206   $319,072   $235,944   $158,694   $120,800
  Loans, net of unearned fees(6)..........   401,554    323,447    353,093    268,996    181,016    120,797     92,383
  Real estate owned.......................        --      3,296      3,304      3,227      3,305      2,959      2,523
  Deposits................................   402,914    313,708    361,875    268,692    165,339    118,014     94,379
  Federal Home Loan Bank advances.........    37,000     34,000     25,000     17,000     32,000     18,000     15,000
  Shareholders' equity....................    33,783     30,214     31,967     28,861     29,801     11,641      6,001
  Book value per share(2).................  $   9.70   $   8.82   $   9.30   $   8.44   $   8.73   $   8.22   $   7.73
  Equity to assets ratio..................      7.01%      7.88%      7.52%      9.05%     12.63%      7.34%      4.97%
ASSET QUALITY RATIOS:
  Nonperforming loans to loans............      0.19%      0.17%      0.13%      0.18%      0.95%      0.62%      0.91%
  Allowance for loan losses to loans......      1.10       0.98       1.06       1.01       1.10       1.25       1.54
  Allowance for loan losses to
    nonperforming loans...................    592.08     592.34     807.76     546.57     115.48     202.77     168.96
  Nonperforming assets to total assets....      0.15       1.00       0.89       1.17       2.13       2.34       2.79
CAPITAL RATIOS(7):
  Tier 1 risk-based capital...............      8.58%      9.57%      9.10%     11.34%     17.98%     10.18%       n/a
  Total risk-based capital................     10.30      11.45      10.95      13.48      22.77      16.08        n/a
  Leverage ratio..........................      7.30       8.25       7.72       9.35      13.27       8.18        n/a
OTHER DATA:
  Number of banking offices...............        14         10         13          9          8          4          4
  Number of full-time equivalent
    employees.............................       218        181        201        161        169        109        n/a


---------------

(1) The Company continues to benefit from the utilization of its net operating loss carryforwards for federal income tax purposes. Therefore, the Company had no federal income tax provision for the periods presented except for fiscal year 1991. Had earnings been taxable for the six months ended June 30, 1996, net income would have been $1.2 million, or $0.34 per share. Management anticipates that the Company will record a provision for income taxes during 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations," "Taxation" and Notes to Consolidated Financial Statements.


(2) On April 24, 1996, the Company announced a 5% stock dividend to shareholders of record on May 8, 1996, which was paid on May 22, 1996 through the issuance of 164,051 common shares to shareholders. Share data have been adjusted retroactively for all periods presented.

(3) Net interest margin is net interest income divided by average interest-earning assets.

(4) Six-month data presented on an annualized basis.

(5) The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income excluding nonrecurring items.

(6) Excludes loans held for sale.


(7) Capital ratios are for the Company. At June 30, 1996, Columbia Bank exceeded regulatory capital requirements and qualified as "well-capitalized." See "Supervision and Regulation -- Banking Subsidiary." Capital ratios in effect as of December 31, 1991 are not comparable to the ratios as calculated in this table. However, at December 31, 1991, the Company was in compliance with applicable regulatory capital requirements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. The data presented for the six-month periods ended June 30, 1996 and June 30, 1995 are derived from unaudited consolidated interim financial statements of the Company and include, in the opinion of management, all adjustments necessary to present fairly the data for such periods.


OVERVIEW


     The Company was substantially reorganized and raised approximately $17.2 million in net proceeds from a public offering of Common Stock in 1993 in order to take advantage of perceived opportunities resulting from the consolidation of banks operating in the Puget Sound region. Since that time, the Company has experienced rapid asset growth, with assets increasing from $158.6 million at January 1, 1993 to $481.6 million at June 30, 1996. In connection with its 1993 reorganization and subsequent rapid expansion, the Company incurred anticipated net losses of $2.4 million in 1993 and $614,000 in 1994. However, the Company achieved a small profit for the quarter ended September 30, 1994 and has been profitable each quarter thereafter through June 30, 1996.


     Set forth below is certain unaudited quarterly financial data for the Company for the eight quarters ended June 30, 1996. Quarterly performance for the quarter ending September 30, 1996 was significantly affected by a one-time FDIC special assessment of $612,000 on Columbia Bank, which has certain deposits insured by the SAIF. See "Recent Developments."


                                     1996 QUARTER                                               1994 QUARTER ENDED
                                        ENDED                   1995 QUARTER ENDED
                                   ----------------    -------------------------------------    -------------------
                                   JUN 30    MAR 31    DEC 31    SEP 30    JUN 30    MAR 31     DEC 31(1)    SEP 30
                                   ------    ------    ------    ------    ------    -------    ---------    ------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest income...........   $9,311    $8,786    $8,630    $8,373    $7,775    $6,942      $ 6,152     $5,497
Total interest expense..........   4,306     4,296     4,275     4,092     3,699      3,093        2,619     2,405
                                   -----     -----     -----     -----     -----     -------     -------     -----
  Net interest income...........   5,005     4,490     4,355     4,281     4,076      3,849        3,533     3,092
Provision for loan losses.......     430       330       330       320       300        300          260       240
Noninterest income..............   1,308     1,165     1,080     1,078       950        883          856       853
Noninterest expense.............   4,851     4,517     4,169     4,267     4,124      3,987        3,621     3,488
                                   -----     -----     -----     -----     -----     -------     -------     -----
  Income before income tax......   1,032       808       936       772       602        445          508       217
Provision for income tax........      --        --        --        --        --         --           --        --
  Income (loss) from continuing
    operations before
    extraordinary item..........   1,032       808       936       772       602        445          508       217
Extraordinary loss on
  extinguishment of debt, net...      --        --        --        --        --         --           --      (154 )
                                   -----     -----     -----     -----     -----     -------     -------     -----
  Net income....................   $1,032    $ 808     $ 936     $ 772     $ 602     $  445      $   508     $  63
                                   -----     -----     -----     -----     -----     -------     -------     -----
                                   -----     -----     -----     -----     -----     -------     -------     -----
    Net income per share........   $0.29     $0.23     $0.27     $0.22     $0.17     $ 0.13      $  0.14     $0.02
                                   -----     -----     -----     -----     -----     -------     -------     -----
                                   -----     -----     -----     -----     -----     -------     -------     -----


---------------
(1) The Company recorded a net loss of $614,000 for the year ended December 31, 1994.

     The results of operations of the Company are dependent to a large degree on the Company's net interest income. The Company also generates noninterest income through service charges and fees and income from mortgage banking operations. The Company's operating expenses consist primarily of compensation and employee benefit expense and occupancy expense. Like most financial institutions, the Company's interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities. See "Risk Factors -- Impact of Interest Rates."

NET INTEREST INCOME


     Net interest income is the difference between interest income, principally from loans and securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar amounts of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, average interest-earning assets were $419.0 million, $346.6 million and $254.9 million, respectively. During these same periods, average interest-bearing liabilities were $359.2 million, $300.3 million and $222.6 million, respectively, and net interest margins were 4.55%, 4.78% and 4.54%, respectively.


     The following table sets forth for the periods indicated information for the Company with respect to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in the tables as loans carrying a zero yield.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------
                                          SIX MONTHS ENDED
                                            JUNE 30, 1996                         1995                         1994
                                   -------------------------------   -------------------------------   ---------------------
                                                INTEREST                          INTEREST                          INTEREST
                                    AVERAGE     EARNED/    AVERAGE    AVERAGE     EARNED/    AVERAGE    AVERAGE     EARNED/
                                   BALANCE(1)     PAID     RATE(2)   BALANCE(1)     PAID      RATE     BALANCE(1)     PAID
                                   ----------   --------   -------   ----------   --------   -------   ----------   --------
                                                                    (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans:
 Commercial......................   $121,526    $ 5,300      8.75 %   $ 92,831    $ 8,986      9.68 %   $ 63,541    $ 5,272
 Real estate(3):
   One- to four-family
     residential.................     92,829      4,209      9.09       97,280      9,073      9.33       78,408      6,495
   Five or more family
     residential and commercial
     properties..................    118,414      5,443      9.22       90,135      8,411      9.33       57,952      5,324
 Consumer........................     45,512      1,991      8.77       37,793      3,568      9.44       22,335      1,899
                                    --------    -------    ------     --------    -------    ------     --------    -------
   Total loans...................    378,281     16,943      8.98      318,039     30,038      9.44      222,236     18,990
Securities.......................     28,329        826      5.85       23,266      1,368      5.88       24,045      1,332
Interest-earning deposits with
 banks...........................     12,352        328      5.32        5,336        314      5.88        8,597        334
                                    --------    -------    ------     --------    -------    ------     --------    -------
   Total interest-earning
     assets......................    418,962     18,097      8.66      346,641     31,720      9.15      254,878     20,656
Noninterest-earning assets.......     29,271                            28,007                            24,384
                                    --------                          --------                          --------
   Total assets..................   $448,233                          $374,648                          $279,262
                                    --------                          --------                          --------
                                    --------                          --------                          --------
INTEREST-BEARING LIABILITIES:
Certificates of deposit..........   $171,410    $ 4,879      5.71 %   $168,351    $ 9,565      5.68 %   $122,198    $ 5,595
Savings accounts.................     21,554        301      2.80       24,547        669      2.73       33,938        895
Interest-bearing demand
 deposits........................    131,362      2,413      3.68       79,706      3,151      3.95       38,962        814
                                    --------    -------    ------     --------    -------    ------     --------    -------
   Total interest-bearing
     deposits....................    324,326      7,593      4.70      272,604     13,385      4.91      195,098      7,304
Federal Home Loan Bank
 advances........................     32,170        884      5.51       24,915      1,503      6.03       21,452      1,160
Other borrowings.................      2,736        125      9.15        2,744        271      9.88        6,017        612
                                    --------    -------    ------     --------    -------    ------     --------    -------
   Total interest-bearing
     liabilities.................    359,232      8,602      4.80      300,263     15,159      5.05      222,567      9,076
Demand and other noninterest-
 bearing deposits................     53,673                            42,167                            26,238
Other noninterest-bearing
 liabilities.....................      2,854                             2,444                             1,476
Shareholders' equity.............     32,474                            29,774                            28,981
                                    --------                          --------                          --------
   Total liabilities and
     shareholders' equity........   $448,233                          $374,648                          $279,262
                                    --------                          --------                          --------
                                    --------                          --------                          --------
Net interest income..............               $ 9,495                           $16,561                           $11,580
                                                -------                           -------                           -------
                                                -------                           -------                           -------
Net interest spread..............                            3.86 %                            4.10 %
                                                           ------                            ------
                                                           ------                            ------
Net interest margin..............                            4.55 %                            4.78 %
                                                           ------                            ------
                                                           ------                            ------
Average interest-earning assets
 to average interest-bearing
 liabilities.....................                          116.63 %                          115.45 %
                                                           ------                            ------
                                                           ------                            ------


                                                          1993
                                             -------------------------------
                                                          INTEREST
                                   AVERAGE    AVERAGE     EARNED/    AVERAGE
                                    RATE     BALANCE(1)     PAID      RATE
                                   -------   ----------   --------   -------

INTEREST-EARNING ASSETS:
Loans:
 Commercial......................    8.30 %   $ 23,894    $ 1,690      7.07 %
 Real estate(3):
   One- to four-family
     residential.................    8.28       73,076      6,221      8.51
   Five or more family
     residential and commercial
     properties..................    9.19       35,255      3,608     10.23
 Consumer........................    8.50        8,128        739      9.09
                                   -------    --------    -------    ------
   Total loans...................    8.54      140,353     12,258      8.73
Securities.......................    5.54       20,940      1,335      6.38
Interest-earning deposits with
 banks...........................    3.89       12,800        362      2.83
                                   -------    --------    -------    ------
   Total interest-earning
     assets......................    8.10      174,093     13,955      8.02
Noninterest-earning assets.......               15,825
                                              --------
   Total assets..................             $189,918
                                              --------
                                              --------
INTEREST-BEARING LIABILITIES:
Certificates of deposit..........    4.58 %   $ 75,682    $ 3,459      4.57 %
Savings accounts.................    2.64       29,743      1,039      3.49
Interest-bearing demand
 deposits........................    2.09       18,090        369      2.04
                                   -------    --------    -------    ------
   Total interest-bearing
     deposits....................    3.74      123,515      4,867      3.94
Federal Home Loan Bank
 advances........................    5.41       25,875      1,788      6.91
Other borrowings.................   10.17        9,868        876      8.88
                                   -------    --------    -------    ------
   Total interest-bearing
     liabilities.................    4.08      159,258      7,531      4.73
Demand and other noninterest-
 bearing deposits................               10,621
Other noninterest-bearing
 liabilities.....................                  923
Shareholders' equity.............               19,116
                                              --------
   Total liabilities and
     shareholders' equity........             $189,918
                                              --------
                                              --------
Net interest income..............                         $ 6,424
                                                          -------
                                                          -------
Net interest spread..............    4.02 %                            3.29 %
                                   ------                            ------
                                   ------                            ------
Net interest margin..............    4.54 %                            3.69 %
                                   ------                            ------
                                   ------                            ------
Average interest-earning assets
 to average interest-bearing
 liabilities.....................  114.52 %                          109.32 %
                                   ------                            ------
                                   ------                            ------


---------------
(1) Loans on a nonaccrual status have been included in the computation of average balances.
(2) Six-month yields are presented on an annualized basis.
(3) Real estate average balances include real estate construction loans.

     The following table sets forth the amounts of the changes in the Company's consolidated net interest income attributable to changes in volume and changes in interest rates. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to the changes due to volume and the changes due to interest rates.



                                                              SIX MONTHS ENDED JUNE 30, 1996
                                                                            VS.
                                                              SIX MONTHS ENDED JUNE 30, 1995
                                                                INCREASE (DECREASE) DUE TO
                                                              -------------------------------
                                                              VOLUME       RATE        TOTAL
                                                              ------       -----       ------
                                                                      (IN THOUSANDS)
Interest Income:
  Loans:
     Commercial.............................................  $1,632       $(330)      $1,302
     Real estate(1):
       One- to four-family residential......................    (234)        (33)        (267)
       Five or more family residential
          and commercial properties.........................   1,732        (148)       1,584
     Consumer...............................................     443         (97)         346
                                                              ------       -----       ------
          Total loans.......................................   3,573        (608)       2,965
  Securities................................................     149           7          156
  Interest-earning deposits with banks......................     267          (8)         259
                                                              ------       -----       ------
          Total interest revenue............................  $3,989       ($609)      $3,380
                                                              ------       -----       ------
                                                              ------       -----       ------
Interest Expense:
  Certificates of deposit...................................  $  179       $ 218       $  397
  Savings accounts..........................................     (73)         19          (54)
  Interest-bearing demand deposits..........................   1,263          (3)       1,260
                                                              ------       -----       ------
          Total interest on deposits........................   1,369         234        1,603
  Federal Home Loan Bank advances...........................     268         (48)         220
  Other borrowings..........................................      (2)        (11)         (13)
                                                              ------       -----       ------
          Total interest expense............................  $1,635       $ 175       $1,810
                                                              ------       -----       ------
                                                              ------       -----       ------

                                               1995 COMPARED TO 1994            1994 COMPARED TO 1993
                                            INCREASE (DECREASE) DUE TO       INCREASE (DECREASE) DUE TO
                                           -----------------------------     ---------------------------
                                           VOLUME      RATE       TOTAL      VOLUME     RATE      TOTAL
                                           ------     ------     -------     ------     -----     ------
                                                                  (IN THOUSANDS)
Interest Income:
  Loans:
    Commercial.........................    $2,728     $  986     $ 3,714     $3,244     $ 338     $3,582
    Real estate(1):
      One- to four-family
         residential...................    1,693         885       2,578       435       (161)       274
      Five or more family residential
         and commercial properties.....    3,002          85       3,087     2,040       (324)     1,716
    Consumer...........................    1,439         230       1,669     1,205        (45)     1,160
                                           -----      ------     -------     -----      -----     ------
         Total loans...................    8,862       2,186      11,048     6,924       (192)     6,732
  Securities...........................      (41 )        76          35       (26 )       23         (3)
  Interest-earning deposits with
    banks..............................       56         (75)        (19)      203       (231)       (28)
                                           -----      ------     -------     -----      -----     ------
         Total interest revenue........    $8,877     $2,187     $11,064     $7,101     ($400)    $6,701
                                           -----      ------     -------     -----      -----     ------
                                           -----      ------     -------     -----      -----     ------
Interest Expense:
  Certificates of deposit..............    $2,424     $1,546     $ 3,970     $2,130     $   6     $2,136
  Savings accounts.....................     (257 )        31        (226)      195       (339)      (144)
  Interest-bearing demand deposits.....    1,261       1,076       2,337       436          9        445
                                           -----      ------     -------     -----      -----     ------
         Total interest on deposits....    3,428       2,653       6,081     2,761       (324)     2,437
  Federal Home Loan Bank advances......      200         143         343      (276 )     (352)      (628)
  Other borrowings.....................     (324 )       (17)       (341)     (421 )      157       (264)
                                           -----      ------     -------     -----      -----     ------
         Total interest expense........    $3,304     $2,779     $ 6,083     $2,064     ($519)    $1,545
                                           -----      ------     -------     -----      -----     ------
                                           -----      ------     -------     -----      -----     ------


---------------
(1) Real estate includes real estate construction loans.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1996 and 1995

     Net Income. Net income for the six months ended June 30, 1996 was $1.8 million, or $0.52 per share, compared to $1.0 million, or $0.30 per share, for the same period in 1995. This represented an increase of 75.7% and 73.3% in net income and earnings per share, respectively. Net income for the first half of 1996 was positively affected by an increase in net interest income.

     The Company continued to benefit from the utilization of its net operating loss carryforwards for federal income tax purposes. Therefore, the Company had no federal income tax provision for the six months ended June 30, 1996. Had the earnings been fully taxable, net income would have been $1.2 million. See "Income Taxes."

     The Company opened four new branch offices during 1995, three in Pierce County and one in South King County. Construction began in the first quarter of 1996 on a permanent facility for the Gig Harbor branch. During the second quarter a new Spanaway branch opened in a temporary facility. The Spanaway branch office is the tenth branch to open since Columbia Bank's major Pierce County expansion began in August 1993, and the Puyallup branch, which opened in September 1996, is the eleventh branch to open since that time, bringing Columbia Bank's total number of branches to 15. The Company also intends to build a branch at Northwest Landing in Dupont, near the site of Intel Corporation's new manufacturing facility. Additional expansion opportunities in the near future include another Puyallup location, the Edgewood/Milton area, the Tacoma Westside, Stadium and Lincoln business districts and a second Bellevue branch. Establishment of new branch offices and relocation of existing temporary branch offices can be expected to require significant capital investment in 1996 and beyond. New branch offices are often not profitable for the first year after opening.

     Net Interest Income. Net interest income for the six months ended June 30, 1996 increased by $1.6 million, or 19.8%, as compared to the first six months of 1995. The increase in net interest income for the first six months of 1996 was largely due to the overall growth of the Company. Net interest income in the first half of 1996 was favorably affected by average interest-earning assets increasing more rapidly than average interest-bearing liabilities, with the difference funded by noninterest-bearing deposits and shareholders' equity. Average interest-earning assets for the first six months of 1996 increased by $96.6 million, compared with the same period in 1995, while average interest-bearing liabilities increased by only $80.0 million.



     For the first six months of 1996, net interest margin (net interest income divided by average interest-earning assets) decreased to 4.55% in 1996 from 4.96% in 1995. The decrease in net interest margin was primarily the result of reduced spreads on earning assets. While interest-earning assets grew during the first six months of 1996, the average yield on interest-earning assets decreased to 8.66%, from 9.21% in the same period of 1995. In comparison, the average cost of interest-bearing liabilities decreased to 4.80% during the first six months of 1996 from 4.90% in the same period in 1995. The decrease in net interest margin and spread was primarily due to lower yields obtained on loans as a result of a planned change in loan mix from higher yielding commercial real estate loans to high quality, but lower yielding commercial loans and to increased competition in the Company's market area.



     Provision for Loan Losses. Net loan charge-offs amounted to $97,000 for the first six months of 1996, compared with net loan charge-offs of $142,000 for the same period of 1995. The Company's provision for loan losses during the first six months of 1996 increased to $760,000, compared with $600,000 for the first six months of 1995. The allowance for loan losses increased by $663,000 to 1.10% of loans (excluding loans held for sale) at June 30, 1996, as compared to 0.98% of loans (excluding loans held for sale) at June 30, 1995.


     Management considers the allowance for loan losses at June 30, 1996 to be adequate to cover anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including the level of problem loans, business conditions, estimated collateral values, loss experience and credit concentrations.

     Noninterest Income. Total noninterest income increased $640,000, or 34.9%, for the first six months of 1996, compared with the same period in 1995. Increases in noninterest income in the first half of 1996 were centered in account service charges, bank card revenue, and mortgage banking income.


     Noninterest Expense. Total noninterest expense increased $1.3 million, or 15.5%, in the first six months of 1996 compared with the same period in 1995. The increase was primarily due to personnel and occupancy costs associated with the Company's expansion as well as bank card, data processing and other expense. Total noninterest expense was 78.3% of adjusted revenue (the sum of net interest income plus noninterest income, less nonrecurring items) for the first six months of 1996 as compared to 83.1% for the same period in 1995. The portion of compensation expense related to loan originations is deferred and deducted from interest income over the life of the related loans. In the third quarter of 1995, the Company modified its estimates of loan origination costs to be deferred, which resulted in increased deferral of compensation expense. The other categories of expense are volume driven and reflect the Company's rapid growth. Total noninterest expense for the Company is expected to decline in relation to revenues as the Company's asset base grows. Regulatory assessments increased by approximately $612,000 in the third quarter of 1996 due to a one-time special assessment, required by recently enacted legislation, to recapitalize the SAIF fund of the FDIC. See "Recent Developments -- Effect of Recent Legislation." Management is currently evaluating a proposed sale of Columbia Bank's credit card portfolio which, if consummated, will result in a one-time gain. The sale of the business is not expected to have a material effect on results of operations in future periods.

     Set forth below is a schedule showing additional detail concerning increases and decreases in the Company's noninterest expense during the first six months of 1996 compared with 1995.


                                                                 SIX MONTHS ENDED JUNE 30,
                                                              --------------------------------
                                                                         INCREASE/
                                                               1996      (DECREASE)      1995
                                                              ------     ----------     ------
                                                                       (IN THOUSANDS)
Compensation and employee benefits..........................  $4,989       $  968       $4,021
  Less: loan origination costs..............................   1,362        1,078          284
                                                              ------     ----------     ------
Net compensation and employee benefits (as reported)........   3,627         (110)       3,737
Occupancy...................................................   1,616          272        1,344
Professional services.......................................     278           58          220
Advertising and promotion...................................     374           36          338
Printing and supplies.......................................     192           --          192
Regulatory assessments......................................     184         (136)         320
Data processing.............................................     363           68          295
Gains on real estate owned..................................      --          264         (264)
Telephone & network.........................................     166           40          126
Postage & delivery..........................................     173           36          137
ATM network.................................................      87           59           28
Bank card...................................................     651          200          451
Taxes, licenses and fees....................................     321           50          271
Other.......................................................   1,336          420          916
                                                              ------     ----------     ------
          Total noninterest expense.........................  $9,368       $1,257       $8,111
                                                              ------     ----------     ------
                                                              ------     ----------     ------


     In February 1996, the Company recorded a loss of $41,000 on the sale of its only "real estate owned" property. Also, in March 1996, the Company recorded a loss of $38,000 on a branch real estate transaction. In June 1996, the Company wrote off $135,000 due to the abandonment of a potential branch site.

     Income Taxes. Effective January 1, 1993, the Company adopted the FASB's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the use of the "asset and liability" method of accounting for income taxes. Deferred income tax represents the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Upon adoption of SFAS 109, the Company recorded a deferred tax asset with an equal valuation allowance due to uncertainties regarding the ability to ultimately recognize the tax benefits from the net operating losses and certain tax credits. The Company did not record an income tax expense from that date through June 30, 1996 since the expected income tax expense, calculated by applying statutory tax rates to income before income taxes, was offset by a reduction in the valuation allowance established when the Company adopted SFAS 109.

     At June 30, 1996, the deferred tax asset was $3.0 million and was partially offset by the valuation allowance of $2.1 million. The deferred tax asset is measured by applying tax rates to the difference between the carrying value and the tax basis of assets and liabilities. Management anticipates that expected income tax expense for 1996 will be substantially offset by a reduction in the valuation allowance established when the Company adopted SFAS 109. Management anticipates that the Company will record a provision for income taxes during 1997.

     Significant components of the Company's deferred tax assets and liabilities at June 30, 1996 and December 31, 1995 and 1994 are as follows:


                                                                             DECEMBER 31,
                                                            JUNE 30,     ---------------------
                                                              1996        1995          1994
                                                            --------     -------       -------
                                                                      (IN THOUSANDS)
    Deferred tax assets:
      NOL carryforward....................................  $    733     $ 1,478       $ 2,799
      Tax credit carryover................................       673         595           595
      Allowance for loan losses...........................     1,499       1,274           922
      Contributions.......................................       129          97            56
                                                            --------     -------       -------
         Total deferred tax assets........................     3,034       3,444         4,372
      Less: valuation allowance...........................    (2,051)     (2,606)       (3,580)
                                                            --------     -------       -------
         Subtotal.........................................       983         838           792
    Deferred tax liabilities:
      FHLB stock dividends................................      (601)       (551)         (487)
      SAIF special assessment.............................      (104)         --            --
      Depreciation........................................       (26)        (35)          (53)
                                                            --------     -------       -------
         Total deferred tax liabilities...................      (731)       (586)         (540)
                                                            --------     -------       -------
           Net deferred tax assets........................  $    252     $   252       $   252
                                                            --------     -------       -------
                                                            --------     -------       -------


     For federal income tax purposes at June 30, 1996, the Company has available net operating loss carryforwards to reduce future taxable income approximately as follows:


                            EXPIRATION DATE                           JUNE 30,     DECEMBER 31,
                              DECEMBER 31,                              1996           1995
    ----------------------------------------------------------------  --------     ------------
                                                                           (IN THOUSANDS)
    2002............................................................   $   --         $  715
    2003............................................................       --            648
    2004............................................................       41            876
    2005............................................................       75             75
    2006............................................................      223            223
    2008............................................................    1,740          1,740
    2009............................................................       76             76
                                                                      -------      -----------
              Total net operating loss carryforwards................   $2,155         $4,353
                                                                      -------      -----------
                                                                      -------      -----------


     Additionally, at June 30, 1996, the Company had alternative minimum tax, investment and rehabilitation tax credit carryforwards of approximately $673,000, of which $581,000 expires in 1997, $14,000 expires in 1999, and the remainder in 2010. However, because of annual limitations on the utilization of net operating loss carryforwards and because the Internal Revenue Code of 1986, as amended, (the "Code") requires that net operating loss carryforwards be utilized before tax credit carryforwards, the Company may not receive an income tax benefit from the tax credit carryforwards, which may expire unused.

     A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:


                                                                       YEAR ENDED DECEMBER 31,
                                        SIX MONTHS      ------------------------------------------------------
                                          ENDED
                                      JUNE 30, 1996           1995               1994               1993
                                     ----------------   ----------------   ----------------   ----------------
                                     AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                     ------   -------   ------   -------   ------   -------   ------   -------
                                                              (DOLLARS IN THOUSANDS)
Income (tax) benefit based on
  statutory rate...................  $(625 )     (34)%  $(937 )     (34)%  $ 209        34%   $ 918        34%
Increase (reduction) resulting from
  other nondeductible items........     70         4      (37 )      (1)     (27 )      (4)      --        --
Valuation allowance................    555        30      974        35     (182 )     (30)    (918 )     (34)
                                     -----    -------   -----    -------   -----    -------   -----    -------
Income tax.........................  $  --        --%   $  --        --%   $  --        --%   $  --        --%
                                     -----    -------   -----    -------   -----    -------   -----    -------
                                     -----    -------   -----    -------   -----    -------   -----    -------


  Years Ended December 31, 1995, 1994 and 1993

     Net Income. For 1995, the Company reported net income of $2.8 million, compared with a net loss of $614,000 in 1994 and a net loss of $2.4 million in 1993. Net income per share amounted to $0.79 in 1995, compared with a net loss per share of $0.18 in 1994 and a net loss per share of $1.06 in 1993. The loss in 1993 was primarily due to the opening of Columbia Bank in Tacoma in August 1993 and the planned expansion and aggressive growth strategy of Columbia Bank that began in that year, while 1994 earnings moved closer to break-even as increased revenues related to the expansion began to be realized. Net income for 1995 was positively affected by increases in net interest margin and service charges and fees.

     Net Interest Income. Net interest income increased $5.0 million, or 43.0%, in 1995 and $5.2 million, or 80.3%, in 1994. Net interest margin increased to 4.78% for 1995, compared with 4.54% in 1994 and 3.69% in 1993. Net interest spread increased to 4.10% in 1995, compared with 4.02% in 1994 and 3.29% in 1993. The increase in net interest margin reflected a more favorable mix of funding sources supporting earning assets. This change in mix was the result of lower-cost deposits growing at a faster rate than higher-cost deposits and borrowings.

     The increase in net interest income in each year was largely due to the overall growth of the Company. Net interest income in each year was also favorably affected by average interest-earning assets increasing more rapidly than average interest-bearing liabilities, with the difference funded by noninterest-bearing deposits and shareholders' equity. Average interest-earning assets increased $91.8 million and $80.8 million in 1995 and 1994, respectively, while average interest-bearing liabilities increased only $77.7 million and $63.3 million, respectively, during the same periods.

     Provision for Loan Losses. For the years ended December 31, 1995, 1994 and 1993, net loan charge-offs amounted to $213,000, $281,000 and $49,000, respectively. The Company's provision for loan losses was $1.3 million for 1995, compared with $1.0 million for 1994 and $502,000 for 1993. During 1995, the allowance for loan losses increased by $1.0 million to 1.06% of loans (excluding loans held for sale) at December 31, 1995, from 1.01% of loans (excluding loans held for sale) at December 31, 1994.

     Noninterest Income. Total noninterest income increased $995,000, or 33.2%, in 1995 and $953,000, or 46.6%, in 1994. Included in total noninterest income in 1995 and 1993 were $39,000 and $913,000 of nonrecurring gains on sales of securities and loans. Excluding these gains, which can fluctuate significantly from period to period, noninterest income increased $964,000, or 32.2%, in 1995 and $1.9 million, or 165.1%, in 1994. Mortgage banking revenue decreased $388,000 in 1995 after increasing $270,000 and $452,000 in 1994 and 1993, respectively. The decrease in 1995 is attributable to less emphasis on mortgage banking after discontinuance of the separate mortgage subsidiary and a softer market for residential mortgage loans, while increases in 1994 and 1993 were due primarily to an increase in loan originations and sales of mortgage loans. Income from bank cards and other income increased $699,000, or 71.9%, in 1995 and $910,000 in 1994 as a result of marketing efforts in 1995 and 1994.


     Noninterest Expense. Total noninterest expense increased $2.5 million, or 17.9%, in 1995 and $3.4 million, or 31.7%, in 1994. Increases in noninterest expense were primarily related to compensation and employee benefits, Washington Business and Occupation taxes, bank card expense, data processing expenses and advertising and promotion. These increases were due to the continuing expansion of the Company. Included in noninterest expense for 1993 were pre-opening expenses related to Columbia Bank's opening in Tacoma of approximately $1.0 million, consisting primarily of salaries, advertising, premises, furniture, equipment and software expense. Also impacting noninterest expense were expenses relating to the Company's merger with Columbia National Bankshares, Inc. which was accounted for in a manner similar to a pooling-of-interests due to common ownership, a writedown of data processing equipment and software at the Company's former savings bank subsidiary and expenses related to the merger of this subsidiary into Columbia Bank in 1994. Set forth below is a schedule showing additional detail concerning increases and decreases in the Company's noninterest expense for 1995 as compared with 1994:



                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                                        INCREASE/
                                                             1995       (DECREASE)      1994
                                                            -------     ----------     -------
                                                                      (IN THOUSANDS)
    Compensation and employee benefits....................  $ 8,427       $1,339       $ 7,088
      Less: loan origination costs........................    1,088          219           869
                                                            -------     ----------     -------
    Net compensation and employee benefits (as
      reported)...........................................    7,339        1,120         6,219
    Occupancy.............................................    2,845           43         2,802
    Professional services.................................      436            9           427
    Advertising and promotion.............................      634          126           508
    Printing and supplies.................................      375          (22)          397
    Regulatory assessments................................      482            7           475
    Data processing.......................................      615          152           463
    Gains on real estate owned............................     (400)         (86)         (314)
    Telephone & network...................................      271          (49)          320
    Postage & delivery....................................      223           76           147
    ATM network...........................................       51          (21)           72
    Bank card.............................................    1,019          346           673
    Taxes, licenses and fees..............................      711          386           325
    Other.................................................    1,946          424         1,522
                                                            -------     ----------     -------
              Total noninterest expense...................  $16,547       $2,511       $14,036
                                                            -------     ----------     -------
                                                            -------     ----------     -------



     Excluding nonrecurring expenses such as gains and costs related to real estate owned, which can vary significantly from period to period, noninterest expense increased approximately $2.5 million, or 17.5%, and $5.4 million, or 59.5%, in 1995 and 1994, respectively. Total noninterest expense was 80.5%, 96.3% and 125.9% of adjusted revenues (the sum of net interest income and noninterest income less non-recurring gains) for 1995, 1994 and 1993, respectively.



     Income Taxes. The Company did not record income tax expense from January 1, 1993 through December 31, 1995 since the expected income tax expense, calculated by applying statutory tax rates to income before income taxes, was offset by a reduction in the valuation allowance established when the Company adopted SFAS 109. For additional information concerning deferred tax assets and liabilities, operating loss carryforwards and reconciliation of the Company's effective income tax rate, see "-- Results of Operations -- Six Months Ended June 30, 1996 and 1995 -- Income Taxes" and the Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF FUNDS

     The Company's primary sources of funds are customer deposits, brokered deposits and advances from the Federal Home Loan Bank of Seattle (the "FHLB"). These funds, together with loan repayments, loan sales, retained earnings, equity and other borrowed funds, are used to make loans, to acquire securities and other assets and to fund continuing operations. Total deposits increased 11.3% to $402.9 million at June 30, 1996 from $361.9 million at December 31, 1995, and 34.7% at December 31, 1995 from $268.7 million at December 31, 1994. FHLB advances increased $12.0 million during the first six months of 1996 to $37.0 million. Advances outstanding from the FHLB totaled $25.0 million at December 31, 1995 and $17.0 million at December 31, 1994. FHLB advances are secured by one- to four-family real estate mortgages and certain other assets. See "Business -- Source of Funds -- Borrowings." At June 30, 1996 the maximum borrowing line from the FHLB was $97.0 million. Management anticipates that the Company will continue to rely on the same sources of funds in the future and will use those funds primarily to make loans and purchase securities.


     To fund the growth of the Company, management's strategy has been to make use of brokered and other wholesale deposits, as well as FHLB advances, while working to build core deposits as rapidly as possible through the Company's development of commercial banking relationships and its branch office network. Brokered and wholesale deposits can be more expensive and more volatile in comparison with core deposits obtained in the Company's market area. The deposit increase of $41.0 million during the first six months of 1996 occurred entirely in "core deposits". Brokered and other wholesale deposits (excluding public deposits) decreased $13.2 million to $35.1 million, or 8.7% of total deposits at June 30, 1996, from $48.3 million, or 13.3% of total deposits at December 31, 1995, though management anticipates continued, and perhaps increasing, use of such deposits to fund increasing loan demand. However, management anticipates use of brokered deposits will decrease over time as a percent of total deposits. Brokered and other wholesale deposits (excluding public deposits) amounted to $48.3 million and $60.8 million at December 31, 1995 and 1994, respectively.


     Brokered and other wholesale deposits are summarized below. Such deposits had an average interest rate of 5.63%, 5.94%, 5.21% and 4.53% at June 30, 1996, December 31, 1995, 1994 and 1993, respectively.


                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                       JUNE 30,
                                         1996                 1995                 1994                 1993
                                  ------------------   ------------------   ------------------   ------------------
                                            PERCENT              PERCENT              PERCENT              PERCENT
                                            OF TOTAL             OF TOTAL             OF TOTAL             OF TOTAL
                                  AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS   AMOUNT    DEPOSITS
                                  -------   --------   -------   --------   -------   --------   -------   --------
                                                               (DOLLARS IN THOUSANDS)
Maturing within one year........  $31,691      7.9%    $41,546     11.5%    $37,642    14.0%     $6,947       4.2%
Maturing after one year, but
  within three years............   3,371       0.8      6,724       1.8     22,542       8.4     19,118      11.6
Maturing after three years, but
  within ten years..............      --        --         --        --        596       0.2      1,291       0.7
                                  -------      ---     -------     ----     -------     ----     -------     ----
        Total brokered and other
          wholesale deposits....  $35,062      8.7%    $48,270     13.3%    $60,780    22.6%     $27,356     16.5%
                                  =======      ===     =======     ====     =======     ====     =======     ====


ASSET/LIABILITY MANAGEMENT

     The mismatch between maturities and interest-rate sensitivities of balance sheet items results in interest rate risk. The Company maintains asset/liability management policies that provide guidelines for controlling exposure to interest rate risk.

     Although analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of the exposure to interest rate risk, the Company believes that, because interest rate gap analysis does not address all factors that can affect earnings performance, such as early withdrawal of time deposits and prepayment of loans, it should not be used as the primary indicator of exposure to interest rate risk and the related volatility of net interest income in a changing interest rate environment.

     The following tables set forth the estimated maturity or repricing and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at June 30, 1996. The amounts in the table are derived from the Company's internal data, and because certain assumptions have been utilized in presenting this data, the amounts may not be consistent with financial information appearing elsewhere in this Prospectus that has been prepared in accordance with generally accepted accounting principles. The amounts in the tables also could be significantly affected by external factors, such as changes in prepayment assumptions, early withdrawal of deposits and competition.

                                            ESTIMATED MATURITY OR REPRICING WITHIN
                                ---------------------------------------------------------------
                                  0-3        4-12       1-5       5-10     MORE THAN
                                 MONTHS     MONTHS     YEARS      YEARS    10 YEARS     TOTAL
                                --------   --------   --------   -------   ---------   --------
                                                    (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest-earning deposits...  $ 10,415   $     --   $     --   $    --    $    --    $ 10,415
  Securities..................     2,180      6,143     18,230     1,448      4,082      32,083
  Loans:
     Business and commercial
       real estate............   143,976      7,344     27,940     5,401      1,806     186,467
     One- to four-family......    75,360     24,910     52,749     3,539     11,293     167,851
     Consumer.................     5,384     21,748     19,464       813      1,052      48,461
                                --------   --------   --------   -------   --------    --------
          Total
            interest-earning
            assets............  $237,315   $ 60,145   $118,383   $11,201    $18,233    $445,277
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
  Noninterest-earning
     assets...................        --        726         --        --     35,609      36,335
                                --------   --------   --------   -------   --------    --------
          Total assets........  $237,315   $ 60,871   $118,383   $11,201    $53,842    $481,612
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
  Percent of total interest-
     earning assets...........    53.29%     13.51%     26.59%     2.52%      4.09%     100.00%
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
INTEREST-BEARING LIABILITIES:
  Deposits:
  Money market checking.......  $107,245   $     --   $     --   $    --    $    --    $107,245
  NOW accounts................     6,773         --     27,090        --         --      33,863
  Savings accounts............     7,104         --                7,104      7,104      21,312
  Time certificates of
     deposit..................    61,605     81,932     34,381        11         --     177,929
  FHLB advances...............    27,000         --     10,000        --         --      37,000
  Convertible subordinated
     notes....................        --         --         --     2,363         --       2,363
                                --------   --------   --------   -------   --------    --------
          Total
            interest-bearing
            liabilities.......  $209,727   $ 81,932   $ 71,471   $ 9,478    $ 7,104    $379,712
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
  Noninterest-bearing
     liabilities and equity...    50,068         --     12,517        --     39,315     101,900
                                --------   --------   --------   -------   --------    --------
          Total liabilities
            and equity........  $259,795   $ 81,932   $ 83,988   $ 9,478    $46,419    $481,612
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
  Percent of total interest-
     earning assets...........    47.10%     18.40%     16.05%     2.13%      1.60%      85.28%
                                --------   --------   --------   -------   --------    --------
                                --------   --------   --------   -------   --------    --------
Rate sensitivity gap..........  $ 27,588   ($21,787)  $ 46,912   $ 1,723    $11,129    $ 65,565
Cumulative rate
  sensitivity gap.............  $ 27,588   $  5,801   $ 52,713   $54,436    $65,565
Rate sensitivity gap as a
  percentage of
  interest-earning assets.....     6.19%      (4.89)%   10.54%     0.39%      2.49%      14.72%
Cumulative rate sensitivity
  gap as a percentage of
  interest-earning assets.....     6.19%      1.30%     11.84%    12.23%     14.72%
                                --------   --------   --------   -------   --------
                                --------   --------   --------   -------   --------


     As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a substantial increase in market interest rates.

CAPITAL RESOURCES


     Shareholders' equity at June 30, 1996 was $33.8 million compared with $32.0 million at December 31, 1995. The increase was primarily due to net income during the first six months of 1996, partially offset by an increase in the reserve for unrealized losses on securities available for sale. Shareholders' equity was 7.0% and 7.5% of total period-end assets at June 30, 1996 and December 31, 1995, respectively.



     Shareholders' equity at December 31, 1995, was $32.0 million compared with $28.9 million at December 31, 1994. The increase was due to net income for the year of $2.8 million and a decrease in the reserve for unrealized losses on securities available for sale. Shareholders' equity was 7.5% and 9.0% of total assets at December 31, 1995 and December 31, 1994, respectively.



     The Company plans to contribute approximately $10.0 million of the net proceeds of the offering to Columbia Bank, primarily to fund additional loan growth. The remainder of the net proceeds will be used to repay $3.0 million borrowed under a line of credit, which is secured by the outstanding shares of common stock of Columbia Bank, and for general corporate purposes. Management presently intends to retain earnings, if any, to support anticipated growth. Accordingly, the Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. See "Dividends."


     Columbia Bank is subject to minimum capital requirements. See "Supervision and Regulation -- Banking Subsidiary." The Company has established a line of credit with a commercial bank, secured by Columbia Bank stock, which can be used to augment the capital of Columbia Bank. At September 30, 1996, $3.0 million was outstanding. A portion of the proceeds will be used to pay off that loan. See "Use of Proceeds." As the following table indicates, at June 30, 1996, and as adjusted to reflect the issuance and sale of the Common Stock, and the application of the net proceeds therefrom, Columbia Bank exceeded regulatory capital requirements:

                                                                  JUNE 30, 1996
                                            ---------------------------------------------------------
                                              MINIMUM     WELL-CAPITALIZED     ACTUAL     AS ADJUSTED
                                            REQUIREMENT     REQUIREMENT        RATIO         RATIO
                                            -----------   ----------------     ------     -----------
Tier 1 risk-based capital.................      4.00%            6.00%          9.56 %       11.82%
Total risk-based capital..................      8.00%           10.00%         10.68 %       12.91%
Leverage ratio............................      3.00%            5.00%          8.12 %       10.08%

     Management expects that the net proceeds of the offering, together with internally generated funds, will allow Columbia Bank to remain
"well-capitalized" for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, net losses or a combination thereof.

IMPACT OF INFLATION AND CHANGING PRICES

     The primary impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS


     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires the Company to elect to account for stock-based compensation on a fair value basis or an intrinsic value basis. The intrinsic value basis is currently used by the Company and is the accounting principal prescribed by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123 requires disclosure in the footnotes of the pro forma impact on net income and earnings per share of the difference between compensation expense using the intrinsic value method and the fair value method. The adoption of SFAS 123 is required for the fiscal year ended December 31, 1996. The Company expects to continue to apply APB 25 for measurement of stock compensation and will provide disclosure required by SFAS 123 beginning in fiscal year 1996.



     In June 1996, the FASB issued Statement of Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 requires the Company to recognize all financial assets and servicing that it controls and liabilities that it has incurred after a transfer of financial assets. The Company must also "derecognize" financial assets when control has been surrendered and must derecognize liabilities when extinguished. SFAS 125 is not expected to have a significant impact on the Company.

                                    BUSINESS

GENERAL


     The Company was originally organized in 1988 under the name "First Federal Corporation" in connection with the acquisition by an investor group, which included recently deceased director emeritus Stanley Rose and current director Sidney Snyder, of a savings association, which was later named Columbia Savings Bank, a Federal Savings Bank (the "Savings Bank"). In 1990, an investor group headed by Mr. Espe and financed in part by NorCap, LLC acquired from Mr. Rose a controlling interest in the Company, a second corporation, Columbia National Bankshares, Inc. ("CNBI"), and CNBI's sole subsidiary, Columbia National Bank, located in Longview, Washington. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Transactions -- NorCap Options". In connection with the 1993 reorganization of the Company, CNBI was merged into the Company, Columbia National Bank was merged into the newly chartered Columbia State Bank and additional management was added. In 1994, the Savings Bank was merged into Columbia Bank.


     The 1993 reorganization was undertaken in order to take advantage of commercial banking business opportunities resulting from increased consolidation of banks in the Company's principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. In August 1993, the Company completed a public offering of common stock with net proceeds of approximately $17.2 million, of which the Company contributed approximately $16.3 million to the capital of Columbia Bank. In connection with the reorganization, the Company moved its headquarters to Tacoma, Washington, with the intent of focusing on growth opportunities in the Tacoma metropolitan area and contiguous parts of the Puget Sound region. Management believes the ongoing consolidation among financial institutions in Washington has created significant gaps in the ability of large banks operating in Washington to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The business strategy of the Company is to provide its customers with the financial sophistication and breadth of products of a regional bank while retaining the appeal and service level of a community bank. As a result of the Company's strong commitment to highly personalized customer service, its varied products, and the longstanding community presence of its managers, lending officers and branch personnel, the Company believes it is well positioned to attract new customers and to increase its market share in lending and deposits.

STRATEGY

     The Company's goal is to create, over the next several years, a well-capitalized, customer-focused Pacific Northwest commercial banking institution with a significant presence in selected markets and total assets in excess of $1.0 billion. Management believes that the ongoing consolidation in its principal market area affords an opportunity for aggressive growth in loans and deposits. The Company's growth strategy consists of the following elements:

     - Focus on relationship lending to small and medium-sized businesses, professionals and other individuals whom the Company believes are underserved by larger banks in its market area and are attracted by the Company's "customer first" philosophy.

     - Fund loan growth through the creation of a branch system catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings.

     - Continue growth in the Tacoma metropolitan area and selectively expand into neighboring King and Thurston Counties.


     - Control credit risk through established loan underwriting and monitoring procedures, loan concentration limits, product and industry diversification, and the hiring of experienced lending personnel with a high degree of familiarity with their market area.

     Focus on Relationship Lending. The Company focuses on lending to small and medium-sized businesses, professionals and other individuals who value high levels of customer service from a locally based institution. The Company believes that there are significant commercial banking business opportunities arising from the ongoing consolidation of banks in its principal market area, primarily through acquisitions by out-of-state holding companies, and the resulting dislocation of customers. Management believes that many business customers of previously acquired banks are dissatisfied with low levels of service and the lack of personal contact, flexibility and local decision-making authority at these institutions, and thus are willing to transfer their primary banking relationship to a customer-service oriented institution like the Company which can be more responsive to their specific needs. As part of its effort to provide responsive service to its target customers, the Company markets a varied menu of relationship banking products, including private banking and cash management services. Management continually strives to develop a business culture in which customers are accorded the highest priority in all aspects of the Company's operations. This "customer first" philosophy is combined with the Company's emphasis on personalized, local decision-making in each of the markets it serves.


     Create a Branch-Based Deposit Franchise. In order to fund its lending activities, the Company is establishing a branch system catering primarily to retail depositors, supplemented by business banking customer deposits and other borrowings. The Company believes this mix of funding sources will enable it to expand its commercial lending activities rapidly while establishing a stable core deposit base. Additionally, the Company's strategically placed branch offices allow for increased contact with customers. While the Company's primary lending focus will continue to be on business lending, management believes that its consumer deposit and lending activities will produce significant benefits, including increased core deposits and greater loan portfolio diversification.


     Geographic Expansion. The Company currently has regulatory approval to open four additional branches in Pierce County, and anticipates opening several more branches in the next few years to strengthen its local market position and capitalize on expansion opportunities resulting from the strong demand for a locally based banking institution. The Company also currently anticipates expansion into neighboring Thurston County (the location of Olympia, Washington's state capitol) and parts of neighboring King County, such as Bellevue and surrounding areas and the Auburn and Kent Valley areas. The Company plans to effect its growth strategy through a combination of growth at existing branch facilities, new branch openings and acquisitions. Typically, expansion into new markets will be in connection with the hiring of an experienced branch manager and/or lending officers with strong community ties and banking relationships.



     Control Credit Risk. Management considers the maintenance of high asset quality, with corresponding low levels of nonperforming assets and charge-offs, to be of utmost importance as it pursues its growth strategy. The Company has implemented loan underwriting and monitoring procedures and loan concentration limits which management believes permit continued portfolio expansion without materially increasing credit risk. The Company will also seek to control credit risk as it grows through increased product and industry diversification, by expanding its loan product offerings and related services, and through the hiring of experienced lending personnel with a high degree of familiarity with their market area.


MARKET AREA

     The Company's principal market area is the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington state. The economy of that area, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade as a result of the success of Microsoft and the establishment of numerous research and biotechnology firms. The Washington economy and that of the Puget Sound region generally have experienced moderate growth and stability in recent years. According to the Puget Sound Economic Forecaster, a regional publication providing economic forecasts and commentary, the greater Puget Sound economy is projected to expand at nearly twice the national rate for the years 1997 through 1999. The region is projected to add 220,000 new jobs and 290,000 new residents during this time. Boeing, the region's largest employer, has announced increased production after recent years of declining orders for aircraft and related reductions in its work force. Microsoft and other major employers in the area east of Seattle also anticipate continued growth.


     Pierce County, the area in which the Company's expansion is primarily focused, is located in the South Puget Sound region. The economy of this area is well-diversified, with the principal industries being aerospace, shipping, military-related government employment, agriculture and forest products. Pierce County's economy is expected to benefit over the next few years because of Intel's decision to build a computer chip facility in DuPont and the expansion of the Matsushita semi-conductor plant in Puyallup, east of Tacoma. The Puget Sound Economic Forecaster predicts that Pierce County will likely have the strongest economic performance in the Puget Sound region through 1999. Forbes magazine recently published its prediction that the Tacoma area would be among the top twenty-five cities in the United States in terms of job growth, especially in the area of computers and semiconductors.


     Bellevue, where the Company has one office and may seek to open or acquire a second, is located in an area known as the "Eastside", a metropolitan area with a population of approximately 215,000 that includes several cities located east of Seattle. A large portion of the Eastside economy is linked to aerospace, construction, computer software and biotechnology industries. Microsoft is headquartered just north of Bellevue and several biotech firms are located on the Eastside. In recent years, the Eastside has experienced relatively rapid growth in population and employment, and household incomes in the Eastside are among the highest in Washington.

     The Company anticipates further expanding into neighboring south King County, which contains several residential communities whose employment base is supported by light industrial, aerospace and forest products industries. With its close proximity to Tacoma, this market area is considered an important natural extension of the Company's Pierce County market area. The Weyerhaeuser Corporation maintains its world headquarters in Federal Way, which is located in south King County adjacent to the King/Piece County line. The Auburn and Kent Valley areas to the east of Federal Way are also considered by management to be natural areas of expansion for the Company.


     Expansion south of Tacoma into Thurston County is also considered by management to be an extension of the Company's Pierce County market area. Olympia, with a population of approximately 38,000, and the neighboring community of Lacey, with a population of approximately 26,000, are the principal cities in Thurston County. As of April 1996, the county had an approximate population of 193,000. The area enjoys a stable economic climate due largely to state government employment and the proximity of the Fort Lewis army base and McChord Air Force Base. According to the Thurston County Regional Planning Council, out of a total civilian work force of 88,000, approximately 33% were employed by federal, state and local government. The area also has a significant population of retired military personnel.


     The Company's market area also includes the Longview and Woodland communities in southwestern Washington. The population of Cowlitz County, in which Longview and Woodland are located, is approximately 85,000. Cowlitz County's economy has become more diversified in recent years, but remains materially dependent on the forest products industry and, as a result, is relatively vulnerable to the cyclical downturns of that industry as well as environmental disputes.

LENDING ACTIVITIES

  General

     The Company originates a wide variety of loans. Since its 1993 reorganization, the Company has significantly increased commercial business loans and consumer loans as a percentage of its total loan portfolio. During the same period the percentage of loans consisting of multi-family and commercial real estate loans has also increased while single-family and real estate construction loan percentages have declined. The Company also emphasizes its private banking services to high income and high net worth individuals.


     The following table sets forth at the dates indicated the Company's loan portfolio composition by type of loan:

                                                                             DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                   JUNE 30, 1996           1995               1994               1993               1992               1991
                  ----------------   ----------------   ----------------   ----------------   ----------------   ----------------
                             % OF               % OF               % OF               % OF               % OF               % OF
                  BALANCE    TOTAL   BALANCE    TOTAL   BALANCE    TOTAL   BALANCE    TOTAL   BALANCE    TOTAL   BALANCE    TOTAL
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
                                                              (DOLLARS IN THOUSANDS)
Commercial......  $132,251    32.9%  $113,775    32.2%  $ 72,829    27.1%  $ 44,772    24.7%  $ 16,511    13.7%  $ 12,707    13.7%
Real estate:
  One- to
    four-family
  residential...    69,364    17.3     67,991    19.3     76,260    28.3     55,804    30.8     53,161    44.0     53,084    57.5
  Five or more
    family
    residential
    and
    commercial
   properties...   117,486    29.2     97,103    27.5         --    25.5     45,193    25.0     30,681    25.4     22,776    24.6
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total
          real
       estate...   186,850    46.5    165,094    46.8    144,791    53.8    100,997    55.8     83,842    69.4     75,860    82.1
Real estate
  construction:
  One- to
    four-family
  residential...    23,870     6.0     22,741     6.5     17,411     6.5     16,328     9.0      9,408     7.8         --      --
  Five or more
    family
    residential
    and
    commercial
   properties...    10,466     2.6      8,884     2.5      4,004     1.5      4,799     2.7      4,689     3.9         --      --
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
    Total real
      estate
 construction...    34,336     8.6     31,625     9.0     21,415     8.0     21,127    11.7     14,097    11.7         --      --
Consumer........    48,547    12.1     43,343    12.2     30,860    11.4     14,417     8.0      6,584     5.4      3,937     4.3
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
     Subtotal...   401,984   100.1    353,837   100.2    269,895   100.3    181,313   100.2    121,034   100.2     92,504   100.1
Less deferred
  loan fees and
  other.........      (430)  (0.1)       (744)  (0.2)       (899)  (0.3)       (297)  (0.2)       (237)  (0.2)       (121)  (0.1)
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total
        loans...  $401,554   100.0%  $353,093   100.0%  $268,996   100.0%  $181,016   100.0%  $120,797   100.0%  $ 92,383   100.0%
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
                  --------   -----   --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
Loans held for
  sale..........  $  1,950           $  1,367           $  1,612           $  1,777           $  2,021           $     --
                  --------           --------           --------           --------           --------           --------
                  --------           --------           --------           --------           --------           --------

     The following table presents at June 30, 1996, (i) the aggregate maturities of loans in the named categories of the Company's loan portfolio and (ii) the aggregate amounts of variable and fixed rate loans that mature after one year:


                                                                  MATURING
                                        -------------------------------------------------------------
                                                                              AFTER 5
                                        WITHIN 1 YEAR       1-5 YEARS          YEARS          TOTAL
                                        -------------     --------------     ----------     ---------
                                        (DOLLARS IN THOUSANDS)
Commercial............................    $ 113,285          $ 15,790          $3,176       $ 132,251
Real estate construction..............       34,107                74             155          34,336
                                        ------------      ------------       ----------     ---------
          Total.......................    $ 147,392          $ 15,864          $3,331       $ 166,587
                                        ------------      ------------       ----------     ---------
                                        ------------      ------------       ----------     ---------
Fixed-rate loans......................                       $ 13,459          $3,331       $  16,790
Variable-rate loans...................                          2,405              --           2,405
                                                          ------------       ----------     ---------
          Total.......................                       $ 15,864          $3,331       $  19,195
                                                          ------------       ----------     ---------


  Commercial and Private Banking Lending


     Commercial loans increased to $132.3 million at June 30, 1996, representing 32.9% of its total loans, from $113.8 million at December 31, 1995 and $72.8 million at December 31, 1994. These increases at actual and annualized rates exceeding 30% per year reflect management's commitment to provide competitive commercial lending in the Company's primary market area. Commercial loans constitute a wide variety of lending products, including term loans, lines of credit and equipment financing. A broad range of short-to medium-term commercial loans, both collateralized and uncollateralized, is made available to businesses for working capital (including inventory and receivable loans), business expansion (including acquisitions and improvement of real estate), and the purchase of equipment and machinery. In addition, in order to develop and maintain long-term multiple account banking relationships with its business customers, the Company's private banking department offers a wide range of lending and other products to owners or key employees of such businesses.

     Generally, commercial and private banking loans are underwritten on the basis of the borrower's ability to service the debt from cash flow generated from business or investments and, in the case of private banking, also from employment income. The Company generally collateralizes such loans with real estate, equipment, securities or other assets. The value of assets collateralizing commercial loans is often not subject to readily available appraisals and usually varies substantially depending upon the success of the business. Commercial and private banking loans are typically tied to a floating interest rate.


     The Company expects to continue to expand its commercial lending products and emphasize in particular its relationship banking with businesses, business owners and professional individuals.


  Real Estate Lending


     One- to Four-Family Residential Real Estate Lending. Residential one- to four-family loans amounted to $69.4 million at June 30, 1996, representing 17.3% of total loans, compared to $68.0 million and $76.3 million at December 31, 1995 and 1994, respectively. The majority of these loans were originated by the Savings Bank and are used by the Company to collateralize advances from the FHLB. The Company's underwriting standards require that one- to four-family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the appraised value or cost, whichever is lower, of the underlying collateral at origination. Generally, management's policy is to originate for sale to third parties residential loans secured by properties located within the Company's primary market areas.



     Multi-family and Commercial Real Estate Lending. The Company makes multi-family and commercial real estate loans in its primary market areas. Multi-family and commercial real estate lending increased to $117.5 million at June 30, 1996, representing 29.2% of total loans, from $97.1 million and $68.5 million at December 31, 1995 and 1994, respectively. At June 30, 1996, 36.0% of the $128.0 million multi-family and commercial real estate loan portfolio, including commercial real estate construction loans, consisted of loans to acquire, expand or improve owner-occupied income-producing real estate such as manufacturing plants, distribution centers and office facilities. At that same date, 17.6% of the $128.0 million multi-family and commercial real estate loan portfolio consisted of loans to acquire, expand or improve multi-family residential units and 46.4% consisted of loans to acquire, expand or improve non-owner-occupied commercial real estate. The Company has recently determined to reduce new loan originations of non-owner-occupied commercial real estate. The Company's underwriting standards generally require that the loan-to-value ratio for multi-family and commercial loans not exceed 75% of appraised value or cost, whichever is lower, and that commercial properties maintain debt coverage ratios (net operating income divided by annual debt servicing) of 1.20 or better.


     Construction Loans. The Company originates one- to four-family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. The Company endeavors to limit its construction lending risk through adherence to strict underwriting procedures. Also, the Company generally requires prompt and thorough documentation of all draw requests and utilizes third party inspectors to inspect the project prior to paying any draw requests from the builder. Construction loans on one- to four-family residences increased to $23.9 million at June 30, 1996, representing 6.0% of total loans, from $22.7 million and $17.4 million for fiscal years 1995 and 1994, respectively.

     The Company is also active in multi-family and commercial real estate construction lending. Such loans amounted to $10.5 million at June 30, 1996, representing 2.6% of total loans, compared with $8.9 million and $4.0 million at December 31, 1995 and 1994, respectively. The Company's policy is generally to require personal guarantees of the principals of the companies that are developing multi-family or commercial real estate projects. Management's policy is to make commitments for such loans only on projects located within the Company's primary market areas.


  Consumer Lending


     At June 30, 1996, the Company had $48.5 million of consumer loans outstanding, representing 12.1% of total loans, as compared with $43.3 million at December 31, 1995 and $30.9 million at December 31, 1994. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous personal loans. The terms of these loans typically range from 12 to 60 months and vary based upon the nature of collateral and size of loan. Since 1993, the Company has originated and underwritten its own credit card receivables. Management is currently considering the sale of the Company's credit card loan portfolio.



     Consumer loans are attractive to the Company because they typically have a short term and carry higher interest rates than those charged on other types of loans. Installment loans do, however, pose additional risks of collectibility when compared to other traditional types of loans granted by commercial banks, such as commercial and residential mortgage loans. In many instances, the Company is required to rely on the borrower's ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower's ability to repay is of primary importance in the underwriting of consumer loans.


  Loan Approvals


     The Company's loan policies establish the basic policies and procedures governing its lending operations. Generally, the policies address the types of loans that the Company seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Company, including the indebtedness of any guarantor. The policies are reviewed and approved annually by the Board of Directors of Columbia Bank. The Company supplements its own supervision of the loan underwriting and approval process with periodic loan audits by experienced internal loan examiners who examine quality, loan documentation and compliance with laws and regulations. Loan reviews by outside professionals who are experienced in loan review work may also be utilized as management or the Board of Directors deems appropriate.



     The Loan Committee consists of Columbia Bank's Senior Vice President and Senior Credit Administrator, who is chairman of the Loan Committee, and four additional senior Bank officers. The Committee has a loan authority limit of $3.0 million. Amounts over that amount are reviewed by the Executive Loan Committee, consisting of the Chairman and Chief Executive Officer, the President, the Senior Credit Administrator and the Loan Production Administrator, or the Board of Directors of Columbia Bank. In addition, reports on all loans over $100,000 which are past due but not criticized, all new and renewed loans over $250,000 and all non-accrual and problem loans are reviewed by the Board of Directors of Columbia Bank on a regular basis. Loans to one borrower are generally subject to a statutory limit of 20% of unimpaired capital and surplus. The Company's legal lending limit was $7.4 million at June 30, 1996. As a matter of policy, the Company seldom makes loans approaching its legal lending limit.

  Delinquencies and Nonperforming Assets


     Nonperforming assets consist of nonaccrual loans, restructured loans and real estate owned. The following tables set forth at the dates indicated information with respect to nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), real estate owned and total nonperforming assets of the Company:


                                                                    DECEMBER 31,
                                       JUNE 30,    ----------------------------------------------
                                         1996       1995      1994      1993      1992      1991
                                       --------    ------    ------    ------    ------    ------
                                       (DOLLARS IN THOUSANDS)
Nonaccrual loans.....................   $  676     $  435    $  452    $1,631    $  650    $  728
Restructured loans...................       69         29        44        94       109       116
                                       -------     ------    ------    ------    ------    ------
          Total nonperforming
            loans....................      745        464       496     1,725       759       844
Real estate owned....................       --      3,304     3,227     3,305     2,959     2,523
                                       -------     ------    ------    ------    ------    ------
          Total nonperforming
            assets...................   $  745     $3,768    $3,723    $5,030    $3,718    $3,367
                                       -------     ------    ------    ------    ------    ------
                                       -------     ------    ------    ------    ------    ------
Accruing loans past-due 90 days or
  more...............................   $  260     $  152    $   82    $   --    $   --    $   --
Potential problem loans..............      465         37        23     1,508        (1)       (1)
Allowance for loan losses............    4,411      3,748     2,711     1,992     1,539     1,426
Nonperforming loans to loans.........     0.19%      0.13%     0.18%     0.95%     0.62%     0.91%
Allowance for loan losses to loans...     1.10       1.06      1.01      1.10      1.25      1.54
Allowance for loan losses to
  nonperforming loans................   592.08     807.76    546.57    115.48    202.77    168.96
Nonperforming assets to total
  assets.............................     0.15       0.89      1.17      2.13      2.34      2.79

---------------
(1) Information not available for 1992 and 1991.

     The consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest. Generally, the Company's policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which there are serious doubts as to the borrower's ability to comply with present repayment terms and, therefore, will likely be included later in nonaccrual, past due or restructured loans. These loans are considered by management in assessing the adequacy of the allowance for loan losses.


     At June 30, 1996 and at December 31, 1995 and 1994, the Company had nonaccrual loans of $676,000, $435,000 and $452,000, respectively. At each date, nonaccrual loans constituted less than 0.20% of loans outstanding. In February 1996, the Company sold all its "real estate owned" (which consisted of one property in the State of Washington), thus reducing total nonperforming assets to $745,000, or 0.19%, of total loans (excluding loans held for sale) at June 30, 1996, from $3.8 million, or 1.1%, of total loans at year end 1995.


ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral, holding and disposal costs and costs of capital. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries.

     While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

     The following tables show the allocation of the allowance for loan losses at June 30, 1996 and at the last five year ends. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors which may affect future loan losses in the categories of loans shown.

                                                                        DECEMBER 31,
                                                           --------------------------------------
                                        JUNE 30, 1996            1995                 1994
                                      -----------------    -----------------    -----------------
                                                 % OF                 % OF                 % OF
                                                TOTAL                TOTAL                TOTAL
       BALANCE APPLICABLE TO:         AMOUNT   LOANS(2)    AMOUNT   LOANS(2)    AMOUNT   LOANS(2)
------------------------------------  ------   --------    ------   --------    ------   --------
                                                         (DOLLARS IN THOUSANDS)
Commercial..........................  $2,393      32.8%    $1,796     32.2%     $1,369     27.0%
Real estate(1):
  One- to four-family residential...    660       23.2       560       25.6       687       34.7
  Five or more family residential
     and commercial properties......    273       31.9       187       30.0       146       26.9
Consumer............................    319       12.1       284       12.2       216       11.4
Unallocated.........................    766                  921                  293
                                      -----    -------     -----    -------     -----    -------
          Total.....................  $4,411     100.0%    $3,748    100.0%     $2,711    100.0%
                                      =====    =======     =====    =======     =====    =======

                                                             DECEMBER 31,
                                      -----------------------------------------------------------
                                            1993                 1992                 1991
                                      -----------------    -----------------    -----------------
                                                 % OF                 % OF                 % OF
                                                TOTAL                TOTAL                TOTAL
       BALANCE APPLICABLE TO:         AMOUNT   LOANS(2)    AMOUNT   LOANS(2)    AMOUNT   LOANS(2)
------------------------------------  ------   --------    ------   --------    ------   --------
                                                         (DOLLARS IN THOUSANDS)
Commercial..........................  $ 389       23.6%    $ 348      13.2%     $ 287      13.4%
Real estate(1):
  One- to four-family residential...    489       42.6       390       53.4       381       58.4
  Five or more family residential
     and commercial properties......    545       26.3       264       28.2       334       24.0
Consumer............................    138        7.5        88        5.2        50        4.2
Unallocated.........................    431                  449                  374
                                      -----    -------     -----    -------     -----    -------
  Total.............................  $1,992     100.0%    $1,539    100.0%     $1,426    100.0%
                                      =====    =======     =====    =======     =====    =======

---------------
(1) Real estate includes real estate construction loans.

(2) Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

     The following table sets forth for the periods indicated information regarding changes in the Company's allowance for loan losses:


                               SIX MONTHS
                                 ENDED                    YEAR ENDED DECEMBER 31,
                                JUNE 30,    ----------------------------------------------------
                                  1996        1995       1994       1993       1992       1991
                               ----------   --------   --------   --------   --------   --------
                               (DOLLARS IN THOUSANDS)
Total loans, net at end of
  period(1)..................   $401,554    $353,093   $268,996   $181,016   $120,797   $ 92,383
Daily average loans..........    378,281     318,039    222,236    140,353    107,182     82,828
Balance of allowance for loan
  losses at beginning of
  period.....................      3,748       2,711      1,992      1,539      1,426      1,704
Charge-offs:
  Commercial.................        (44)       (148)      (258)       (72)       (45)      (316)
  Real estate(2).............                                                     (49)      (233)
  Consumer...................        (67)       (115)      (106)       (38)       (32)       (56)
                               ---------    --------   --------   --------   --------   --------
          Total
            charge-offs......       (111)       (263)      (364)      (110)      (126)      (605)
Recoveries:
  Commercial.................         14          45         83         56         47        230
  Real estate(2).............                                                       1         16
  Consumer...................         --           5         --          5         16          1
                               ---------    --------   --------   --------   --------   --------
          Total recoveries...         14          50         83         61         64        247
          Net charge-offs....        (97)       (213)      (281)       (49)       (62)      (358)
Loan loss provision..........        760       1,250      1,000        502        170         80
Allowance acquired in
  purchase of branch.........                                                       5
Balance of allowance for loan
  losses at end of period....   $  4,411    $  3,748   $  2,711   $  1,992   $  1,539   $  1,426
                               ---------    --------   --------   --------   --------   --------
                               ---------    --------   --------   --------   --------   --------
Ratio of net charge-offs
  during period to average
  loans outstanding..........       0.03%       0.07%      0.13%      0.03%      0.06%      0.43%
                               ---------    --------   --------   --------   --------   --------
                               ---------    --------   --------   --------   --------   --------


---------------
(1) Excludes loans held for sale.

(2) Real estate includes real estate construction loans.

INVESTMENT ACTIVITIES

     The Company's securities (investment securities and securities available for sale) increased by $9.4 million from year end 1995 to June 30, 1996 and by $416,000 from December 31, 1994 to 1995. The investment portfolio consists primarily of U.S. Treasury and government agency securities and mortgage-backed securities. The average maturity of the securities portfolio was 3 years, 1 month at June 30, 1996.

     Investment securities are those securities which the Company has the ability and the intent to hold to maturity. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities for the foreseeable future. Investment securities are carried at cost, adjusted for amortization of premiums and accretions of discounts. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. In November 1995, FASB issued a Special Report permitting a one time opportunity for institutions to reassess the appropriateness of the designations of all securities. Accordingly, in December 1995 the Company reclassified all "investment securities" as "securities available for sale."


     At June 30, 1996 and December 31, 1995, all of the Company's securities were classified as available for sale.


     The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities available for sale:


                                                                 GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                    COST         GAINS         LOSSES       VALUE
                                                  ---------    ----------    ----------    -------
                                                                   (IN THOUSANDS)
     June 30, 1996:
       U.S. Treasury & government agency........   $16,773        $ --         $  (39)     $16,734
       Mortgage-backed..........................    11,757          --           (489)      11,268
       FHLB stock...............................     4,082          --             --        4,082
                                                  --------     ---------     ---------     -------
               Total............................   $32,612        $ --         $ (528)     $32,084
                                                  --------     ---------     ---------     -------
                                                  --------     ---------     ---------     -------
     December 31, 1995:
       U.S. Treasury & government agency........   $ 6,935        $ 13         $   --      $ 6,948
       Mortgage-backed..........................    12,572          --           (126)      12,446
       FHLB stock...............................     3,281          --             --        3,281
                                                  --------     ---------     ---------     -------
               Total............................   $22,788        $ 13         $ (126)     $22,675
                                                  --------     ---------     ---------     -------
                                                  --------     ---------     ---------     -------
     December 31, 1994:
       Mortgage-backed..........................   $ 3,079        $ --         $ (361)     $ 2,718
                                                  --------     ---------     ---------     -------
                                                  --------     ---------     ---------     -------
     December 31, 1993:
       Mortgage-backed..........................   $ 3,621        $ --         $  (32)     $ 3,589
                                                  --------     ---------     ---------     -------
                                                  --------     ---------     ---------     -------


     At June 30, 1996 and December 31, 1995, the Company had no securities held for investment purposes. The following table summarizes the recorded value, gross unrealized gains and losses and the resulting market value of investment securities as of December 31, 1994 and December 31, 1993:


                                                                 GROSS         GROSS
                                                   RECORDED    UNREALIZED    UNREALIZED    MARKET
                                                    VALUE        GAINS         LOSSES       VALUE
                                                   --------    ----------    ----------    -------
                                                                   (IN THOUSANDS)
     December 31, 1994:
       U.S. Treasury.............................  $ 1,003        $ --         $  (17)     $   986
       Mortgage-backed...........................   16,389          --           (863)      15,526
       FHLB stock and other......................    2,149          --             --        2,149
                                                   -------     ---------     ---------     -------
               Total.............................  $19,541        $ --         $ (880)     $18,661
                                                   -------     ---------     ---------     -------
                                                   -------     ---------     ---------     -------
     December 31, 1993:
       U.S. Treasury.............................  $ 1,009        $ --         $   --      $ 1,009
       Mortgage-backed...........................   19,038          70            (12)      19,096
       FHLB stock and other......................    1,883          --             --        1,883
                                                   -------     ---------     ---------     -------
               Total.............................  $21,930        $ 70         $  (12)     $21,988
                                                   -------     ---------     ---------     -------
                                                   -------     ---------     ---------     -------

     The following table summarizes the recorded and market values of securities available for sale at June 30, 1996 by contractual maturity groups:



                                                                            JUNE 30, 1996
                                                                       -----------------------
                                                                       RECORDED        MARKET
                                                                        VALUE          VALUE
                                                                       --------       --------
                                                                           (IN THOUSANDS)
     Amount maturing:
       Within one year...............................................  $ 1,962        $  1,960
       Greater than one year and less than five years................   22,765          22,321
       Greater than five years and less than ten years...............    2,024           1,931
       After ten years...............................................    5,861           5,872

                                                                        ------
                                                                                      --------
               Total.................................................  $32,612        $ 32,084

                                                                        ------
                                                                                      --------

                                                                        ------
                                                                                      --------


     The following table provides the market values, maturities and weighted average yields of the Company's "available for sale" portfolio at June 30, 1996:


                                                                     MATURING
                                             ---------------------------------------------------------
                                             WITHIN 1       1-5          5-10       AFTER 10
                                               YEAR        YEARS         YEARS       YEARS      TOTAL
                                             --------   -----------   -----------   --------   -------
                                                              (DOLLARS IN THOUSANDS)
     U.S. Treasury
       Balance.............................   $1,960      $12,984            --          --    $14,944
       Weighted average yield..............     5.27%        5.86%           --          --       5.78%
     U.S. government agency
       Balance.............................       --           --            --      $1,790      1,790
       Weighted average yield..............       --           --            --        6.55%      6.55%
     Mortgage-backed(1)
       Balance.............................       --        9,337       $ 1,931          --     11,268
       Weighted average yield..............       --         5.34%         6.27%         --       5.50%
     FHLB stock and other(2)
       Balance.............................       --           --            --       4,082      4,082
       Weighted average yield..............       --           --            --        7.61%      7.61%
     Total
       Balance.............................   $1,960      $22,321       $ 1,931      $5,872    $32,084
       Weighted average yield..............     5.27%        5.64%         6.27%       7.29%      5.96%


---------------
(1) The maturities reported for mortgage-backed securities are based on contractual maturities and therefore do not reflect principal amortization or assumed prepayments.

(2) The weighted average yield on FHLB stock is based upon the dividend yield and average balances for the six months ended June 30, 1996.


     The Company does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account.


     At June 30, 1996 and December 31, 1995 there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the Company's shareholders' equity.

SOURCES OF FUNDS

  Deposit Activities


     The Company's products include a wide variety of transaction accounts, savings accounts and certificates of deposit. The Company is continuing to expand the deposit products that it offers. The Company introduced "Columbia Free Checking," which includes no monthly fees, no minimum balance, no per check charges, free use of any ATM in Washington, and, upon approval, a personalized no fee Visa(R) debit card. To fund the growth of the Company, management's strategy has been to make use of brokered and other wholesale deposits while working to build core deposits as rapidly as possible through the Company's development of commercial banking relationships and its branch office network. The Company's use of brokered and other wholesale deposits has decreased since year end 1993, though management anticipates continued, and perhaps increasing, use of such deposits to fund increasing loan demand. However, management anticipates use of brokered deposits will decrease over time as a percent of total deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Sources of Funds."


     The following table sets forth for the periods indicated the average balances outstanding and weighted average interest rates for each major category of deposits:

                                             SIX MONTHS ENDED JUNE 30,                  YEAR ENDED DECEMBER 31,
                                      ---------------------------------------   ---------------------------------------
                                             1996                 1995                 1995                 1994
                                      ------------------   ------------------   ------------------   ------------------
                                                 AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                      AVERAGE     RATE     AVERAGE     RATE     AVERAGE     RATE     AVERAGE     RATE
                                      BALANCE    PAID(2)   BALANCE    PAID(2)   BALANCE     PAID     BALANCE     PAID
                                      --------   -------   --------   -------   --------   -------   --------   -------
                                                                   (DOLLARS IN THOUSANDS)
Interest-bearing demand and money
 market accounts....................  $131,362     3.68%   $ 62,587     3.72%   $ 79,706     3.95%   $ 38,962     2.09%
Savings accounts....................    21,554     2.80      26,726     2.68      24,547     2.73      33,938     2.64
Certificates of deposit.............   171,410     5.71     164,970     5.48     168,351     5.68     122,198     4.58
                                      --------    -----    --------    -----    --------    -----    --------    -----
    Total interest-bearing
      deposits......................   324,326     4.70%    254,283     4.75%    272,604     4.91%    195,098     3.74%
                                                  -----                -----                -----                -----
                                                  -----                -----                -----                -----
Demand and other noninterest-bearing
  deposits..........................    53,673               37,687               42,167               26,238
                                      --------             --------             --------             --------
                                      --------             --------             --------             --------
        Total deposits..............  $377,999             $291,970             $314,771             $221,336
                                      --------             --------             --------             --------
                                      --------             --------             --------             --------

                                                                  YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------------
                                                   1993                     1992                     1991
                                          ----------------------   ----------------------   ----------------------
                                           AVERAGE      AVERAGE     AVERAGE      AVERAGE     AVERAGE      AVERAGE
                                          BALANCE(1)   RATE PAID   BALANCE(1)   RATE PAID   BALANCE(1)   RATE PAID
                                          ----------   ---------   ----------   ---------   ----------   ---------
                                                                   (DOLLARS IN THOUSANDS)
Interest-bearing demand and money market
  accounts..............................   $ 18,090       2.04%     $ 12,976       3.62%     $  9,806       4.82%
Savings accounts........................     29,743       3.49        25,087       4.22        16,518       4.90
Certificates of deposit.................     75,682       4.57        57,072       5.84        51,346       7.44
                                          ---------     ------     ---------     ------     ---------     ------
    Total interest-bearing deposits.....    123,515       3.94%       95,135       5.11%       77,670       6.57%
                                                        ------                   ------                   ------
                                                        ------                   ------                   ------
Demand and other noninterest-bearing
  deposits..............................     10,621                    3,416                      328
                                          ---------                 --------                 --------
        Total deposits..................   $134,136                 $ 98,551                 $ 77,998
                                          ---------                 --------                 --------
                                          ---------                 --------                 --------

---------------
(1) Average balances were calculated as the average of month-end balances.

(2) Six-month data presented on an annualized basis.

     The following table shows the amount and maturity of certificates of deposit that had balances of more than $100,000 on the specified dates:


                                             JUNE 30,                                DECEMBER 31,
                                        -------------------     -------------------------------------------------------
                                         1996        1995        1995        1994        1993        1992        1991
                                        -------     -------     -------     -------     -------     -------     -------
                                                                        (IN THOUSANDS)
Remaining maturity:
  Three months or less................  $29,341     $21,319     $24,555     $14,040     $ 5,965     $ 6,245     $ 4,826
  Over three through six months.......   13,456       9,690      14,281       9,043       2,799         912         724
  Over six through twelve months......   12,750      18,900      14,742      16,787       3,488       2,216       1,809
  Over twelve months..................    7,834       6,814       5,428       4,706       5,194       1,057         200
                                        -------     -------     -------     -------     -------     -------     -------
        Total.........................  $63,381     $56,723     $59,006     $44,576     $17,446     $10,430     $ 7,559
                                        -------     -------     -------     -------     -------     -------     -------
                                        -------     -------     -------     -------     -------     -------     -------

  Borrowings


     The Company relies on advances from the FHLB to supplement its funding sources. The FHLB has served as the Company's primary source of long-term borrowings. The Company is authorized to apply for advances on the security of its FHLB stock and certain of its loans and other assets (principally one- to four-family residential loans and securities that are obligations of, or guaranteed by, the U.S. Government). FHLB advances are made pursuant to several different credit programs. Each credit program has its own interest rates and range of maturities. Depending on the particular program limitations, the amounts of the advances are generally based on the FHLB's assessment of the institution's creditworthiness. At June 30, 1996, the Company had total advances of $37.0 million at interest rates ranging from 4.74% to 6.90%. The weighted average interest rate on such advances was 5.42%.



     On June 3, 1996, the Company gave notice of its intent to redeem all of its issued and outstanding 7.85% Convertible Subordinated Notes on August 1, 1996. Prior to August 1, 1996, all of the Notes were converted into 223,743 shares of Common Stock.


COMPETITION

     The Company's strategy involves the significant expansion of Columbia Bank throughout the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington. During the past several years, substantial consolidation among financial institutions in Washington has occurred. Due in part to recent federal legislation concerning interstate banking, the Company anticipates a continuation of the consolidation trend in Washington. Legislation has recently been passed by the Washington legislature (effective June 1996) that allows, subject to certain conditions, mergers or other combinations, relocations of a bank's main office and branching across state lines in advance of the June 1, 1997 date established by federal law (see "Supervision and Regulation -- Other Regulatory Developments"). Many other financial institutions, most of which have greater resources than the Company, compete with the Company for banking business in the Company's market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access international money markets and allocate their investment assets to regions of highest yield and demand. The Company does not have a significant market share of the deposit-taking or lending activities in the areas in which it conducts operations. Although the Company has been able to compete effectively in its market areas to date, there can be no assurance that it will be able to continue to do so in the future.

PROPERTIES


     The Company's executive offices and the main office of Columbia Bank are located in approximately 37,500 square feet of newly renovated lease space in downtown Tacoma. The lease has an initial lease term of seven years, with an expiration of August 2000. The lease agreement provides for one renewal option for three years and two additional renewal options for five years each. As of September 30, 1996, Columbia Bank had 10 offices in Pierce County, including the main office, of which six are leased and four owned (with one owned office building being situated on leased land). Columbia Bank also has two offices in Longview (both owned), one office in Bellevue (leased), one office in Federal Way (leased) and one office in Woodland (owned).


LEGAL PROCEEDINGS

     In the ordinary course of business, various claims and lawsuits are brought against the Company, such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident to Columbia's business. In the opinion of the Company's management and outside legal counsel, the ultimate liability, if any, resulting from such claims or lawsuits will not be material to the Company.

EMPLOYEES

     At June 30, 1996, the Company had 218 full-time equivalent employees. None of the Company's employees are covered by a collective bargaining agreement with the Company and management believes that its relationship with its employees is satisfactory.

                           SUPERVISION AND REGULATION

     The Company and Columbia Bank are subject to extensive federal and Washington state legislation, regulation and supervision. These laws and regulations are primarily intended to protect depositors and the FDIC rather than shareholders of the Company. The laws and regulations affecting banks and bank holding companies have changed significantly over recent years, and there is reason to expect that similar changes will continue in the future. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Company. The Company is unable to predict the nature or the extent of the effects on its business and earnings that any fiscal or monetary policies or new federal or state legislation may have in the future. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions described herein.


THE COMPANY


     The Company is subject to regulation as a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "BHCA"), as amended. As such, the Company is supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or the "Board").

     The Federal Reserve Board has the authority to order bank holding companies to cease and desist from unsound practices and violations of conditions imposed by the Board. The Federal Reserve Board is also empowered to assess civil money penalties against companies and individuals who violate the BHCA or orders or regulations thereunder in amounts up to $1.0 million per day or order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company. Certain violations may also result in criminal penalties. The FDIC is authorized to exercise comparable authority under the Federal Deposit Insurance Act and other statutes with respect to state nonmember banks such as Columbia Bank.

     The Federal Reserve Board takes the position that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Board's position that in serving as a source of strength to its subsidiary banks, bank holding companies should be prepared to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Board to be an unsafe and unsound banking practice or a violation of the Board's regulations or both. The Federal Deposit Insurance Act requires an undercapitalized institution to submit to the Federal Reserve Board a capital restoration plan with a guarantee by each company having control of the bank's compliance with the plan.

     The BHCA prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows a bank holding company to acquire an interest in companies whose activities are found by the Federal Reserve Board, by order or by regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Company must obtain the approval of the Federal Reserve Board before it acquires all, or substantially all, of any bank, or ownership or control of more than 5 percent of the voting shares of a bank.

     The Company is required under the BHCA to file an annual report and periodic reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Board may examine a bank holding company and any of its subsidiaries and charge the company for the cost of such an examination.

     The Company and any subsidiaries which it may control are deemed "affiliates" within the meaning of the Federal Reserve Act, and transactions between bank subsidiaries of the Company and its affiliates are subject to certain restrictions. With certain exceptions, the Company and its subsidiaries are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by the Company or its affiliates.

     Banking regulations require bank holding companies and banks to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. In addition, banking regulators have adopted risk-based capital guidelines under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity (which does not include unrealized gains and losses on securities), less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory risk-based capital guidelines require Tier I capital of 4% of risk-adjusted assets and minimum total capital ratio (combined Tier I and Tier II) of 8%. At June 30, 1996, the Company's leverage ratio was 7.30% compared with 7.72% at December 31, 1995. The Company's Tier I and total capital ratios were 8.58% and 10.30%, respectively, at June 30, 1996, compared with 9.10% and 10.95%, respectively, at December 31, 1995. For a discussion of Columbia Bank's capital ratios, see "-- Banking Subsidiary."


BANKING SUBSIDIARY


     Columbia Bank is a Washington state-chartered commercial bank, the deposits of which are insured by the FDIC. It is subject to regulation by the FDIC and the Washington Department of Financial Institutions, Division of Banks (the "Division"). Although Columbia Bank is not a member of the Federal Reserve System, the Federal Reserve Board supervisory authority over the Company can also affect Columbia Bank.

     Among other things, applicable federal and state statutes and regulations which govern a bank's operations relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and other aspects of its operations. The Division and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

     Columbia Bank is required to file periodic reports with the FDIC and the Division and is subject to periodic examinations and evaluations by those regulatory authorities. Based upon such an evaluation, the regulators may revalue the assets of an institution and require that it establish specific reserves to compensate for the differences between the regulator-determined value and the book value of such assets. These examinations must be conducted every 12 months, except that certain well-capitalized banks may be examined every 18 months. The FDIC and the Division may each accept the results of an examination by the other in lieu of conducting an independent examination.

     As a subsidiary of a bank holding company, Columbia Bank is subject to certain restrictions in its dealings with the Company and with other companies that may become affiliated with the Company.

     Columbia Bank's deposits are insured by the FDIC through the BIF and SAIF. Approximately 39% of the Company's deposits are deemed to be SAIF-insured under an allocation formula that applies because certain deposits were previously acquired from a savings bank in a so-called Oakar transaction. See "Business -- General." The FDIC's current annual assessment rate for deposits range from 0.0% to 0.27% of insured deposits for the BIF and 0.23% to 0.31% of insured deposits for the SAIF. Legislation was recently enacted to resolve the difference in rates between the two funds. Pursuant to this legislation, the FDIC has proposed to lower SAIF assessment rates from their current rates to a range of 0.04% to 0.31% and then through application of an adjustment factor to further reduce SAIF assessment rates to an effective range of 0.0% to 0.27%. The FDIC has also proposed to maintain an assessment rate of between 0.0% and 0.27% of covered deposits for BIF members. These rates would become effective January 1, 1997. Further, the FDIC has proposed that such rate schedule be effective for certain institutions, such as Columbia Bank, for the period of October 1, 1996 until December 31, 1996. Any overpayment of fourth quarter assessments, estimated at 0.0575% for certain banks, such as Columbia Bank, will be refunded or credited with interest. The legislation also requires a special assessment on SAIF-insured deposits held by the institution at March 31, 1995, with a discount of 20% on the special assessment and subsequent assessments for Oakar institutions, such as Columbia Bank, which meet certain tests. The FDIC has estimated that the special assessment rate will be approximately 0.657% of covered deposits. Moreover, the legislation requires assessments on both SAIF and BIF members in order to service bonds issued in connection with the government resolution of the savings and loan crisis. The FDIC has estimated that for the next three years beginning on January 1, 1997 through December 31, 1999, an annual assessment of approximately 0.064% of covered deposits and 0.013% of covered deposits will be assessed upon SAIF- and BIF-insured deposits, respectively, and from January 1, 2000 through December 31, 2017, the assessment rate will be 0.024% of covered deposits for all insured institutions. If the deposit insurance funds are merged on January 1, 1999 pursuant to the legislation, then the uniform assessment rate to service the bonds will apply from that date forward. At September 30, 1996, approximately $156.0 million of Columbia Bank's deposits were deemed to be SAIF-insured under the allocation formula. The actual deposits at that date remaining from the Oakar transaction were approximately $23.0 million.


     Dividends paid by Columbia Bank will provide substantially all of the Company's cash flow. Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to such distributions. At June 30, 1996, Columbia Bank's leverage ratio was 8.12% compared with 7.99% at December 31, 1995. Tier I and total capital ratios for Columbia Bank at June 30, 1996 were 9.56% and 10.68%, respectively, compared with 9.54% and 10.63%, respectively, at December 31, 1995. The FDIC has established the qualifications necessary to be classified as a "well-capitalized" bank, primarily for assignment of FDIC risk-based insurance assessment rates beginning in 1993. To qualify as "well-capitalized", banks must have a Tier I risk-adjusted capital ratio of at least 6%, a total risk-adjusted capital ratio of at least 10%, and a leverage ratio of at least 5%. Columbia Bank qualified at "well-capitalized" at June 30, 1996.

     Federal laws generally bar institutions which are not well-capitalized from accepting brokered deposits. The FDIC has issued rules which prohibit under-capitalized institutions from soliciting or accepting such deposits. Adequately capitalized institutions are allowed to solicit such deposits, but only to accept them if a waiver is obtained from the FDIC.


OTHER REGULATORY DEVELOPMENTS


     Congress has enacted significant federal banking legislation in recent years. Included in this legislation have been the Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA, among other things, (i) created two deposit insurance funds administered by the FDIC; (ii) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other financial services from local Federal Home Loan Banks; (iii) restructured the federal regulatory agencies for savings associations; and (iv) greatly enhanced the regulators' enforcement powers over financial institutions and their affiliates.

     FDICIA went substantially farther than FIRREA in establishing a more rigorous regulatory environment. Under FDICIA, regulatory authorities are required to enact a number of new regulations, substantially all of which are now effective. These regulations include, among other things, (i) a new method for calculating deposit insurance assessments based on risk, (ii) restrictions on acceptance of brokered deposits except by well-capitalized institutions,
(iii) additional limitations on loans to executive officers and directors of banks, (iv) the employment of interest rate risk in the calculation of risk-based capital, (v) safety and soundness standards that take into consideration, among other things, management, operations, asset quality, earnings and compensation, (vi) a five-tiered rating system from well-capitalized to critically undercapitalized, along with the prompt corrective action the agencies may take depending on the category, and (vii) new disclosure and advertising requirements with respect to interest paid on savings accounts.

     FDICIA and regulations adopted by the FDIC impose additional requirements for annual independent audits and reporting when a bank begins a fiscal year with assets of $500 million or more. Such banks, or their holding companies, are also required to establish audit committees consisting of directors who are independent of management. The Company had less than $500 million in assets at January 1, 1996, but it currently has an Audit Committee of independent directors and it meets the audited financial statement requirements of applicable regulations. Columbia Bank will become subject to additional reporting requirements and will incur additional compliance expense when it becomes subject to the FDIC regulation.

     Also, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") provides banks with greater opportunities to merge with other institutions and to open branches nationwide. The Interstate Banking Act also allows a bank holding company whose principal operations are in one state to apply to the Federal Reserve for approval to acquire a bank that is headquartered in a different state. States cannot "opt out" but may impose minimum time periods, not to exceed five years, for the target bank's existence.

     The Interstate Banking Act also allows bank subsidiaries of bank holding companies to establish "agency" relationships with their depository institution affiliates. In an agency relationship, a bank can accept deposits, renew time deposits, close and service loans, and receive payments for a depository institution affiliate. States cannot "opt out."

     In addition, the Interstate Banking Act allows banks whose principal operations are located in different states to apply to federal regulators to merge. This provision takes effect June 1, 1997, unless states enact laws to either (i) authorize such transactions at an earlier date or (ii) prohibit such transactions entirely. The Interstate Banking Act also allows banks to apply to establish de novo branches in states in which they do not already have a branch office. This provision takes effect June 1, 1997, but (i) states must enact laws to permit such branching and (ii) a bank's primary federal regulator must approve any such branch establishment. The Washington legislature passed legislation that allows, subject to certain conditions, mergers or other combinations, relocations of banks' main office and branching across state lines in advance of the June 1, 1997 date established by federal law.

     Further effects on the Company may result from the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Community Development Act"). The Community Development Act (i) establishes and funds institutions that are focused on investing in economically distressed areas and (ii) streamlines the procedures for certain transactions by financial institutions with federal banking agencies.

     Among other things, the Community Development Act requires the federal banking agencies to (i) consider the burdens that are imposed on financial institutions when new regulations are issued or new compliance burdens are created and (ii) coordinate their examinations of financial institutions when more than one agency is involved. The Community Development Act also streamlines the procedures for forming certain one-bank holding companies and engaging in authorized non-banking activities.

     In addition to the changes to the BIF and SAIF assessment rates implemented by the legislation which was recently passed as part of the 1996 Omnibus spending bill (see "Recent Developments"), various regulatory relief provisions were enacted. The new legislation includes, among other things, changes to (i) the Truth in Lending Act and the Real Estate Settlement Procedures Act to coordinate and simplify the two laws' disclosure requirements; (ii) eliminate civil liability for violations of the Truth in Savings Act after five years; and
(iii) streamline the application process for a number of bank holding company and bank applications; (iv) establish a privilege from discovery in any civil or administrative proceeding or bank examination for any fair lending self-test results conducted by, or on behalf of, a financial institution in certain circumstances; (v) repeal the FDICIA requirement that independent public accountants attest to compliance with designated safety and soundness regulations; (vi) impose a continuous regulatory review of regulations to identify and eliminate outdated and unnecessary rules; and (vii) various other miscellaneous provisions to reduce bank regulatory burden.

                                    TAXATION

NET OPERATING LOSS AND TAX CREDIT CARRYFORWARDS


     At June 30, 1996 and December 31, 1995, for federal income tax purposes, the Company had net operating loss ("NOL") carryforwards of $2.2 million and $4.4 million, respectively. The carryforwards may be used, subject to certain restrictions and limitations, to offset taxable income and the tax liability of the Company. If there is no taxable income or tax liability, the carryforwards will not be utilized. In addition, the carryforwards will expire if they are not utilized within a specified period.


     Certain provisions of the Code, impose limitations on the amount of the carryforwards which may be utilized annually after an "ownership change," as defined in the Code. Where the annual limitations apply, their effect on the carryforwards is dependent upon, among other factors, the "value" (for purposes of these limitations) of a corporation at the time of the ownership change.

     The 1990 Acquisition, the sale of Common Stock in June 1992 and the sale of Common Stock in August 1993 each constituted an "ownership change" within the meaning of the Code and resulted in the application of an annual limitation on utilization of the Company's carryforwards. The Company does not believe that the reduction of the annual limitation as a result of the above named events would be material for financial statement purposes.

     At June 30, 1996, the Company had alternative minimum tax, investment and rehabilitation tax credit carryforwards of approximately $673,000, of which $581,000 expires in 1997, $14,000 expires in 1999, and the remainder in 2010. However, because of annual limitations on the utilization of net operating loss carryforwards and because the Code requires that net operating loss carryforwards be utilized before tax credit carryforwards, the Company may not receive an income tax benefit from the tax credit carryforwards, which may expire unused.

     The applicable provisions of the law regarding these limitations are complex, and definitive interpretations of all aspects of the law and its application to all factual situations do not exist. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge the Company s treatment of the carryforwards, or that such treatment, if challenged, will be upheld. If successful, such challenge could result in a reduction in the limitation. However, the Company does not anticipate that a challenge by the IRS would result in a material reduction for financial statement purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are elected and qualified. Executive officers are elected generally to serve at the discretion of the Company's Board of Directors.

            NAME              AGE                           POSITION
----------------------------  ---   --------------------------------------------------------
A.G. Espe...................  59    Director, Chairman of the Board and Chief Executive
                                    Officer of the Company; Chairman of the Board of
                                    Columbia Bank
W.W. Philip.................  69    Director, President and Chief Operating Officer of the
                                    Company; President and Chief Executive Officer of
                                    Columbia Bank
Donald A. Andersen..........  51    Senior Vice President, Senior Credit Administrator of
                                    Columbia Bank
Julie A. Healy..............  41    Senior Vice President, Operations Manager of Columbia
                                    Bank
H.R. Russell................  42    Senior Vice President, Senior Loan Production Officer of
                                    Columbia Bank
Gary R. Schminkey...........  39    Senior Vice President, Chief Financial Officer of the
                                    Company and Columbia Bank
Evans Q. Whitney............  53    Senior Vice President, Human Resources Director of the
                                    Company and Columbia Bank
W. Barry Connoley...........  54    Director(1)
Richard S. DeVine...........  69    Director(2)
Jack Fabulich...............  68    Director(1)
Jonathan Fine...............  42    Director(1)
Margel S. Gallagher.........  48    Director(2)
John A. Halleran............  67    Director(2)
John H. Powell..............  72    Director(2)
Robert E. Quoidbach.........  71    Director(1)
Donald Rodman...............  58    Director(1)
Frank H. Russell............  66    Director(2)
Sidney R. Snyder............  70    Director(1)
James M. Will, Jr...........  49    Director(1)

---------------
(1) Serves as a member of the Audit Committee.

(2) Serves as a member of the Personnel and Compensation Committee.

     From January 1995 through June 1996, directors of the Company received an annual retainer of $1,600 in addition to fees of $100 for each Board and Committee meeting attended. Commencing July 1996, director compensation was amended to provide for an annual retainer of $1,600 and fees of $200 for each Board meeting attended and $150 for each Committee meeting attended.

     The business experience of each of the directors and executive officers during the last five years is set forth below. The following also sets forth the term of service of each executive officer at, and the year each director first became a director of, (i) the Company; (ii) its predecessor corporation;

(iii) its former subsidiary, Savings Bank (which was merged into Columbia Bank in 1994); or (iv) its current subsidiary, Columbia Bank.

     A.G. Espe has been Chairman of the Board of the Company since September 1990 and Chief Executive Officer of the Company since March 1993. Mr. Espe, who is also Chairman of the Board of Columbia Bank and of Northrim Bank, has extensive banking and business experience. From 1985 to 1989, Mr. Espe served as Chairman of the Board, President and Chief Executive Officer of Key Pacific Bancorp. See "Prospectus Summary."

     W.W. Philip has been a director of the Company since July 1993. He became President and Chief Operating Officer of the Company and President and Chief Executive Officer of Columbia Bank in August 1993 when the Company's reorganization was completed and the Company began operations in Tacoma. Until his retirement in December 1992, Mr. Philip was Chairman of the Board and Chief Executive Officer of Puget Sound Bancorp ("PSB") since its inception in 1981 and was Chairman of the Board and Chief Executive Officer of Puget Sound National Bank prior to and after the inception of PSB, having served with that institution for more than 40 years. See "Prospectus Summary -- The Company."

     Donald A. Andersen joined Columbia Bank as Senior Vice
President -- Commercial Loans in January 1995. Mr. Andersen was employed by Puget Sound National Bank and its successor institution for nearly 25 years, having served as Vice President -- Commercial Loan Officer from 1991 to 1995.

     Julie A. Healy joined Columbia Bank as Senior Vice President -- Operations in June 1993. Ms. Healy was employed by Puget Sound National Bank for nearly 12 years, having served as Vice President -- Operations from 1991 to 1993.

     H.R. Russell joined Columbia Bank as Senior Vice President -- Commercial Loans in October 1993. Mr. Russell was employed by Puget Sound National Bank and its successor institution for nearly 14 years, having served as Vice
President -- Commercial Loan Officer from 1991 to 1993.

     Gary R. Schminkey joined Columbia Bank as Vice President and Controller in March 1993. He was appointed Senior Vice President -- Chief Financial Officer of Columbia Bank and the Company in 1994. Mr. Schminkey was employed by PSB, Puget Sound National Bank and its successor institution for nearly 10 years, having served from 1991 to 1993 as Assistant Vice President -- Assistant Controller for PSB and during that same period as Vice President -- Accounting and Finance for Puget Sound National Bank and its successor institution.

     Evans Q. Whitney joined Columbia Bank as Senior Vice President -- Human Resources in March 1993. Mr. Whitney is also the Senior Vice President -- Human Resources of the Company. Mr. Whitney was employed by PSB and Puget Sound National Bank for nearly 27 years, having served as Senior Vice
President -- Human Resources for PSB and Puget Sound National Bank from 1991 to 1993.

     W. Barry Connoley has been a director since 1993. Since 1986, Mr. Connoley has been President and Chief Executive Officer of MultiCare Medical Center, Tacoma, Washington.

     Richard S. DeVine has been a director since 1993. Since 1992, Mr. DeVine has served as President of Chinook Resources, Inc. (timber acquisition and sales). Mr. DeVine currently serves as Chairman of Raleigh Schwarz & Powell, Inc. (insurance brokers), Tacoma, Washington, having served as President of that company from 1976 to 1990.

     Jack Fabulich has served as a director since 1993. He currently is Chairman of Parker Paint Manufacturing Co., Inc., Tacoma, Washington, having served as President from 1982 to 1993. Since 1976, he has also served as Commissioner of the Port of Tacoma.

     Jonathan Fine has been a director since 1993. From 1986 until December 1992, Mr. Fine served as Senior Vice President and Treasurer of PSB. From January 1993 until April 1996 Mr. Fine was a private investor. Mr. Fine is currently the Chief Operating Officer of the American Red Cross, Seattle -- King County Chapter.

     Margel S. Gallagher has served as a director since 1993. Since 1982 she has served as President of Viva Imports, Ltd., (retail women's clothing), Tacoma and Seattle, Washington.

     John A. Halleran has served as a director since 1992. During the past five years, Mr. Halleran, who is retired, has been a private investor. Prior to that time he was a general contractor with headquarters in Bellevue, Washington.

     John H. Powell has been a director since 1991. Since 1950, Mr. Powell has been the co-owner of Sound Oil Company, a heating oil dealer in Bellevue, Washington. He is also a director of NorCap, L.L.C. Mr. Powell was Chairman of the Board of Bank of Seattle, Seattle, Washington, from 1976 to 1983.

     Robert E. Quoidbach has served as a director since 1988. Since 1990 Mr. Quoidbach, who is retired, has been a private investor and tree farmer. Prior to that time he was an industrial contractor in Longview, Washington.

     Donald Rodman has served as a director since 1991. Since 1961, he has been the owner and an executive officer of Rodman Realty, Inc., Longview, Washington.

     Frank H. Russell has served as a director since 1993. Since 1985, he has been President of Professional Services Unified, Inc., a full-facility service, including food service, janitorial and electronic access systems in Tacoma, Washington. Mr. Russell is also the President of Quality Meal Expeditors (food catering) headquartered in Tacoma, Washington.

     Sidney R. Snyder has been a director since 1988. He also served as a director of the Savings Bank from 1988 until April 1994. Mr. Snyder has been the owner of Sid's Food Market in Seaview, Washington since 1953 and of Midtown Market in Long Beach, Washington since 1982. Mr. Snyder is the Chairman of the Board and a principal shareholder of Bank of the Pacific in Long Beach, Washington. Mr. Snyder has been a member of the Washington State Senate since 1990, currently serving as Senate Majority Leader.

     James M. Will, Jr. has served as a director since 1993. Since 1969, he has served as President of TAM Manufacturing Co., Tacoma, Washington.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation for services rendered to the Company or its subsidiaries in all capacities paid or accrued for the fiscal years ended December 31, 1995, December 31, 1994 and December 31, 1993, to each person serving as an executive officer of the Company whose aggregate cash and cash equivalent forms of compensation exceeded $100,000 (the "Named Executive Officers").

                                                                                    LONG-TERM
                                           ANNUAL COMPENSATION                    COMPENSATION
                              ----------------------------------------------     ---------------
                                                                OTHER ANNUAL        ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR      SALARY       BONUS      COMPENSATION     COMPENSATION(2)
----------------------------  ----     --------     -------     ------------     ---------------
A.G. Espe, Chairman and
  Chief Executive Officer...  1995     $168,623(1)  $50,000       $     --           $25,995
                              1994      165,000          --             --            18,715
                              1993      137,500      15,625         18,700            20,673
W.W. Philip, President and
  Chief Executive Officer...                 --(3)     --(3)            --                --

---------------
(1) Represents total cash compensation earned, including amounts deferred under a Supplemental Executive Retirement Plan.

(2) Includes $11,900 in contributions to 401(k) savings plan and a 3% match of Mr. Espe's 1995 deferral under the plan; also includes $14,095 paid in 1995 as premium for life insurance payable to Mr. Espe's estate and $11,845 paid in 1994 and 1993 as premiums for such life insurance.

(3) Payment of salary and bonus compensation to Mr. Philip is subject to attainment of certain performance criteria, except, as provided by contract, in the event of early termination. See "Long-Term Incentive Plan Awards" and "Employment and Change of Control Agreements."

OPTION GRANTS/AWARDS

     The Company's Employee Stock Option Plan (the "Plan") authorizes the grant of options to purchase up to 315,000 shares of Common Stock in aggregate to eligible employees. At June 30, 1996, options to purchase 293,393 shares at prices ranging from $3.81 to $15.25 per share were outstanding.

     No grant of options under the Plan was made to the Named Executive Officers during the period from the Company's reorganization in 1993 until August 1996. In lieu of the grant of stock options to either Mr. Espe or Mr. Philip in September 1993, when options were granted to numerous new senior personnel, the Personnel and Compensation Committee determined to give each of them the right to acquire 30,000 shares of Common Stock by purchase at the then fair market value of $12.00 per share, with the assistance of a fixed-rate loan in the full principal amount of the purchase. The loan is due on or before March 1, 2000. Both Mr. Espe and Mr. Philip elected to make such purchases, thus becoming owners of the stock, rather than becoming holders of option interests, and are personally liable for repayment of the sums represented by the loan.

     In August 1996, the Personnel and Compensation Committee of the Board of Directors of the Company approved the grant to Mr. Espe of an option to purchase 40,000 shares of Common Stock at prices ranging from $15.25 to $21.25. The Board also approved the grant to Mr. Philip of a restricted stock award for 20,000 shares of Common Stock. The market value of the Common Stock at the date of grant to Mr. Philip was $15.25 per share.

     The option to Mr. Espe, which is subject to approval by shareholders of additional shares to be available pursuant to the Plan and certain other amendments to the Plan, provides for 10,000 shares to vest (become exercisable) in August 1997 at an option price of $15.25, and 10,000 additional shares to vest each year beginning in August 1998 and continuing through August 2000 at option prices of $17.25, $19.25 and $21.25 respectively. Vested options will remain exercisable for ten years from the date of vesting in the event of Mr. Espe's retirement (as approved by the Board), death or disability, or a change in control of the Company or Columbia Bank (as the term is defined in Mr. Espe's Employment Agreement).


     The restricted stock award to Mr. Philip provides for the immediate issuance of 20,000 shares of the Company's Common Stock to Mr. Philip in escrow. The shares are to remain in escrow until Mr. Philip has served as an active officer or Board member of the Company and/or Columbia Bank for a period of five years from the date of the grant, unless that term is reduced (i) by action of the Board or the Personnel and Compensation Committee, (ii) by reason of a change of control of the Company or Columbia Bank (as defined in Mr. Philip's employment agreement), or (iii) by

Mr. Philip's death or disability. Mr. Philip will have the right to vote the shares and to receive any dividends or other distributions on the shares while they remain in escrow.

LONG-TERM INCENTIVE PLAN AWARDS


     The following table refers to long-term incentive arrangements that were entered into with Mr. Espe and Mr. Philip in 1993 and amended, as to Mr. Philip only, in 1995. Under the arrangements, specific compensation and allowance payments were agreed to be made in 1996 and 1997 if the Company achieves certain performance objectives in 1995 and 1996. These objectives are: (1) Growth -- by June 30, 1995, the Company must have assets, loans and deposits of at least $325 million, $200 million and $230 million, respectively (achieved); (2) Asset Quality -- at December 31, 1995 and 1996, problem assets of the Company (excluding those existing at September 1, 1993) must not exceed 1.5% of the Company's total assets at those dates; and (3) Profitability -- the Company must achieve net income of at least 50 basis points on average assets for calendar year 1995, and must achieve net income of at least 75 basis points on average assets for calendar year 1996. Performance criteria may be waived by the Board of Directors of the Company in its discretion and amounts may be deemed earned and payments accelerated in the event of early termination of the executive's employment agreement or in the event of the executive's death or disability. The Company has accrued the anticipated expense. See "Employment and Change of Control Agreements."


                                                     PERIOD UNTIL         ESTIMATED FUTURE PAYOUT
                                 DOLLAR VALUE         MATURATION           BASED UPON ACHIEVEMENT
             NAME                   AWARD              OF PAYOUT         OF PERFORMANCE CRITERIA(1)
-------------------------------  ------------     -------------------    --------------------------
A.G. Espe......................    $ 59,400        December 31, 1996              $ 67,413
W.W. Philip....................     383,000        December 31, 1996               440,824
                                    167,000         Twelve monthly                 197,292
                                                  payments beginning
                                                    January 1, 1997

---------------
(1) If earned, the amounts will bear interest from the date deemed to be earned (as provided by Agreement) at the two year U.S. Treasury Bill rate at January 1 each year plus 3%.

OTHER EMPLOYEE BENEFITS

     The Company also maintains a defined contribution plan, in the form of a 401(k) plan, that allows employees, including executive officers, to contribute up to 15% of their compensation each year. The Company currently makes matching contributions to the extent of 50% of employees' contributions up to 3% of each employee's total compensation and is authorized to make a discretionary contribution as determined by the Personnel and Compensation Committee of the Board of Directors each year. The Company contributed approximately $126,000 in matching funds to the 401(k) Plan during 1995, and made a discretionary contribution of approximately $290,000 for the year 1995.

     The Company also maintains an Employee Stock Purchase Plan (the "ESPP") that was adopted in 1995. The ESPP allows eligible employees to purchase shares of Common Stock at 90% of the then current market price by means of payroll deductions.

     Beginning in 1994, the Company established a discretionary incentive bonus plan for the benefit of employees. Contributions by the Company are based upon year-end results of operations for the Company and attainment of goals by individuals. In 1995 the Company contributed $341,000 to the plan.

     The Company also provides a group health insurance plan along with standard vacation and sick pay benefits.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS


     Mr. Espe entered into an employment agreement with the Company effective December 30, 1993. The agreement has a term expiring December 31, 1997. Mr. Espe's annual salary is $150,000 in 1996, with annual increases thereafter, as the Board of Directors shall determine. In addition, the Company has agreed to provide Mr. Espe with a Supplemental Employee Retirement Plan, which will provide Mr. Espe with a benefit payable after retirement calculated on the basis of ten percent of his salary being contributed each year, the amount contributed increasing in value based on an assumed interest rate. At the time of entering into the agreement, Mr. Espe was offered and purchased 30,000 shares of Common Stock at $12.00 per share (the then fair market value). In connection with that transaction, the Company loaned Mr. Espe $360,000 to purchase the shares, with interest payable annually at six percent per annum and the full principal amount due on or before March 1, 2000. The principal payment may be accelerated under certain circumstances. Mr. Espe also receives life and disability benefits, will be reimbursed for certain reasonable expenses incurred in carrying out his duties, and may participate in the Company's health and welfare plans available to the Company's employees generally. Mr. Espe may also receive certain allowances in the amount of $59,400 plus interest, if certain performance targets, including growth, asset quality, and profitability, as more fully discussed under "-- Long-Term Incentive Plan Awards," are met. In the event the Company terminates the agreement without cause (as defined therein), Mr. Espe would be entitled to the greater of two years' salary or salary payable for the remainder of the term of the agreement. The agreement has recently been amended, effective January 1, 1997, to extend the term of Mr. Espe's employment to December 31, 2001 and to establish his minimum annual salary at $160,000. Other terms were changed consistent with the new term of the amended agreement. Both the agreement and the amended agreement contain a covenant by Mr. Espe not to compete with the Company in its market area for two years after voluntarily terminating employment without "good cause" (as defined). The Company is the beneficiary under a key-person life insurance policy on the life of Mr. Espe in the amount of $3.5 million.



     Mr. Philip also entered into an employment agreement with the Company effective December 31, 1993, as further amended effective December 29, 1995. The term of the agreement expires on December 31, 1996. Mr. Philip's salary for the term of the agreement is $550,000, but payment of this salary is subject to the attainment of performance targets, including growth, asset quality, and profitability as more fully discussed under "-- Long-Term Incentive Plan Awards." If these targets are met, Mr. Philip will receive a lump sum payment of $383,000, plus interest, on December 31, 1996, and an additional $167,000, plus interest, during the calendar year 1997. Other provisions of the Agreement with Mr. Philip are on substantially the same terms as that of Mr. Espe's, described above. In connection with his employment, Mr. Philip also was offered and purchased 30,000 shares of Common Stock at $12.00 per share (the then fair market value). In connection with that transaction, the Company loaned Mr. Philip $360,000 to purchase the shares, on terms and conditions similar to those for the loan to Mr. Espe, described above. Mr. Philip's agreement recently has been amended, effective January 1, 1997 ("amended agreement"), to extend the term to December 31, 1998 and to establish his minimum annual salary at $175,000. Other terms were changed consistent with the new term of the amended agreement. Both the agreement and the amended agreement contain a covenant by Mr. Philip not to compete with the Company in its market area for two years after voluntarily terminating employment without "good cause" (as defined therein). The Company is the beneficiary under a key-person life insurance policy on the life of Mr. Philip in the amount of $2.0 million.



     The employment agreements for both Messrs. Espe and Philip, as now in effect and as amended effective January 1, 1997, contain provisions that require payments in the event of a change in control (as defined therein) and termination of employment without cause (as defined therein) following by up to two years, and in certain cases preceding, that event. Generally in such circumstances, all contingent payments payable to each of Messrs. Espe and Philip are deemed earned. In addition, under the agreements in effect until January 1, 1997, Mr. Espe is entitled to receive his base salary until three years following such termination, and Mr. Philip is entitled to receive the sum of $100,000 reduced by certain pro-rated amounts. Under the terms of their amended agreements, Messrs. Espe and Philip are entitled to receive their base salary for three and two years, respectively, following such termination or until the term of their amended agreements, whichever is longer. In such circumstances, each is also entitled to all benefits provided for in his amended agreement, to be fully vested as to any nonvested options, and to have restrictions lapse with regard to any restricted stock or other restricted securities. In the event either executive receives an amount under these provisions which result in imposition of a tax on the executive under the provisions of Internal Revenue Code Section 4999 (relating to Golden Parachute payments), the Company is obligated to reimburse the executive for that amount, exclusive of any tax imposed by reason of receipt of reimbursement under the employment agreement.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Common Stock at September 30, 1996 by (i) each director and Named Executive Officer, (ii) all directors and executive officers as a group, and (iii) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock:


                                                                SHARES
                                                             BENEFICIALLY         PERCENT OF CLASS
                                                             OWNED BEFORE            BEFORE THE
                     NAME AND ADDRESS(1)                    THE OFFERING(2)         OFFERING(2)
    ------------------------------------------------------  ---------------       ----------------
    A.G. Espe.............................................      164,525(3)               4.4%
    W.W. Philip...........................................      120,435(4)               3.2%
    W. Barry Connoley.....................................        1,050                    *
    Richard S. DeVine.....................................       22,242                    *
    Jack Fabulich.........................................        4,375                    *
    Jonathan Fine.........................................       14,045(5)                 *
    Margel S. Gallagher...................................       61,562(6)               1.8%
    John A. Halleran......................................        9,235                    *
    John H. Powell........................................       11,688                    *
    Robert E. Quoidbach...................................        3,579(7)                 *
    Donald Rodman.........................................        4,853(8)                 *
    Frank H. Russell......................................        1,512                    *
    Sidney R. Snyder......................................       21,000                    *
    James M. Will, Jr.....................................        1,924                    *
    All directors and executive officers as a group (19
      persons)............................................      469,640(2)              12.4%



---------------

  * Less than one percent.

(1) Unless otherwise noted, the address for all of the named persons is 1102 Broadway Plaza, Tacoma, Washington 98402.

(2) Unless otherwise indicated, represents shares over which each individual exercises sole voting or investment power. Includes 22,050 shares issuable to executive officers under options exercisable within 60 days.

(3) Includes 62,753 shares beneficially owned by NorCap, L.L.C. ("NorCap"), a corporation controlled by Mr. Espe. Also includes 50,175 shares issuable upon exercise of options granted to NorCap, L.L.C., which options became exercisable on September 25, 1993 (and until September 26, 2000) at $6.15 per share as to 36,317 shares and $8.81 per share as to 13,858 shares.

(4) Includes 51,184 shares held by Kelcin, a limited partnership in which Mr. Philip is a general partner. Also includes 20,000 shares issued to Mr. Philip as a restricted stock award and held in escrow until certain conditions are met. See "Management -- Options Grants/Awards."

(5) Includes 3,908 shares owned by a family trust for which Mr. Fine is co-trustee and shares voting and investment power.

(6) Includes 3,641 shares held by C&G Partnership, a Washington general partnership in which Ms. Gallagher's spouse, J. James Gallagher, is a general partner. Also includes 10,424 shares held by J. James Gallagher & Company Profit Sharing Trust, for which Ms. Gallagher's spouse, J. James Gallagher, is the trustee.

(7) All shares are owned by a living trust for which Mr. Quoidbach is the trustee with sole voting and investment power.

(8) All shares are owned by a living trust for which Mr. Rodman and his spouse are co-trustees and share voting and investment power.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     Employment Agreements With Messrs. Espe and Philip. Pursuant to their respective employment agreements, Columbia agreed to sell to each of Mr. Espe and Mr. Philip 30,000 shares of Common Stock at $12.00 per share, the fair market value of the Common Stock on the dates the parties agreed on the terms of their respective employment agreements. Pursuant to their respective employment agreements, the Company loaned to each of Mr. Espe and Mr. Philip $360,000 to purchase such shares. See "Management -- Employment and Change of Control Agreements."

     Loans to Directors and Executive Officers. Certain of the Company's directors and executive officers and their immediate families are also customers and depositors of the Company and it is anticipated that such individuals will continue to be customers of the Company in the future. All transactions between the Company and the Company's directors, executive officers and their immediate families were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 1995, loans to directors and executive officers represented 14.4% of the Company's shareholders' equity.

NORCAP OPTIONS


     As compensation for the costs and risks associated with its efforts in facilitating the 1990 acquisition of the Company by a group of investors that included Mr. Espe, NorCap was granted an option to purchase 36,317 shares of Common Stock at a price of $6.15 per share. As part of that same transaction, NorCap was also granted an option to purchase shares of common stock of CNBI. The option to purchase CNBI shares was converted into an option to purchase 13,859 shares of Common Stock at a price of $8.81 per share, as part of the merger of CNBI with and into the Company that was completed in August 1993. The NorCap options are exercisable at any time between September 25, 1993 and September 26, 2000. NorCap is controlled by Mr. Espe, who owns 60% of NorCap's common units, subject to conversion and limited voting rights of holders of its convertible Series A units. Mr. Powell, a current director of the Company, is a director of NorCap.


                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     General. The Company currently is authorized to issue up to 10,000,000 shares of Common Stock. At September 30, 1996, there were 3,710,077 shares of Common Stock outstanding, held of record by 852 shareholders.

     Voting. Each share of Common Stock is entitled to one vote on all matters presented for shareholder vote, including the election of directors. Shareholders do not have cumulative voting rights. Under Washington law, directors are elected by a plurality of votes, where the nominees who receive the greatest number of votes cast by the holders of shares entitled to vote will be elected directors. Unless a corporation's articles of incorporation provide otherwise, Washington law requires that certain fundamental corporate transactions (such as mergers, asset sales and "going private" transactions) be approved by the holders of at least two-thirds of the outstanding voting shares, and that material amendments to a public corporation's articles of incorporation be approved by the holders of at least a majority of the outstanding voting shares. The Company's Articles do not provide otherwise except that any Business Combination (as defined in the Articles) between the Company and any Control Person (as defined in the Articles) must be approved by the holders of at least 66 2/3% of the total shares attributable to persons other than a Control Person in certain circumstances. The Company's Articles further provide that such provision may not be amended except by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Company's Common Stock (subject to the provisions of any preferred stock that may be issued by the Company).

     Preemptive Rights. The holders of Common Stock do not have preemptive rights to subscribe to any additional securities that the Company may issue.

     Liquidation. In the event of the Company's liquidation, the holders of Common Stock are entitled to share, pro rata, the assets of the Company remaining after provision for liabilities.

     Dividends, Distributions and Redemptions. Subject to such preferences as may be applicable to any shares of preferred stock that may be authorized and issued by the Company in the future, dividends may be paid on the Common Stock as and when declared by the Board of Directors out of funds legally available therefor. On May 22, 1996, the Company paid a 5% stock dividend. 164,051 common shares were issued to shareholders. Management presently intends to retain future earnings to support the development and growth of the Company. Accordingly, the Company does not expect to pay cash dividends for the foreseeable future. In addition, regulatory requirements also limit dividends, distributions and redemptions with respect to the Common Stock.

     Registration Rights. Dain Bosworth Incorporated, a lead underwriter of a prior issue of securities by the Company, has warrants to purchase 18,716 shares of the Company's Common Stock issuable at $10.14 per share. They are entitled to certain rights with respect to registration under the Securities Act of shares issuable upon exercise of such warrants. Under the terms of the warrants, if the Company proposes to register any of its securities under the Securities Act, the warrant holder is entitled to include such shares therein. Dain Bosworth Incorporated has waived its right to include its shares in the offering. In addition, Dain Bosworth Incorporated may require the Company on not more than one occasion to register such shares at the Company's expense, and the Company is required to use commercially reasonable efforts to effect such registration.

     Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

PREFERRED STOCK

     The Company currently is authorized to issue up to 2,000,000 shares of preferred stock. At June 30, 1996, no shares of preferred stock were issued and outstanding. There is no existing or pending plan or agreement for the Company to issue any preferred stock. The Company's Board of Directors has the authority to issue preferred stock in one or more series and, subject to applicable law, to fix and determine or to amend the relative rights and preferences of the shares of any series so established, without any further vote or action of the shareholders. By such applicable law, the Company's Board of Directors also has the authority to determine the liquidation and dividend rights of any preferred stock that may be issued, including priority over the liquidation and dividend rights of holders of Common Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions contained in the Company's Articles of Incorporation (the "Articles") may deter potential acquirers from attempting a takeover of the Company. The Articles require that any Business Combination (as defined in the Articles) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than a Control Person (as defined in the Articles). This "supermajority" approval is not required if the Company's Board of Directors has approved the transaction or if certain other conditions concerning nondiscrimination among shareholders and receipt of fair value are satisfied. The Articles also include a provision that requires the Company's Board of Directors to consider certain non-monetary factors in evaluating any acquisition bid. Finally, the Articles provide, among other things, that the Company may issue up to 2,000,000 shares of preferred stock, none of which shares are currently issued and outstanding, without prior shareholder approval, in one or more series, with such relative rights and preferences as the Board of Directors may determine. The issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. These provisions, and certain provisions contained in Chapter 19 of the Washington Business Corporation Act, Revised Code of Washington Title 23B.19, which prohibit certain significant business transactions if not accomplished in accordance with the statute, collectively and individually, may discourage transactions such as mergers or tender offers on terms which certain of the Company's shareholders may consider beneficial. As a result, holders of the Common Stock may potentially be deprived of an opportunity to sell their shares at a premium over market price.

INDEMNIFICATION

     The Articles provide, among other things, for the indemnification of directors, and authorize the Board of Directors to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for the Company within the scope of his or her employment and which were not the result of conduct finally adjudged to be "egregious" conduct. "Egregious" conduct is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. The Articles also include a provision that limits the liability of directors from any personal liability to the Company or its shareholders for conduct not found to have been egregious.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After completion of this offering, the Company will have outstanding 4,810,077 shares of Common Stock (assuming no exercise of the Underwriters over-allotment option and no exercise of outstanding stock options). Of these shares, the 1,100,000 shares of Common Stock offered hereby will be freely tradeable without restriction or limitation under the Securities Act except to the extent such shares become subject to the agreement with the Underwriters described below or are held by "affiliates" of the Company as such term is defined under Rule 144 under the Securities Act. In addition, an aggregate of 3,223,041 shares of Common Stock presently outstanding are not restricted and, under certain conditions, may be freely tradeable without restriction or limitation under the Securities Act. Shares owned by affiliates may only be sold if they are registered under the Securities Act or if an exemption from registration, such as that provided by Rule 144, is available.


     The Company, its executive officers and directors and any affiliates thereof, holding in the aggregate 469,640 shares of Common Stock on an as converted or as exercised basis, have agreed not to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company (except pursuant to its stock plan or other employee benefit plans) for a period of 120 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated. See "Underwriting."

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, Alex. Brown & Sons Incorporated and Ragen MacKenzie Incorporated (the "Underwriters") have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:



                                                                                   NUMBER OF
                                   UNDERWRITER                                      SHARES
---------------------------------------------------------------------------------  ---------
Alex. Brown & Sons Incorporated..................................................
Ragen MacKenzie Incorporated.....................................................
                                                                                   ---------
Total............................................................................  1,100,000
                                                                                   =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the final Prospectus, to purchase up to 165,000 additional shares of Common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown on the above table bears to 1,100,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,100,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company, its executive officers and directors and any affiliates thereof, holding in the aggregate 469,640 shares of Common Stock on an as converted or exercised basis, have agreed not to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company (except pursuant to its stock plan or other employee benefit plans) for a period of 120 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated.


     In 1993, Ragen MacKenzie Incorporated, one of the Underwriters, acted as a representative of the underwriters in connection with an offering of 1,580,000 shares of Common Stock.


     In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of sales in this offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common

Stock during a prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the Common Stock offered by this Prospectus will be passed upon for the Company by Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C., Tacoma, Washington. Members of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, beneficially owned 76,384 shares of the Company Common Stock at September 30, 1996. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         COLUMBIA BANKING SYSTEM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheets at June 30, 1996 (unaudited) and December 31, 1995 and
  1994................................................................................   F-3
Consolidated Statements of Operations for the six months ended June 30, 1996 and 1995
  (unaudited) and the years ended December 31, 1995, 1994 and 1993....................   F-4
Consolidated Statements of Shareholders' Equity for the six months ended June 30, 1996
  (unaudited) and the years ended December 31, 1995, 1994 and 1993....................   F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 1996 and 1995
  (unaudited) and the years ended December 31, 1995, 1994 and 1993....................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Columbia Banking System, Inc.

     In our opinion, the accompanying consolidated balance sheets as of December 31, 1995 and 1994, and the related consolidated statements of operations, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1995, present fairly, in all material respects, the financial position of Columbia Banking System, Inc. and its subsidiaries, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Seattle, Washington
January 24, 1996
except as to Note 17,
which is as of May 22, 1996

                         COLUMBIA BANKING SYSTEM, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                             1995       1994
                                                                           --------   --------
                                                              JUNE 30,
                                                                1996
                                                             -----------
                                                             (UNAUDITED)
                                                                     (IN THOUSANDS)
                          A S S E T S
Cash and due from banks....................................   $  22,326    $ 18,244   $ 11,357
Interest-earning deposits with banks.......................      10,415      12,635      2,301
Securities available for sale:
  U.S. Treasury and government agencies....................      16,734       6,948
  Mortgage-backed..........................................      11,268      12,446      2,718
  FHLB stock...............................................       4,082       3,281
                                                             -----------   --------   --------
     Total securities available for sale...................      32,084      22,675      2,718
Investment securities:
  U.S. Treasury............................................                              1,003
  Mortgage-backed..........................................                             16,389
  FHLB stock and other.....................................                              2,149
                                                             -----------   --------   --------
     Total investment securities (market value:
       12/31/94 -- $18,661)................................                             19,541
Loans held for sale........................................       1,950       1,367      1,612
Loans......................................................     401,554     353,093    268,996
  Less: allowance for loan losses..........................       4,411       3,748      2,711
                                                             -----------   --------   --------
     Loans, net............................................     397,143     349,345    266,285
Interest receivable........................................       2,893       2,469      1,734
Premises and equipment, net................................      13,532      13,736      8,972
Real estate owned..........................................                   3,304      3,227
Other......................................................       1,269       1,431      1,325
                                                             -----------   --------   --------
          Total Assets.....................................   $ 481,612    $425,206   $319,072
                                                             ===========   ========   ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing......................................   $  63,208    $ 52,991   $ 37,251
  Interest-bearing.........................................     339,706     308,884    231,441
                                                             -----------   --------   --------
     Total deposits........................................     402,914     361,875    268,692
Federal Home Loan Bank advances............................      37,000      25,000     17,000
Other borrowings...........................................       2,300
Other liabilities..........................................       3,252       3,669      1,784
Convertible subordinated notes.............................       2,363       2,695      2,735
                                                             -----------   --------   --------
     Total liabilities.....................................     447,829     393,239    290,211
Commitments and contingent liabilities (Note 14)
Shareholders' equity:
  Preferred stock (no par value)
     Authorized, 2,000,000 shares; None outstanding

                                     JUNE      DECEMBER 31,
                                      30,    ----------------
    Common stock (no par value)      1996     1995     1994
                                    -------  -------  -------
     Authorized shares............   10,000   10,000   10,000
     Issued and outstanding.......    3,482    3,274    3,258    33,354      30,806     30,703
  Retained earnings........................................         957       1,274     (1,481)
  Unrealized losses on securities available for sale.......        (528)       (113)      (361)
                                                             -----------   --------   --------
     Total shareholders' equity............................      33,783      31,967     28,861
                                                             -----------   --------   --------
          Total Liabilities and Shareholders' Equity.......   $ 481,612    $425,206   $319,072
                                                             ==========    ========   ========

   The accompanying notes are an integral part of these financial statements.

                         COLUMBIA BANKING SYSTEM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                        SIX MONTHS ENDED             YEAR ENDED
                                                                            JUNE 30,                DECEMBER 31,
                                                                       -------------------   ---------------------------
                                                                        1996        1995      1995      1994      1993
                                                                       -------     -------   -------   -------   -------
                                                                           (UNAUDITED)
                                                                                (IN THOUSANDS EXCEPT PER SHARE)
INTEREST INCOME
  Loans..............................................................  $16,943     $13,978   $30,038   $18,990   $12,258
  Investment securities..............................................                  571     1,078     1,127     1,108
  Securities available for sale......................................      826          99       290       205       227
  Deposits with banks................................................      328          69       314       334       362
                                                                       -------     -------   -------   -------   -------
         Total interest income.......................................   18,097      14,717    31,720    20,656    13,955
INTEREST EXPENSE
  Deposits...........................................................    7,593       5,990    13,385     7,304     4,867
  Federal Home Loan Bank advances....................................      884         664     1,503     1,160     1,788
  Other borrowings...................................................      125         138       271       612       876
                                                                       -------     -------   -------   -------   -------
         Total interest expense......................................    8,602       6,792    15,159     9,076     7,531
                                                                       -------     -------   -------   -------   -------
NET INTEREST INCOME..................................................    9,495       7,925    16,561    11,580     6,424
  Provision for loan losses..........................................      760         600     1,250     1,000       502
                                                                       -------     -------   -------   -------   -------
         Net interest income after provision for loan losses.........    8,735       7,325    15,311    10,580     5,922
NONINTEREST INCOME
  Service charges and other fees.....................................    1,148         905     1,895     1,242       556
  Mortgage banking...................................................      308         191       394       782       512
  Gains (losses) on sales of securities available for sale...........                             (8)                842
  Gains on sales of loans, net.......................................                             39                  71
  Credit card fees and other fees....................................    1,017         737     1,671       972        62
                                                                       -------     -------   -------   -------   -------
         Total noninterest income....................................    2,473       1,833     3,991     2,996     2,043
NONINTEREST EXPENSE
  Compensation and employee benefits.................................    3,627       3,737     7,339     6,219     4,134
  Occupancy..........................................................    1,616       1,344     2,845     2,802     2,380
  Professional services..............................................      278         220       436       427       867
  Advertising and promotion..........................................      374         338       634       508       735
  Printing and supplies..............................................      192         192       375       397       710
  Regulatory assessments.............................................      184         320       482       475       296
  Data processing....................................................      363         295       615       463       160
  Gains on, and net cost of, real estate owned.......................                 (264)     (400)     (314)     (253)
  Other..............................................................    2,734       1,929     4,221     3,059     1,627
                                                                       -------     -------   -------   -------   -------
         Total noninterest expense...................................    9,368       8,111    16,547    14,036    10,656
                                                                       -------     -------   -------   -------   -------
         Income (loss) from continuing operations before income
           tax.......................................................    1,840       1,047     2,755      (460)   (2,691)
                                                                       -------     -------   -------   -------   -------
  Provision for income tax
         Income (loss) from continuing operations before
           extraordinary item and cumulative effect of accounting
           change....................................................    1,840       1,047     2,755      (460)   (2,691)
  Extraordinary loss on extinguishment of debt, net..................                                     (154)
  Cumulative effect of accounting change.............................                                                252
                                                                       -------     -------   -------   -------   -------
NET INCOME (LOSS)....................................................  $ 1,840     $ 1,047   $ 2,755   ($  614)  ($2,439)
                                                                       -------     -------   -------   -------   -------
                                                                       -------     -------   -------   -------   -------
Per share (on average shares outstanding):
  Income (loss) from continuing operations...........................  $  0.52     $  0.30   $  0.79   ($ 0.13)  ($ 1.17)
  Extraordinary loss on extinguishment of debt, net..................                                    (0.05)
  Cumulative effect of accounting change.............................                                               0.11
  Net income (loss)..................................................     0.52        0.30      0.79     (0.18)    (1.06)
  Fully diluted net income (loss)....................................     0.52        0.30      0.79     (0.18)    (1.06)
Average number of common and common equivalent shares outstanding....    3,566       3,484     3,496     3,481     2,301
Fully diluted average common and common equivalent shares
  outstanding........................................................    3,790       3,742     3,752     3,740     2,560


   The accompanying notes are an integral part of these financial statements.

                         COLUMBIA BANKING SYSTEM, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     COMMON STOCK
                                 ---------------------                  UNREALIZED        TOTAL
                                 NUMBER OF                 RETAINED     GAINS AND      SHAREHOLDERS'
                                  SHARES       AMOUNT      EARNINGS      (LOSSES)         EQUITY
                                 ---------     -------     --------     ----------     ------------
                                                           (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1992...     1,336      $10,069     $  1,572                      $ 11,641
  Net loss.....................                              (2,439)                       (2,439)
  Issuance of shares of common
     stock, net................     1,914       20,599                                     20,599
                                  -------      -------     --------     ---------      -----------
BALANCE AT DECEMBER 31, 1993...     3,250       30,668         (867)                       29,801
  Adjustment to beginning
     balance for change in
     accounting method, net....                                           ($  32)             (32)
  Net loss.....................                                (614)                         (614)
  Issuance of shares of common
     stock, net................         8           35                                         35
  Change in unrealized
     losses....................                                             (329)            (329)
                                  -------      -------     --------     ---------      -----------
BALANCE AT DECEMBER 31, 1994...     3,258       30,703       (1,481)        (361)          28,861
  Net income...................                               2,755                         2,755
  Issuance of shares of common
     stock, net................        16          103                                        103
  Change in unrealized gains
     and (losses)..............                                              248              248
                                  -------      -------     --------     ---------      -----------
BALANCE AT DECEMBER 31, 1995...     3,274       30,806        1,274         (113)          31,967
  Net income (unaudited).......                               1,840                         1,840
  Issuance of shares of common
     stock, net................        44          391                                        391
  Issuance of shares of common
     stock -- 5% stock
     dividend..................       164        2,157       (2,157)
  Change in unrealized gains
     and (losses)..............                                             (415)            (415)
                                  -------      -------     --------     ---------      -----------
BALANCE AT JUNE 30, 1996
  (UNAUDITED)..................     3,482      $33,354     $    957       ($ 528)        $ 33,783
                                  =======      =======     ========     =========      ===========

   The accompanying notes are an integral part of these financial statements.

                         COLUMBIA BANKING SYSTEM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED               YEAR ENDED
                                                                   JUNE 30,                  DECEMBER 31,
                                                              -------------------   ------------------------------
                                                                1996       1995       1995       1994       1993
                                                              --------   --------   --------   --------   --------
                                                                  (UNAUDITED)
                                                                                  (IN THOUSANDS)

OPERATING ACTIVITIES
  Net income (loss).........................................  $  1,840   $  1,047   $  2,755   $   (614)  $ (2,439)
  Adjustments to reconcile net income (loss) to net cash
    provided (used) by operating activities:
    Provision for loan losses...............................       760        600      1,250      1,000        502
    Losses (gains) on real estate owned.....................        41        (11)        29        (30)       (26)
    Depreciation and amortization...........................     1,057        588      1,365      1,610      1,162
    Deferred income tax (benefit)...........................                                                  (252)
    Net realized losses (gains) on sales of investments.....       196        (22)       (53)       (12)       (62)
    (Increase) decrease in loans held for sale..............      (583)      (716)       245        165        244
    Increase in interest receivable.........................      (424)      (444)      (735)      (635)      (325)
    (Decrease) increase in interest payable.................       (12)       438        388        538        104
    Net changes in other assets and liabilities.............      (282)       249      1,317       (352)       673
                                                              --------   --------   --------   --------   --------
         Net cash provided (used) by operating activities...     2,593      1,729      6,561      1,670       (419)
INVESTING ACTIVITIES
  Proceeds from maturities of securities available for
    sale....................................................     9,428                   215        537
  Proceeds from maturities of mortgage-backed securities
    available for sale......................................       807
  Proceeds from maturities of investment securities.........                           4,243      2,557      1,047
  Proceeds from maturities of mortgage-backed securities....                1,220
  Proceeds from sales of securities available for sale......                           5,980
  Proceeds from sales of investment securities..............                                                   507
  Proceeds from sales of loans..............................                           4,756                 3,570
  Purchase of securities available for sale.................   (19,937)               (6,000)
  Purchases of investment securities........................               (3,546)    (4,675)      (266)   (17,197)
  Loans originated and acquired, net of principal
    collected...............................................   (48,785)   (54,319)   (88,579)   (88,286)   (63,491)
  Purchases of premises and equipment.......................    (1,045)    (4,434)    (6,660)    (3,544)    (3,681)
  Proceeds from disposal of premises and equipment..........       140                   240        412          2
  Proceeds from sale of real estate owned...................     3,263         13         13        536        110
  Other, net................................................                  (71)      (119)                  273
                                                              --------   --------   --------   --------   --------
         Net cash used by investing activities..............   (56,129)   (61,137)   (90,586)   (88,054)   (78,860)
FINANCING ACTIVITIES
  Net increase in deposits..................................    41,039     45,016     93,183    103,353     47,325
  Net increase in other borrowings..........................     2,300
  Proceeds from FHLB advances and other long-term debt......    20,800     17,000     17,000     17,000     41,000
  Repayment of FHLB advances and other long-term debt.......    (8,800)               (9,000)   (32,000)   (27,000)
  Repayment of other borrowings.............................                                     (4,600)
  Proceeds from issuance of common stock....................        59         16         63         35     17,901
                                                              --------   --------   --------   --------   --------
         Net cash provided by financing activities..........    55,398     62,032    101,246     83,788     79,226
                                                              --------   --------   --------   --------   --------
         Increase (decrease) in cash and cash equivalents...     1,862      2,624     17,221     (2,596)       (53)
         Cash and cash equivalents at beginning of period...    30,879     13,658     13,658     16,254     16,307
                                                              --------   --------   --------   --------   --------
  Cash and cash equivalents at end of period................  $ 32,741   $ 16,282   $ 30,879   $ 13,658   $ 16,254
                                                              ========   ========   ========   ========   ========
Supplemental information:
  Cash paid for interest....................................  $  8,614   $  6,354   $ 14,771   $  8,538   $  7,427
  Transfer from investment securities to securities
    available for sale......................................                          19,912                 4,162
  Loans foreclosed and transferred to real estate owned.....                                        428        236
  Issuance of common stock from conversion of convertible
    subordinated notes......................................       332         15         40                 2,698

   The accompanying notes are an integral part of these financial statements.

                         COLUMBIA BANKING SYSTEM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals necessary for a fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be anticipated for the year ending December 31, 1996. Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 interim presentation.

     Consolidation

     The consolidated financial statements of the Company include the accounts of the corporation and its wholly owned subsidiaries after the elimination of all material intercompany transactions and accounts.

     Securities

     Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at market value. Unrealized gains and losses are recorded directly to a component of shareholders equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risk.

     Investment securities are those securities which the Company has the ability and intent to hold to maturity. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities until maturity. Investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates the interest method. Gains and losses on the sale of all securities are determined using the specific identification method.

     Loans

     Loans are stated at their principal amount outstanding, less any unamortized discounts and deferred net loan fees. Loans held for sale are carried at the lower of cost or market value. The amount by which cost exceeds market for loans held for sale is accounted for as a valuation allowance and changes in the allowance are included in the determination of net income in the period in which the change occurs.

     The current policy of the Company, generally, is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

     Premiums or discounts on loans purchased and sold are amortized, using the interest method, over periods which approximate the average life of the loans.

     Loan Fee Income

     Loan origination fees and certain direct loan origination costs are deferred and the net amount recognized as an adjustment to yield over the contractual life of the loans. Costs related to

                         COLUMBIA BANKING SYSTEM, INC.

origination of credit cards are expensed as incurred. Fees related to lending activity other than the origination or purchase of loans are recognized as noninterest income during the period the related services are performed.

     Allowance for Loan Losses

     The allowance for loan losses is maintained at a level believed to be sufficient to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on a number of factors, including the level of nonperforming loans, loan loss experience, credit concentrations, a review of the quality of the loan portfolio, collateral values and uncertainties in economic conditions.

     Premises and Equipment

     Premises and equipment are recorded at cost and depreciated over the estimated useful lives of the assets. Depreciation and amortization are computed using the straight-line method. Gains or losses on dispositions are reflected in operations. Expenditures for improvements and major renewals are capitalized, and ordinary maintenance, repairs and small purchases are charged to operations as incurred.

     Real Estate Owned

     All real estate acquired in satisfaction of a loan is considered held for sale and reported as "real estate owned." Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal. Cost at the time of foreclosure is defined as the fair value of the asset less estimated disposal costs.

     Intangible Assets

     Intangible assets represent assets purchased by the Company in mergers and acquisitions. The recorded cost of each asset is amortized using the straight-line method over its estimated useful life (up to 15 years for core deposit intangible assets and 25 years for goodwill).

     At December 31, 1995 and 1994, intangible assets amounted to $266,000 and $339,000, respectively, net of accumulated amortization.

     Income Tax

     The provision for income tax generally is based on income and expense reported for financial statement purposes, using the "asset and liability method" for accounting for deferred income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets for which it is more likely than not that the deferred tax asset will not be realized.

     Earnings Per Share

     Primary and fully diluted earnings per share are computed using the weighted average number of shares of common and common equivalent shares outstanding. Common equivalent shares result

                         COLUMBIA BANKING SYSTEM, INC.

from the assumed exercise of outstanding stock options, if dilutive. Fully diluted earnings per share assumes conversion of convertible subordinated notes, if dilutive. (See Note 17).

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in determining the level of the allowance for loan losses, valuation allowance on deferred tax assets, depreciation of premises and equipment and others.

     Statement of Cash Flows

     The accompanying consolidated statement of cash flows has been prepared using the "indirect" method for presenting cash flows from operating activities. For purposes of this statement, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold.

     Reclassification

     Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform with the 1995 presentation. These reclassifications had no effect on net income (loss).

2.  MERGERS

     In August 1993 the Company merged with Columbia National Bankshares, Inc. ("CNBI"), and its sole subsidiary Columbia National Bank, located in Longview, Washington (now Columbia State Bank, Tacoma, Washington, a state-chartered, FDIC-insured commercial bank). The transaction called for the exchange of .1622 shares of the Company's common stock for each share of CNBI stock. Shareholders of Columbia National Bank ("Columbia Bank"), except CNBI, also received .1622 shares of the Company's common stock for each share of Columbia National Bank common stock. The merger was accounted for in a manner similar to a pooling of interests due to common control, and, accordingly, pre-merger historical financial information has been restated to include the accounts of CNBI.

     In March and October 1994, respectively, the Company merged its wholly owned subsidiaries Columbia Savings Bank, A Federal Savings Bank ("the Savings Bank") and Columbia First Service, Inc. into Columbia Bank. As a result of the mergers, Columbia Bank remains as the Company's sole subsidiary, and its operations include all activities related to mortgage banking and servicing.

3.  TERMINATION OF ASSISTANCE AGREEMENT AND EXTINGUISHMENT OF DEBT

     In connection with the acquisition of the Savings Bank in 1988, the Savings Bank and the Company entered into an agreement (the "Assistance Agreement"), pursuant to which the Federal Savings and Loan Insurance Corporation ("the FSLIC") provided various forms of financial and other assistance to the Savings Bank, including the purchase of a $5 million subordinated debenture due August 2, 1998. On September 30, 1994, Columbia Bank entered into an agreement with the FDIC, as successor to the FSLIC, to terminate the Assistance Agreement and to settle the obligations under the subordinated debenture for $4.6 million, resulting in an extraordinary nonrecurring loss of approximately $154,000.

                         COLUMBIA BANKING SYSTEM, INC.

4.  RESTRICTIONS ON SUBSIDIARY CASH, LOANS AND DIVIDENDS

     Columbia Bank is required to maintain reserve balances with the Federal Reserve Bank. The average required reserves at December 31, 1995 were approximately $200,000. The required reserves are based on specified percentages of Columbia Bank's total average deposits. The percentages of deposits required to be maintained are established by the Federal Reserve Board.

     Under Federal Reserve regulations, Columbia Bank, generally, is limited as to the amount it may loan to the Company, to 10 percent of its combined capital stock and additional paid-in capital. Such loans must be collateralized by specified obligations.

     Under Washington state banking regulations, Columbia Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of Columbia Bank's net profits then on hand, less any required transfers to additional paid-in capital.

5.  SECURITIES AVAILABLE FOR SALE

     Effective January 1, 1994, the Company adopted the FASB's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 generally requires that investments in equity and debt securities be classified as either investment securities, trading securities or securities available for sale. Securities that are bought with the positive intent and ability to hold to maturity ("investment securities") are reported at amortized cost. Securities that are bought principally for the purpose of selling them in the near term ("trading securities") are reported at fair value, with unrealized gains and losses included in net income. Securities to be held for indefinite periods of time and not intended to be held to maturity ("securities available for sale") are reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of shareholders equity. At December 31, 1995 and 1994, the Company had no trading securities.

     The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of securities available for sale.

                                                               GROSS          GROSS
                                               AMORTIZED     UNREALIZED     UNREALIZED     MARKET
                                                 COST          GAINS          LOSSES        VALUE
                                               ---------     ----------     ----------     -------
                                               (IN THOUSANDS)
December 31, 1995:
  U.S. Treasury & government agency..........   $ 6,935         $ 13                       $ 6,948
  Mortgage-backed............................    12,572                       $ (126)       12,446
  FHLB stock.................................     3,281                                      3,281
                                               --------      --------       ---------      -------
          Total..............................   $22,788         $ 13          $ (126)      $22,675
                                               ========      ========       =========      =======
December 31, 1994:
  Mortgage-backed............................   $ 3,079                       $ (361)      $ 2,718
                                               ========      ========       =========      =======
December 31, 1993:
  Mortgage-backed............................   $ 3,621                       $  (32)      $ 3,589
                                               ========      ========       =========      =======

     In November 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In addition to the report, the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities. Accordingly, in December 1995, the Company reclassified all "invest-

                         COLUMBIA BANKING SYSTEM, INC.

ment securities" as "securities available for sale" resulting in additional net unrealized losses of $113,000.

     In December 1995 the Company sold mortgage-backed-securities available for sale with a market value of $5.9 million for a net loss of $8,000. Proceeds from sales of securities available for sale during 1993 were $5.7 million, resulting in gross gains of $842,000 and no gross losses.

     At December 31, 1995, securities available for sale with a fair value of $3.0 million were pledged to secure public deposits and for other purposes as required or permitted by law. No securities available for sale were pledged at December 31, 1994 and 1993.

     The following table summarizes the recorded and market values of securities available for sale by contractual maturity groups:

                                                                         DECEMBER 31, 1995
                                                                      -----------------------
                                                                      AMORTIZED       MARKET
                                                                        COST           VALUE
                                                                      ---------       -------
                                                                      (IN THOUSANDS)
Amount maturing:
  Within one year...................................................   $ 1,911        $ 1,909
  Greater than one year and less than five years....................    13,537         13,413
  Greater than five years and less than ten years...................     2,034          2,034
  After ten years...................................................     5,306          5,318
                                                                      --------        -------
          Total.....................................................   $22,788        $22,675
                                                                      ========        =======

6.  INVESTMENT SECURITIES

     At December 31, 1995, the Company had no securities held for investment purposes. The following table summarizes the recorded value, gross unrealized gains and losses and the resulting market value of investment securities at December 31, 1994 and 1993:

                                                               GROSS          GROSS
                                               AMORTIZED     UNREALIZED     UNREALIZED     MARKET
                                                 COST          GAINS          LOSSES        VALUE
                                               ---------     ----------     ----------     -------
                                                                 (IN THOUSANDS)
December 31, 1994:
  U.S. Treasury..............................   $ 1,003                       $  (17)      $   986
  Mortgage-backed............................    16,389                         (863)       15,526
  FHLB stock and other.......................     2,149                                      2,149
                                               --------      --------       ---------      -------
          Total..............................   $19,541                       $ (880)      $18,661
                                               ========      ========       =========      =======
December 31, 1993:
  U.S. Treasury..............................   $ 1,009                                    $ 1,009
  Mortgage-backed............................    19,038         $ 70          $  (12)       19,096
  FHLB stock and other.......................     1,883                                      1,883
                                               --------      --------       ---------      -------
          Total..............................   $21,930         $ 70          $  (12)      $21,988
                                               ========      ========       =========      =======

     No investment securities were sold during 1995 and 1994. Proceeds from sales of investment securities during 1993 were $507,000, resulting in gross gains of $37,500 and no gross losses. In computing gains and losses, cost is determined using the specific identification method.

                         COLUMBIA BANKING SYSTEM, INC.

     At December 31, 1994 and 1993, investment securities with face values of $2.3 million and $1.0 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

7.  LOANS

     The following is an analysis of the loan portfolio by major types of loans:

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                         1995           1994
                                                      JUNE 30,         --------       --------
                                                        1996
                                                     -----------
                                                     (UNAUDITED)
                                                                                (IN THOUSANDS)
Real estate:
  One- to four-family residential..................   $  69,364        $ 67,991       $ 76,260
  Five or more family residential and commercial
     properties....................................     117,486          97,103         68,531
                                                     -----------       --------       --------
     Total real estate.............................     186,850         165,094        144,791
Real estate construction:
  One- to four-family residential..................      23,870          22,741         17,411
  Five or more family residential and commercial
     properties....................................      10,466           8,884          4,004
                                                     -----------       --------       --------
     Total real estate construction................      34,336          31,625         21,415
Commercial business................................     132,251         113,775         72,829
Consumer...........................................      48,547          43,343         30,860
                                                     -----------       --------       --------
  Subtotal.........................................     401,984         353,837        269,895
Less deferred loan fees, net and other.............        (430)           (744)          (899)
                                                     -----------       --------       --------
  Total loans......................................   $ 401,554        $353,093       $268,996
                                                     ==========        ========       ========
Loans held for sale................................   $   1,950        $  1,367       $  1,612
                                                     ==========        ========       ========

     At June 30, 1996, December 31, 1995 and 1994, residential real estate loans with recorded values of $44.4 million, $30.0 million and $20.4 million, respectively, were pledged to secure Federal Home Loan Bank advances and for other purposes.

     The following table summarizes certain information related to nonperforming loans:

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                   1995       1994        1993
                                                  JUNE 30,         ----       ----       ------
                                                    1996
                                                 -----------
                                                 (UNAUDITED)
                                                                                 (IN THOUSANDS)
Loans accounted for on a nonaccrual basis......     $ 676          $435       $452       $1,631
Restructured loans.............................        69            29         44           94
                                                 ---------         ----       ----       ------
  Total nonperforming loans....................     $ 745          $464       $496       $1,725
                                                 ========          ====       ====       ======
Originally contracted interest.................     $  26          $ 49       $ 50       $  153
Recorded interest..............................         4            38         27          103
                                                 ---------         ----       ----       ------
  Reduction in interest income.................     $  22          $ 11       $ 23       $   50
                                                 ========          ====       ====       ======

     In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which requires that impaired loans (as defined) be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the bank's collateral. In October 1994, the Board

                         COLUMBIA BANKING SYSTEM, INC.

issued Statement No. 118 ("SFAS 118"), amending SFAS 114 with regard to income recognition and disclosure related to impaired loans. Impaired loans, generally refer to all loans that are restructured in a troubled debt restructuring involving a modification of terms, nonaccrual loans and loans past due 90 days and still accruing. The Company adopted the new standard in 1995.

     At June 30, 1996 and December 31, 1995, the recorded investment in impaired loans was $1.0 million and $616,000, respectively. No specific allocated allowance for loan losses has been made for impaired loans. The average recorded investment in impaired loans for the periods ended June 30, 1996 and December 31, 1995 was $1.0 million and $513,000, respectively.

     In September 1995, the Company sold approximately $4.8 million in lower yielding one to four-family adjustable rate real estate loans realizing a gain on the sale of $39,000.

     At June 30, 1996, December 31, 1995 and 1994, there were no commitments to loan additional funds on loans accounted for on a nonaccrual basis.

     At December 31, 1995 and 1994, the Company had no foreign loans or loans related to highly leveraged transactions.

     The Company's banking subsidiary has granted loans to officers and directors of the Company and their associates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans were $3.2 million, $4.6 million and $4.5 million at June 30, 1996, December 31, 1995 and 1994, respectively. During 1995, $1.2 million of new related party loans were made and repayments and transfers totaled $1.1 million.

8.  ALLOWANCE FOR LOAN LOSSES

     Transactions in the allowance for loan losses are summarized as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1995       1994       1993
                                                    JUNE 30,       ------     ------     ------
                                                      1996
                                                   -----------
                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
Balance at beginning of period...................    $ 3,748       $2,711     $1,992     $1,539
Loans charged off................................       (111)        (263)      (364)      (110)
Recoveries.......................................         14           50         83         61
                                                   ----------      ------     ------     ------
  Net charge-offs................................        (97)        (213)      (281)       (49)
Provision charged to operating expense...........        760        1,250      1,000        502
                                                   ----------      ------     ------     ------
          Balance at end of period...............    $ 4,411       $3,748     $2,711     $1,992
                                                   ==========      ======     ======     ======


                         COLUMBIA BANKING SYSTEM, INC.

9.  PREMISES AND EQUIPMENT

     Land, buildings, and furniture and equipment, less accumulated depreciation and amortization, were as follows:

                                                                    DECEMBER 31,
                                                                 -------------------
                                                                  1995        1994
                                                                 -------     -------
                                                                   (IN THOUSANDS)
        Land...................................................  $ 1,748     $   500
        Buildings..............................................    8,589       5,204
        Leasehold improvements.................................    1,509       1,132
        Furniture and equipment................................    5,533       4,362
        Automobiles............................................      101          62
        Computer software......................................      691         638
                                                                 -------     -------
                  Total cost...................................   18,171      11,898
        Less accumulated depreciation and amortization.........   (4,435)     (2,926)
                                                                 -------     -------
                  Total........................................  $13,736     $ 8,972
                                                                 =======     =======

     Total depreciation and amortization expense on buildings and furniture and equipment was $1,678,000, $1,610,000 and $1,300,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company is obligated under various noncancellable lease agreements for property and equipment (primarily for land and buildings) which require future minimum rental payments, exclusive of taxes and other charges, as follows:

                          YEAR ENDING DECEMBER 31,                     (IN THOUSANDS)
        -------------------------------------------------------------  --------------
        1996.........................................................      $  883
        1997.........................................................         744
        1998.........................................................         701
        1999.........................................................         608
        2000.........................................................         389
        2001 and thereafter..........................................       2,158
                                                                       ----------
                  Total minimum payments.............................      $5,483
                                                                       ==========

     Total rental expense on buildings and equipment was $946,000, $909,000 and $474,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10.  FEDERAL HOME LOAN BANK ADVANCES AND LONG-TERM DEBT

     Federal Home Loan Bank of Seattle (FHLB) advances and long-term debt consisted of the following:

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1995        1994
                                                                     -------     -------
                                                                       (IN THOUSANDS)
    FHLB...........................................................  $25,000     $17,000
    7.85% Convertible subordinated notes due June 30, 2002.........    2,695       2,735
                                                                     -------     -------
              Total FHLB advances and other long-term debt.........  $27,695     $19,735
                                                                     =======     =======

                         COLUMBIA BANKING SYSTEM, INC.

     The Convertible Notes are redeemable in whole or in part at any time at the option of the Company. At the option of the holder, the Convertible Notes are convertible into shares of Common Stock at any time prior to maturity at a conversion price of $10.56 per share subject to adjustment under certain circumstances.

     FHLB advances are at the following interest rates:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1995         1994
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
               7.10........................................                $   2,000
               6.90........................................   $   5,000        5,000
               6.20........................................       2,000
               6.09........................................       8,000
               5.32........................................       5,000        5,000
               5.20........................................       5,000        5,000
                                                              ---------    ---------
                         Total.............................   $  25,000    $  17,000
                                                              =========    =========

     Aggregate maturities of FHLB advances due in years ending December 31, 1995, are as follows:

                                                                       AMOUNT
                                                                   --------------
                                                                   (IN THOUSANDS)
            1996.................................................     $ 13,000
            1998.................................................       10,000
            2000.................................................        2,000
                                                                   ------------
                      Total......................................     $ 25,000
                                                                   ============

     FHLB advances are collateralized by residential real estate loans with a recorded value of approximately $30.0 million at December 31, 1995, and $20.4 million at December 31, 1994 (see Note 7). Penalties are generally required for prepayments of certain long-term FHLB advances.

     At December 31, 1995, the Company had an unused $5 million line of credit with a commercial bank bearing interest at prime plus 0.25% expiring October 1, 1996 at which time the balance on the line of credit becomes payable in quarterly installments over 18 months. The line of credit is secured by common stock of Columbia Bank.

11.  INCOME TAX

     The components of income tax expense are as follows:

                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1995     1994     1993
                                                   SIX MONTHS       ----     ----     ----
                                                      ENDED
                                                  JUNE 30, 1996
                                                  -------------
                                                   (UNAUDITED)
                                                               (IN THOUSANDS)
    Current.....................................
    Deferred....................................
                                                  ----------        ----     ----     ----
              Total.............................       None         None     None     None
                                                  ==========        ====     ====     ====

     Effective January 1, 1993, the Company adopted the FASB's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Statement requires the use of the "asset and liability" method of accounting for income taxes. Deferred income tax represents the net tax effects of temporary differences between the carrying amounts of assets and liabilities for

                         COLUMBIA BANKING SYSTEM, INC.

financial reporting purposes and the amounts used for income tax purposes. As permitted under SFAS 109, financial statements for years prior to 1993 have not been restated. However, the cumulative effect on prior years of adopting SFAS 109 -- an income increase of $252,000 -- is included in 1993 income.

     Significant components of the Company's deferred tax assets and liabilities at June 30, 1996, December 31, 1995 and 1994 are as follows:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                            JUNE 30,       -------     -------
                                                              1996
                                                           -----------
                                                           (UNAUDITED)
                                                                     (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforward........................        733       $ 1,478     $ 2,799
  Tax credit carryover...................................        673           595         595
  Allowance for loan losses..............................      1,499         1,274          92
  Contributions..........................................        129            97          56
                                                           -----------     -------     -------
          Total deferred tax assets......................      3,034         3,444       4,372
  Less: valuation allowance..............................     (2,051)       (2,606)     (3,580)
                                                           -----------     -------     -------
          Subtotal.......................................        983           838         792
Deferred tax liabilities:
  FHLB stock dividends...................................       (601)         (551)       (487)
  "SAIF" special assessment..............................       (104)
  Depreciation...........................................        (26)          (35)        (53)
                                                           -----------     -------     -------
          Total deferred tax liabilities.................       (731)         (586)       (540)
                                                           -----------     -------     -------
          Net deferred tax assets........................    $   252       $   252     $   252
                                                           ===========     =======     =======

     For federal income tax purposes the Company has available net operating loss carryforwards to reduce future taxable income approximately as follows:

                                                                           DECEMBER 31,
                  EXPIRATION DATE DECEMBER 31,                                 1995
        -------------------------------------------------   JUNE 30,       ------------
                                                              1996
                                                           -----------
                                                           (UNAUDITED)
                                                                  (IN THOUSANDS)
        2002.............................................         --          $  715
        2003.............................................         --             648
        2004.............................................         41             876
        2005.............................................         75              75
        2006.............................................        223             223
        2008.............................................      1,740           1,740
        2009.............................................         76              76
                                                           ----------      -----------
                  Total net operating loss
                    carryforwards........................    $ 2,155          $4,353
                                                           ==========      ===========

     Additionally, at June 30, 1996, the Company had alternative minimum tax, investment and rehabilitation tax credit carryforwards of approximately $673,000, of which $581,000 expires in 1997, $14,000 expires in 1999 and the remainder in 2010. However, because of annual limitations on the utilization of net operating loss carryforwards due to changes in control, and because the Internal Revenue Code of 1986 requires that net operating loss carryforwards be utilized before tax credit carryforwards, the Company may not receive an income tax benefit from the tax credit carryforwards.

                         COLUMBIA BANKING SYSTEM, INC.

     A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:

                                         JUNE 30,                      YEAR ENDED DECEMBER 31,
                                     ----------------   ------------------------------------------------------
                                           1996               1995               1994               1993
                                     ----------------   ----------------   ----------------   ----------------
                                     AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                     ------   -------   ------   -------   ------   -------   ------   -------
                                       (UNAUDITED)            (DOLLARS IN THOUSANDS)
Income tax based on statutory
  rate.............................  $(625 )    (34)%   $(937 )    (34)%   $ 209       34%    $ 918       34%
Increase (reduction) resulting
  from:
  Other nondeductible items........     70        4       (37 )     (1)      (27 )     (4)
  Valuation allowance..............    555       30       974       35      (182 )    (30)     (918 )    (34)
                                     -----    ------    ------   -------   -----    ------    ------   ------
    Total securities available for
      sale.........................  32,084   22,675    2,718
Investment securities:
  U.S. Treasury....................                     1,003
  Mortgage-backed..................                     16,389
  FHLB stock and other.............                     2,149
        Income tax.................  $   0        0%    $   0        0%    $   0        0%    $   0        0%
                                     =====    ======    ======   =======   =====    ======    ======   ======

12.  STOCK OPTIONS AND WARRANTS
     At December 31, 1995 and 1994, the Company had stock options outstanding of 247,433 shares and 247,170 shares, respectively, for the purchase of common stock at option prices ranging from $2.38 to $11.19 per share. The Company's policy is to recognize compensation expense at the date the options were granted due to the difference, if any, between the estimated market value of the underlying common stock in excess of the stated option price.
     At December 31, 1995 and 1994, the Company had a stock warrant outstanding to purchase 18,716 shares of common stock at $10.14 per share, which expire in 1997.
     At December 31, 1995 and 1994, the Company had stock options outstanding granted to a company controlled by a director for the purchase of 36,317 and 13,858 shares of common stock at an exercise price of approximately $6.15 and $8.81 per share, respectively. These options are generally exercisable in whole or in part at any time before September 26, 2000.
     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The statement requires the Company to elect to account for stock-based compensation on a fair value basis or an intrinsic value basis. The intrinsic value basis is currently used by the Company and is the accounting principle prescribed by Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" (APB 25). SFAS 123 requires disclosure in the footnotes of the pro forma impact on net income and earnings per share of the difference between compensation expense using the intrinsic value method and the fair value method. The adoption of SFAS 123 is required for the fiscal year ended December 31, 1996. The Company expects to apply APB 25 for measurement of stock compensation and will provide disclosure required by SFAS 123 beginning in fiscal year 1996.

13.  EMPLOYEE BENEFIT PLAN
     The Company maintains a defined contribution plan which allows employees to contribute up to 15% of their compensation to the plan. Employees who are at least 20 1/2 years of age and have completed 6 months of service are eligible to participate in the plan. The Company is required to match 50% of employee contributions up to 3% of each employee's total compensation. The Company contributed approximately $126,000 and $80,000 in matching funds to the plan during the years ended December 31, 1995 and 1994, respectively.

     The Company amended the defined contribution plan effective April 1, 1990 to add a nonmatching, discretionary contribution as determined by the Board of Directors of the Company.

                         COLUMBIA BANKING SYSTEM, INC.

In January 1996, the Company announced a discretionary contribution of approximately $290,000 which will be paid out of a reserve established during 1995.

     In April 1995, the Company established an "Employee Stock Purchase Plan" ("ESPP"). Substantially all employees of the Company who have been continuously employed for six months are eligible to participate in the ESPP under which Common Stock is issued at quarterly intervals for cash at a price of 90% of the fair market value of the stock. Under the ESPP, 3,749 shares were acquired by employees for $41,000 in 1995. There is no charge to income as a result of issuance of stock under this plan. At December 31, 1995, 96,251 shares of unissued common stock were reserved for issuance under this plan.

14.  COMMITMENTS AND CONTINGENT LIABILITIES

     An employment agreement with one officer calls for an annual salary of $150,000 in 1994 through 1996. As part of the employment agreement, the Company will provide a Supplementary Employee Retirement Plan (SERP) based on a contribution of 10% of total compensation. In addition, in 1993, two officers each purchased 30,000 shares of the Company's common stock at the fair value of $12.00 per share at the date of purchase. The purchase of stock was financed by the Company with annual interest-only payable at 6% and principal due in April and July 2000.

     The Company has Long Term Incentive Plan Awards with two officers. Under the arrangements, specific compensation and allowance payments were agreed to be made in 1996 and 1997 if the company achieves certain performance objectives. The estimated future payout is $706,000, of which $495,000 has been accrued as of June 30, 1996.

     In the normal course of business, the Company makes loan commitments (unfunded loans and unused lines of credit) and issues standby letters of credit to accommodate the financial needs of its customers. Standby letters of credit commit the Company to make payments on behalf of customers under specified conditions. Historically, no significant losses have been incurred by the Company under standby letters of credit. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies, including the obtaining of collateral, where appropriate. At June 30, 1996, December 31, 1995 and 1994, the Company's loan commitments amounted to $105.6 million, $72.8 million and $72.4 million, respectively. Standby letters of credit were $1.3 million, $1.5 million and $655,000 at June 30, 1996, December 31, 1995 and 1994, respectively. In addition, commitments under commercial letters of credit used to facilitate customers trade transactions amounted to $2.5 million at December 31, 1995 and 1994.

     The Company and its subsidiaries are from time to time defendants in and are threatened with various legal proceedings arising from their regular business activities. Management, after consulting with legal counsel, is of the opinion that the ultimate liability, if any, resulting from these and other pending or threatened actions and proceedings will not have a material effect on the financial position or results of operations of the Company and its subsidiaries.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The FASB's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. "Fair Value" is defined in SFAS 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

                         COLUMBIA BANKING SYSTEM, INC.

     The following table summarizes carrying amounts and estimated fair values of selected financial instruments as well as assumptions used by the Company in estimating fair value:

                                                                 DECEMBER 31,
                                                   -----------------------------------------
                                                          1995                  1994
                                                   -------------------   -------------------
                             ASSUMPTIONS USED IN   CARRYING     FAIR     CARRYING     FAIR
                            ESTIMATING FAIR VALUE   AMOUNT     VALUE      AMOUNT     VALUE
                            ---------------------  --------   --------   --------   --------
                                                                (IN THOUSANDS)
ASSETS
  Cash and due from
     banks................  Approximately equal
                            to carrying value      $ 18,244   $ 18,244   $ 11,357   $ 11,357
  Interest-earning
     deposits with
     banks................  Approximately equal
                            to carrying value        12,635     12,635      2,301      2,301
  Securities available for
     sale.................  Quoted market prices     22,675     22,675      2,718      2,718
  Investment securities...  Quoted market prices                           19,541     18,661
  Loans held for sale.....  Approximately equal
                            to carrying value         1,367      1,367      1,612      1,612
  Loans...................  Discounted expected
                            future cash flows,
                            net of allowance for
                            loan losses             349,345    371,720    266,285    269,210
LIABILITIES
  Deposits................  Fixed-rate
                            certificates of
                            deposit: Discounted
                            expected future cash
                            flows All other
                            deposits:
                            Approximately equal
                            to carrying value      $361,875   $360,609   $268,692   $259,975
  Federal Home Loan Bank
     advances.............  Discounted expected
                            future cash flows        25,000     24,585     17,000     16,106
  Convertible subordinated
     notes................  Discounted expected
                            future cash flows         2,695      2,695      2,735      2,591

     Off-Balance Sheet Financial Instruments

     The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1995 approximates the recorded amounts of the related fees.

     Concentration of Credit Risk

     Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in Washington state.

                         COLUMBIA BANKING SYSTEM, INC.

16.  PARENT COMPANY FINANCIAL INFORMATION

                 CONDENSED BALANCE SHEET -- PARENT COMPANY ONLY

                                                                            DECEMBER 31,
                                                                         -------------------
                                                                          1995        1994
                                                                         -------     -------
                                                                         (IN THOUSANDS)
ASSETS
Cash and due from banks:
  Subsidiary banks.....................................................  $    41     $     9
  Unrelated banks......................................................       68          68
Interest-earning deposits with banks:
  Subsidiary banks.....................................................                  368
  Unrelated banks......................................................                  651
Loans..................................................................      905         905
Investments in bank subsidiaries.......................................   32,660      25,835
Premises and equipment, net............................................       49          69
Real estate owned......................................................    3,304       3,227
Other assets...........................................................      354         520
                                                                         -------     -------
          Total Assets.................................................  $37,381     $31,652
LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities......................................................  $   119     $    56
Borrowed funds from subsidiary bank....................................    2,600
Convertible subordinated notes.........................................    2,695       2,735
                                                                         -------     -------
          Total liabilities............................................    5,414       2,791
Shareholders' equity...................................................   31,967      28,861
                                                                         -------     -------
          Total Liabilities and Shareholders' Equity...................  $37,381     $31,652
                                                                         =======     =======

                         COLUMBIA BANKING SYSTEM, INC.

            CONDENSED STATEMENT OF OPERATIONS -- PARENT COMPANY ONLY

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1995      1994       1993
                                                                 ------     -----     -------
                                                                        (IN THOUSANDS)
INCOME
Interest on loans..............................................  $   54     $  54     $    50
Interest on securities available for sale......................               188         221
Losses on securities available for sale(1).....................              (270)
Interest-earning deposits:
  Subsidiary banks.............................................       6         9          62
  Unrelated banks..............................................      16        31          17
Other..........................................................     533       470          10
                                                                 ------     -----     -------
          Total Income.........................................     609       482         360
EXPENSE
Compensation and employee benefits.............................     341       234         200
Interest.......................................................     377       246         367
Other..........................................................     612       493         613
                                                                 ------     -----     -------
          Total Expenses.......................................   1,330       973       1,180
                                                                 ------     -----     -------
Loss before income tax benefit and equity in undistributed net
  income (loss) of subsidiaries................................    (721)     (491)       (820)
Income tax benefit.............................................                           (87)
                                                                 ------     -----     -------
Loss before equity in undistributed net income (loss) of
  subsidiaries.................................................    (721)     (491)       (733)
Equity in undistributed net income (loss) of subsidiaries......   3,476      (123)     (1,706)
                                                                 ------     -----     -------
Net Income (Loss)..............................................  $2,755     $(614)    $(2,439)
                                                                 ------     -----     -------
                                                                 ------     -----     -------

---------------
(1) In November 1994, the Parent Company sold a mortgage-backed security to Columbia Bank. A loss was recognized by the Parent Company while the security was recorded at fair value by Columbia Bank. The proceeds from the sale were subsequently contributed to the capital of Columbia Bank. On a consolidated basis the loss recorded by the Parent Company is eliminated as if no transaction had occurred.

                         COLUMBIA BANKING SYSTEM, INC.

            CONDENSED STATEMENT OF CASH FLOWS -- PARENT COMPANY ONLY

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                              1995        1994         1993
                                                             -------     -------     --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss)........................................  $ 2,755     $  (614)    $ (2,439)
  Adjustments to reconcile net income (loss) to net cash
     provided (used) by operating activities:
     Equity in undistributed earnings of subsidiaries......   (3,476)        123        1,706
     Depreciation and Amortization.........................       34          40           16
     Loss on sale of security available for sale...........                  270
     Decrease in loans held for sale.......................                             2,021
     Net changes in other assets and liabilities...........    2,698          80          (46)
                                                             -------     -------     --------
          Net cash provided (used) by operating
            activities.....................................    2,011        (101)       1,258
INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale.....                2,808          599
  Proceeds from maturities of securities available for
     sale..................................................                  209
  Loans originated or acquired, net of principal
     collected.............................................                              (905)
  Contribution of capital -- bank subsidiaries.............   (3,100)     (2,813)     (16,279)
  Purchase of real estate owned from bank subsidiary.......                            (3,100)
  Purchases of premises and equipment......................                   34         (135)
  Other, net...............................................                               (19)
                                                             -------     -------     --------
          Net cash provided (used) by investing
            activities.....................................   (3,100)        238      (19,389)
FINANCING ACTIVITIES
  Proceeds from issuance of common stock...................      103          35       17,901
                                                             -------     -------     --------
     Net cash provided by financing activities.............      103          35       17,901
                                                             -------     -------     --------
       Increase (decrease) in cash and cash equivalents....     (986)        172         (680)
Cash and cash equivalents at beginning of period...........    1,095         923        1,603
                                                             -------     -------     --------
  Cash and cash equivalents at end of period...............  $   109     $ 1,095     $    923
                                                             -------     -------     --------
                                                             -------     -------     --------
Supplemental information:
  Cash paid for interest...................................  $   377     $   246     $    367
  Issuance of common stock from conversion of convertible
     subordinated notes....................................       40                    2,698

17.  STOCK DIVIDEND

     On April 24, 1996, the Company announced a 5% stock dividend payable on May 22, 1996, to holders of record on May 8, 1996. On May 22, 1996, 164,051 common shares were issued to shareholders. Average shares outstanding, net income per share and book value per share for all periods presented have been retroactively adjusted to give effect to this transaction.

18.  SUBSEQUENT EVENTS (UNAUDITED)

     On June 3, 1996, the Company gave notice that it would redeem all of its issued and outstanding 7.85% Convertible Subordinated Notes (the "Notes") on August 1, 1996. The Notes were convertible in whole or in part, in multiples of $1,000 principal amount, at 100% of the principal amount of

                         COLUMBIA BANKING SYSTEM, INC.

the Note (or portion thereof), at the conversion price per share of Common Stock of $10.56. Prior to August 1, 1996 all of the Notes were converted into 223,743 shares of Common Stock.

     Columbia Bank's deposits are insured by the FDIC through the Bank Insurance Fund and through the Savings Association Insurance Fund (the "SAIF"). SAIF-insured deposits of Columbia Bank are a result of a so-called Oakar transaction in which deposits were acquired from a savings bank. Legislation was recently enacted with the intent of recapitalizing the SAIF fund. The legislation required a special assessment on SAIF-insured deposits of approximately 65.7 cents per $100 of insured deposits at March 31, 1995 (SAIF deposits then $116.5 million) with a discount of 20% on the special assessment for Oakar institutions, such as Columbia Bank, which meet certain tests. The one-time special assessment, which is tax deductible, is estimated to be $612,000 and will be reflected in third quarter 1996 earnings. The special assessment is payable before November 29, 1996.

                         COLUMBIA BANKING SYSTEM, INC.

                 SUMMARY OF QUARTERLY FINANCIAL INFORMATION(1)

     Quarterly financial information for the years ended December 31, 1995 and 1994 is summarized as follows:

                                         FIRST      SECOND       THIRD      FOURTH       YEAR ENDED
                                        QUARTER     QUARTER     QUARTER     QUARTER     DECEMBER 31,
                                        -------     -------     -------     -------     ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
Total interest income.................  $6,942      $7,775      $8,373      $8,630        $ 31,720
Total interest expense................   3,093       3,699       4,092       4,275          15,159
                                        ------      ------      ------      ------      -----------
  Net interest income.................   3,849       4,076       4,281       4,355          16,561
Provision for loan losses.............     300         300         320         330           1,250
Noninterest income....................     883         950       1,078       1,080           3,991
Noninterest expense...................   3,987       4,124       4,267       4,169          16,547
                                        ------      ------      ------      ------      -----------
  Income before income tax............     445         602         772         936           2,755
Provision for income tax..............
                                        ------      ------      ------      ------      -----------
Net income............................  $  445      $  602      $  772      $  936        $  2,755
                                        ------      ------      ------      ------      -----------
                                        ------      ------      ------      ------      -----------
Per share:
  Net income (loss)...................  $ 0.13      $ 0.17      $ 0.22      $ 0.27        $   0.79
                                        ------      ------      ------      ------      -----------
                                        ------      ------      ------      ------      -----------
1994
Total interest income.................  $4,202      $4,805      $5,497      $6,152        $ 20,656
Total interest expense................   1,972       2,080       2,405       2,619           9,076
                                        ------      ------      ------      ------      -----------
  Net interest income.................   2,230       2,725       3,092       3,533          11,580
Provision for loan losses.............     240         260         240         260           1,000
Noninterest income....................     541         746         853         856           2,996
Noninterest expense...................   3,330       3,597       3,488       3,621          14,036
                                        ------      ------      ------      ------      -----------
  Income (loss) before income tax.....    (799 )      (386 )       217         508            (460)
Provision for income tax..............
                                        ------      ------      ------      ------      -----------
  Income (loss) from continuing
     operations before extraordinary
     item.............................    (799 )      (386 )       217         508            (460)
Extraordinary loss on extinguishment
  of debt, net........................                            (154 )                      (154)
                                        ------      ------      ------      ------      -----------
Net income (loss).....................  $ (799 )    $ (386 )    $   63      $  508        $   (614)
                                        ======      ======      ======      ======      ==========
Per share:
  Income (loss) from continuing
     operations before extraordinary
     item.............................  ($0.23 )    ($0.11 )    $ 0.07      $ 0.14        ($  0.13)
  Extraordinary loss on extinguishment
     of debt, net.....................                           (0.05 )                     (0.05)
                                        ------      ------      ------      ------      -----------
  Net income (loss)...................  $(0.23 )    $(0.11 )    $ 0.02      $ 0.14        $  (0.18)
                                        ======      ======      ======      ======      ==========


---------------
(1) These unaudited schedules provide selected financial information concerning the Company which should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Prospectus.

                         COLUMBIA BANKING SYSTEM, INC.

               CONSOLIDATED FIVE-YEAR STATEMENT OF OPERATIONS(1)

                                                       YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------
                                       1995         1994         1993         1992         1991
                                     --------     --------     --------     --------     --------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
Loans..............................  $ 30,038     $ 18,990     $ 12,258     $ 10,649     $  8,701
Investment securities..............     1,078        1,127        1,108           59          671
Securities available for sale......       290          205          227          639
Deposits with banks................       314          334          362          236          400
                                     --------     --------     --------     --------     --------
  Total interest income............    31,720       20,656       13,955       11,583        9,772
INTEREST EXPENSE:
Deposits...........................    13,385        7,304        4,867        4,860        5,104
Federal Home Loan Bank advances....     1,503        1,160        1,788        1,328        1,147
Other borrowings...................       271          612          876          735          383
                                     --------     --------     --------     --------     --------
  Total interest expense...........    15,159        9,076        7,531        6,923        6,634
                                     --------     --------     --------     --------     --------
NET INTEREST INCOME................    16,561       11,580        6,424        4,660        3,138
Provision for loan losses..........     1,250        1,000          502          170           80
                                     --------     --------     --------     --------     --------
  Net interest income after
    provision for loan losses......    15,311       10,580        5,922        4,490        3,058
Noninterest income.................     3,991        2,996        2,043        1,021        1,131
Noninterest expense................    16,547       14,036       10,656        4,488        3,810
                                     --------     --------     --------     --------     --------
  Income (loss) from continuing
    operations before income tax...     2,755         (460)      (2,691)       1,023          379
Provision for income tax...........                                                            14
                                     --------     --------     --------     --------     --------
  Income (loss) from continuing
    operations.....................     2,755         (460)      (2,691)       1,023          365
Extraordinary loss on
  extinguishment of debt, net......                   (154)
Cumulative effect of accounting
  change...........................                                 252
                                     --------     --------     --------     --------     --------
NET INCOME (LOSS)..................  $  2,755     ($   614)    ($ 2,439)    $  1,023     $    365
                                     ========     ========     ========     ========     ========
Per share (on average shares
  outstanding):
  Income (loss) from continuing
    operations.....................  $   0.79     ($  0.13)    ($  1.17)    $   0.89     $   0.44
  Extraordinary loss on
    extinguishment of debt, net....      0.79        (0.05)
  Cumulative effect of accounting
    change.........................                                0.11
  Net income (loss)................      0.79        (0.18)       (1.06)        0.89         0.44
  Fully diluted net income
    (loss).........................      0.79        (0.18)       (1.06)        0.76         0.44
Average number of common and common
  equivalent shares outstanding:
  Primary..........................     3,496        3,481        2,301        1,155          824
  Fully diluted....................     3,752        3,740        2,560        1,700          824
                                     ========     ========     ========     ========     ========
Total assets at end of period......  $425,206     $319,072     $235,944     $158,694     $120,800
Long-term obligations..............    27,695       19,735       39,081       27,975       19,117
Cash dividends.....................
                                     ========     ========     ========     ========     ========

---------------
(1) These unaudited schedules provide selected financial information concerning the Company which should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Prospectus.

                         COLUMBIA BANKING SYSTEM, INC.

                   CONSOLIDATED THREE-YEAR SUMMARY OF AVERAGE
                       BALANCES AND NET INTEREST REVENUE


                                                                  YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------------------
                                         1995                              1994                              1993
                            -------------------------------   -------------------------------   -------------------------------
                                         INTEREST                          INTEREST                          INTEREST
                             AVERAGE     EARNED/    AVERAGE    AVERAGE     EARNED/    AVERAGE    AVERAGE     EARNED/    AVERAGE
                            BALANCE(1)     PAID      RATE     BALANCE(1)     PAID      RATE     BALANCE(1)     PAID      RATE
                            ----------   --------   -------   ----------   --------   -------   ----------   --------   -------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans:
  Commercial..............   $ 92,831    $ 8,986      9.68 %   $ 63,541    $ 5,272      8.30 %   $ 23,894    $ 1,690      7.07 %
  Real estate(2):
    One-to four-family
      residential.........     97,280      9,073      9.33       78,408      6,495      8.28       73,076      6,221      8.51
    Five or more family
      residential and
      commercial
      properties..........     90,135      8,411      9.33       57,952      5,324      9.19       35,255      3,608     10.23
  Consumer................     37,793      3,568      9.44       22,335      1,899      8.50        8,128        739      9.09
                            ---------    --------   ------    ---------    --------   ------    ---------    --------   ------
    Total loans...........    318,039     30,038      9.44      222,236     18,990      8.54      140,353     12,258      8.73
Securities................     23,266      1,368      5.88       24,045      1,332      5.54       20,940      1,335      6.38
Interest-earning deposits
  with banks..............      5,336        314      5.88        8,597        334      3.89       12,800        362      2.83
                            ---------    --------   ------    ---------    --------   ------    ---------    --------   ------
    Total interest-earning
      assets..............    346,641     31,720      9.15      254,878     20,656      8.10      174,093     13,955      8.02
Noninterest-earning
  assets..................     28,007                            24,384                            15,825
                            ---------                         ---------                         ---------
    Total assets..........   $374,648                          $279,262                          $189,918
                            ---------                         ---------                         ---------
                            ---------                         ---------                         ---------
INTEREST-BEARING
  LIABILITIES:
Certificates of deposit...   $168,351    $ 9,565      5.68 %   $122,198    $ 5,595      4.58 %   $ 75,682    $ 3,459      4.57 %
Savings accounts..........     24,547        669      2.73       33,938        895      2.64       29,743      1,039      3.49
Interest-bearing demand
  deposits................     79,706      3,151      3.95       38,962        814      2.09       18,090        369      2.04
                            ---------    --------   ------    ---------    --------   ------    ---------    --------   ------
    Total interest-bearing
      deposits............    272,604     13,385      4.91      195,098      7,304      3.74      123,515      4,867      3.94
Federal Home Loan Bank
  advances................     24,915      1,503      6.03       21,452      1,160      5.41       25,875      1,788      6.91
Other borrowings..........      2,744        271      9.88        6,017        612     10.17        9,868        876      8.88
                            ---------    --------   ------    ---------    --------   ------    ---------    --------   ------
    Total interest-bearing
      liabilities.........    300,263     15,159      5.05      222,567      9,076      4.08      159,258      7,531      4.73
Demand and other
  noninterest-bearing
  deposits................     42,167                            26,238                            10,621
Other noninterest-bearing
  liabilities.............      2,444                             1,476                               923
Shareholders' equity......     29,774                            28,981                            19,116
                            ---------    --------   ------    ---------    --------   ------    ---------    --------   ------
    Total liabilities and
      shareholders'
      equity..............   $374,648                          $279,262                          $189,918
                            ---------                         ---------                         ---------
Net interest income.......               $16,561                           $11,580                           $ 6,424
                                         --------                          --------                          --------
                                         --------                          --------                          --------
Net interest spread.......                            4.10 %                            4.02 %                            3.29 %
                                                    -------                           -------                           -------
                                                    -------                           -------                           -------
Net interest margin.......                            4.78 %                            4.54 %                            3.69 %
                                                    -------                           -------                           -------
                                                    -------                           -------                           -------
Average interest-earning
  assets to average
  interest-bearing
  liabilities.............                          115.45 %                          114.52 %                          109.32 %
                                                    -------                           -------                           -------
                                                    -------                           -------                           -------


---------------
(1) Loans on a nonaccrual status have been included in the computation of average balances.


(2) Real estate average balances include real estate construction loans.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
Prospectus Summary....................     4
Risk Factors..........................     9
Recent Developments...................    12
Use of Proceeds.......................    15
Price Range of Common Stock...........    15
Dividends.............................    15
Capitalization........................    16
Selected Consolidated Financial
  Information.........................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    34
Supervision and Regulation............    47
Taxation..............................    51
Management............................    52
Security Ownership of Certain
  Beneficial Owners and
  Management..........................    58
Certain Transactions..................    59
Description of Capital Stock..........    59
Shares Eligible for Future Sale.......    61
Underwriting..........................    62
Legal Matters.........................    63
Experts...............................    63
Index to Consolidated Financial
  Statements..........................   F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                1,100,000 SHARES

                                      LOGO

                                COLUMBIA BANKING
                                  SYSTEM, INC.

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                              ALEX . BROWN & SONS
                INCORPORATED

                                RAGEN MACKENZIE
                                  INCORPORATED

                                           , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.



                                      ITEM                                  AMOUNT
        ----------------------------------------------------------------  ----------
        Commission registration fee.....................................  $    6,038
        NASD filing fee.................................................       2,492
        Blue sky fees and expenses......................................      10,000
        Printing and engraving expenses.................................      70,000
        Legal fees and expenses.........................................     125,000
        Accounting fees and expenses....................................      50,000
        Transfer agent and registrar fees...............................         500
        Miscellaneous...................................................      10,970
                                                                          ----------
                  Total.................................................  $  275,000
                                                                          ----------
                                                                          ----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide, among other things, for the indemnification of directors, and authorize the Board to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for the Company within the scope of his or her employment, and which was not the result of conduct finally adjudged to be "egregious" conduct. "Egregious" conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which that person is not legally entitled. The Articles of Incorporation also include a provision that limits the liability of directors of the Company from any personal liability to the Company or its shareholders for conduct not found to have been egregious.

ITEM 16.  EXHIBITS

 EXHIBIT
   NO.
---------
 1.1       Form of Underwriting Agreement.*


 4.1       Restated Articles of Incorporation of the Registrant. Filed as an exhibit to the
           Registrant's Registration Statement on Form S-1 ("Registration No. 33-47711)
           declared effective on June 16, 1992 and incorporated herein by reference.
 4.2       Restated Bylaws of the Registrant. Filed as an exhibit to the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
 5.1       Opinion of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C.
           regarding legality of the Common Stock. Filed as an exhibit to the Registrants'
           Registration on Form S-2 (Registration No. 333-14465) and incorporated herein by reference.
10.1(a)    Lease dated May 7, 1993 between the Registrant and William B. Swenson Enterprises for Tacoma main office premises of Columbia Bank. Filed as an exhibit to the
           Registrant's Registration Statement on Form SB-2 (Registration No. 33-66224)
           declared effective on August 16, 1993 and incorporated herein by reference.

 EXHIBIT
   NO.
---------
10.2       Amended Employee Stock Option Plan dated July 19, 1993. Filed as an exhibit to the
           Registrant's Registration Statement on Form SB-2 (Registration No. 33-66224)
           declared effective on August 16, 1993 and incorporated herein by reference.
10.3(a)    Amended Employment Agreement dated December 30, 1993 between the Registrant and
           A.G. Espe. Filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1993 and incorporated herein by reference.
10.3(b)    Amended Employment Agreement between the Registrant and A.G. Espe dated as of
           September 25, 1996, effective as of January 1, 1997. Filed as an exhibit to the
           Registrants' Registration Statement on Form S-2 (Registration No. 333-14465) and
           incorporated herein by reference.
10.4(a)    Amended Employment Agreement between the Registrant and W.W. Philip dated December
           31, 1993, as further amended effective December 29, 1995. Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.
10.4(b)    Amended Employment Agreement between the Registrant and W.W. Philip dated as of
           September 25, 1996, effective January 1, 1997, except with respect to Section 4.3
           (granting restricted stock award) which is immediately effective. Filed as an exhibit to the Registrants' Registration Statement on Form S-2 (Registration No.
           333-14465) and incorporated herein by reference.
10.5       Agreement of September 30, 1994 with the Federal Deposit Insurance Corporation regarding termination of the Assistance Agreement dated August 2, 1988 among the
           Federal Savings and Loan Insurance Corporation, Columbia Savings Bank and the
           Registrant. The Termination Agreement also resulted in the termination of the
           Regulatory Capital Maintenance Agreement dated August 2, 1988 among the
           Registrant, Stanley B. Rose Company, Stanley B. Rose, Columbia Savings Bank and
           the Federal Savings and Loan Insurance Corporation. Filed as an exhibit to the
           Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
10.6       Amended Agreement granting options to NorCap, Ltd. to Purchase Shares of Common
           Stock of the Registrant dated September 26, 1990. Filed as an exhibit to the
           Registrant's Registration Statement on Form S-1 (Registration No. 33-47711)
           declared effective on June 16, 1992 and incorporated herein by reference.
10.7       Cash or Deferred Profit Sharing Plan effective as of July 1, 1992. Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Registration No.
           33-66224) declared effective on August 16, 1993 and incorporated herein by reference.
10.8       Data processing servicing agreement dated May 3, 1993 between the Registrant and
           M&I Data Services. Filed as an exhibit to the Registrant's Annual Report on Form
           10-KSB for the year ended December 31, 1993 and incorporated herein by reference.
11.1       Statement regarding computation of per share earnings. Filed as an exhibit to the
           Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.
23.1       Consent of Price Waterhouse LLP.*
23.2       Consent of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C.
           (included in the opinion filed as Exhibit 5.1).
24.1       Power of Attorney. Filed as an exhibit to the Registrants' Registration Statement on Form S-2 (Registration No. 333-14465) and incorporated herein by reference.


---------------

* Filed herewith.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington, on October 24, 1996.


                                          COLUMBIA BANKING SYSTEM, INC.

                                          By: /s/  A.G. ESPE

                                            ------------------------------------
                                            A.G. Espe
                                            Chairman of the Board
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on October 24, 1996 in the capacities indicated.


                  SIGNATURE                                         TITLE
---------------------------------------------    --------------------------------------------
PRINCIPAL EXECUTIVE OFFICER:
/s/ A.G. ESPE                                    Chairman of the Board and
---------------------------------------------    Chief Executive Officer
A.G. Espe
PRINCIPAL FINANCIAL OFFICER AND
PRINCIPAL ACCOUNTING OFFICER:
/s/ GARY R. SCHMINKEY                            Chief Financial Officer
---------------------------------------------
Gary R. Schminkey
A MAJORITY OF THE BOARD OF DIRECTORS:
/s/ W. BARRY CONNOLEY*                           Director
---------------------------------------------
W. Barry Connoley
/s/ RICHARD S. DEVINE*                           Director
---------------------------------------------
Richard S. DeVine
/s/ ARNOLD G. ESPE*                              Director
---------------------------------------------
Arnold G. Espe
/s/ JACK FABULICH*                               Director
---------------------------------------------
Jack Fabulich

                  SIGNATURE                                         TITLE
---------------------------------------------    --------------------------------------------
/s/ JONATHAN FINE*                               Director
---------------------------------------------
Jonathan Fine
/s/ MARGEL S. GALLAGHER*                         Director
---------------------------------------------
Margel S. Gallagher
/s/ JOHN A. HALLERAN*                            Director
---------------------------------------------
John A. Halleran
/s/ W.W. PHILIP*                                 Director
---------------------------------------------
W.W. Philip
/s/ JOHN H. POWELL*                              Director
---------------------------------------------
John H. Powell
/s/ ROBERT QUOIDBACH*                            Director
---------------------------------------------
Robert Quoidbach
/s/ DONALD RODMAN*                               Director
---------------------------------------------
Donald Rodman
/s/ FRANK RUSSELL*                               Director
---------------------------------------------
Frank Russell
/s/ SIDNEY R. SNYDER*                            Director
---------------------------------------------
Sidney R. Snyder
/s/ JAMES M. WILL, JR.*                          Director
---------------------------------------------
James M. Will, Jr.
*By: /s/ J. JAMES GALLAGHER
---------------------------------------------
          J. James Gallagher
          Attorney-in-Fact

                               INDEX TO EXHIBITS


 EXHIBIT
   NO.
---------
 1.1       Form of Underwriting Agreement.*
 4.1       Restated Articles of Incorporation of the Registrant. Filed as an exhibit to the
           Registrant's Registration Statement on Form S-1 ("Registration No. 33-47711)
           declared effective on June 16, 1992 and incorporated herein by reference.
 4.2       Restated Bylaws of the Registrant. Filed as an exhibit to the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
 5.1       Opinion of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C.
           regarding legality of the Common Stock. Filed as an exhibit to Registrant's
           Registration on Form S-2 (Registration No. 333-14465) and incorporated herein by reference.
10.1(a)    Lease dated May 7, 1993 between the Registrant and William B. Swenson Enterprises for Tacoma main office premises of Columbia Bank. Filed as an exhibit to the
           Registrant's Registration Statement on Form SB-2 (Registration No. 33-66224)
           declared effective on August 16, 1993 and incorporated herein by reference.
10.2       Amended Employee Stock Option Plan dated July 19, 1993. Filed as an exhibit to the
           Registrant's Registration Statement on Form SB-2 (Registration No. 33-66224)
           declared effective on August 16, 1993 and incorporated herein by reference.
10.3(a)    Amended Employment Agreement dated December 30, 1993 between the Registrant and
           A.G. Espe. Filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1993 and incorporated herein by reference.
10.3(b)    Amended Employment Agreement between the Registrant and A.G. Espe dated as of
           September 25, 1996, effective as of January 1, 1997. Filed as an exhibit to
           Registrant's Registration on Form S-2 (Registration No. 333-14465) and
           incorporated herein by reference.
10.4(a)    Amended Employment Agreement between the Registrant and W.W. Philip dated December
           31, 1993, as further amended effective December 29, 1995. Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.
10.4(b)    Amended Employment Agreement between the Registrant and W.W. Philip dated as of
           September 25, 1996, effective January 1, 1997, except with respect to Section 4.3
           (granting restricted stock award) which is immediately effective. Filed as an exhibit to Registrant's Registration on Form S-2 (Registration No. 333-14465) and
           incorporated herein by reference.
10.5       Agreement of September 30, 1994 with the Federal Deposit Insurance Corporation regarding termination of the Assistance Agreement dated August 2, 1988 among the
           Federal Savings and Loan Insurance Corporation, Columbia Savings Bank and the
           Registrant. The Termination Agreement also resulted in the termination of the
           Regulatory Capital Maintenance Agreement dated August 2, 1988 among the
           Registrant, Stanley B. Rose Company, Stanley B. Rose, Columbia Savings Bank and
           the Federal Savings and Loan Insurance Corporation. Filed as an exhibit to the
           Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
10.6       Amended Agreement granting options to NorCap, Ltd. to Purchase Shares of Common
           Stock of the Registrant dated September 26, 1990. Filed as an exhibit to the
           Registrant's Registration Statement on Form S-1 (Registration No. 33-47711)
           declared effective on June 16, 1992 and incorporated herein by reference.

 EXHIBIT
   NO.
---------
10.7       Cash or Deferred Profit Sharing Plan effective as of July 1, 1992. Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Registration No.
           33-66224) declared effective on August 16, 1993 and incorporated herein by reference.
10.8       Data processing servicing agreement dated May 3, 1993 between the Registrant and
           M&I Data Services. Filed as an exhibit to the Registrant's Annual Report on Form
           10-KSB for the year ended December 31, 1993 and incorporated herein by reference.
11.1       Statement regarding computation of per share earnings. Filed as an exhibit to the
           Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.
23.1       Consent of Price Waterhouse LLP.*
23.2       Consent of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C.
           (included in the opinion filed as Exhibit 5.1).
24.1       Power of Attorney. Filed as an exhibit to Registrant's Registration on Form S-2
           (Registration No. 333-14465) and incorporated herein by reference.


---------------

* Filed herewith.